12025109

Barnwell Industries, Inc.

Received SEC
JAN 18 2012
Washington, DC 20549

2011 Annual Report

FINANCIAL AND OPERATING HIGHLIGHTS

	Years ended September 30,				
	2011	2010	2009	2008	2007
FINANCIAL:					
Revenues	**$ 38,460,000**	$ 41,872,000	$ 32,178,000	$ 65,644,000	$ 47,436,000
Net (loss) earnings	**$ (109,000)**	$ 3,840,000	$ (24,362,000)	$ 11,732,000	$ 3,516,000
Net (loss) earnings per share – diluted	**$ (0.01)**	$ 0.46	$ (2.96)	$ 1.39	$ 0.41
Dividends declared per share	**$ 0.00**	$ 0.00	$ 0.00	$ 0.23	$ 0.25
OPERATING:					
Production -					
Oil and natural gas liquids – barrels	**250,000**	243,000	268,000	267,000	260,000
Natural gas – MCF*	**2,950,000**	3,245,000	3,567,000	3,349,000	3,615,000
Average price -					
Oil and natural gas liquids, per barrel	**$ 71.67**	$ 57.05	$ 39.99	$ 84.47	$ 48.37
Natural gas, per MCF*	**$ 3.42**	$ 3.82	$ 3.79	$ 7.77	$ 5.88

	At September 30,				
	2011	2010	2009	2008	2007
FINANCIAL:					
Total assets	**$ 88,772,000**	$ 89,888,000	$ 86,104,000	$ 132,362,000	$ 124,565,000
Long-term debt, excluding current portion	**$11,400,000**	$ 12,350,000	$ 16,665,000	$ 26,217,000	$ 22,104,000
RESERVES:					
Proved reserves:					
Oil and liquids – barrels	**1,184,000**	1,272,000	1,334,000	1,335,000	1,387,000
Natural gas – MCF*	**14,943,000**	17,867,000	20,610,000	23,297,000	24,018,000
Total natural gas and natural gas equivalent of oil and liquids** – MCF	**21,810,000**	25,245,000	28,347,000	31,040,000	32,063,000

* MCF means 1,000 cubic feet

** Oil and liquids are converted to natural gas equivalents on the basis of one barrel equals 5.8 MCF.

Reserves are calculated by an independent engineering firm based on SEC constant pricing.

BARNWELL INDUSTRIES, INC.

TO OUR STOCKHOLDERS:

Barnwell had a net loss of $109,000 for our year ended September 30, 2011, as compared to net earnings of $3,840,000 for the prior year ended September 30, 2010. This decrease was primarily the result of two factors. First, net earnings for year ended September 30, 2010 included an income tax benefit of $1,465,000 due to a change in tax law enacted in November 2009; there was no such income tax benefit this year and second, revenues from sales of interests in leasehold land in Hawaii declined $2,235,000 from $3,560,000 to $1,325,000. Also, fiscal 2011's loss included non cash reductions in the carrying value of our real estate, real estate held for sale and joint venture investments totaling $1,228,000, these reductions in the carrying value had no effect on the Company's liquidity or compliance with our credit agreements.

The Company was successful in increasing oil production by 17,000 barrels, 12%, in 2011 and oil prices received by the Company increased $15.41 per barrel, 22%, from 2010. However, a $0.40 per MCF (1,000 cubic feet) or 10% decline in natural gas prices, a 9% decline in natural gas production and a decrease in contract drilling operating results from fiscal 2010 contributed to the current year loss. Fiscal 2011 included $1,424,000 of other revenue from an Alberta Government drilling incentive program; this temporary program which started in 2009 has been discontinued.

The Company increased its investments in oil and gas exploration and development significantly, by $7,814,000, or 142%, to $13,299,000 during the year ended September 30, 2011. This amount was slightly above our combined investments for both fiscal 2009 and 2010. We participated in the drilling of 18 gross (4.4 net) wells this year, as compared to investing $5,485,000 through participation in the drilling of 23 gross (2.8 net) wells in the prior year. Of our 18 wells drilled in 2011, 16 gross (3.4 net) wells are considered to be successful, and 2 gross (1.0 net) wells were unsuccessful.

$6,854,000 of Barnwell's investment in oil and gas properties in 2011 and $1,054,000 in 2010 were invested at our properties at Seagram Lakes in Saskatchewan, Canada where we have a 50% working interest in approximately 6,000 acres. This Seagram Lakes project is a heavy oil play involving directional horizontal drilling with multiple fracturing in each well bore. The Company has now drilled five wells in this area with two currently producing. Two of the wells were unsuccessful with plans for one of them to be used as a water disposal well and the fifth well is currently being evaluated.

The Company continued to market for sale the two houses it constructed on the Island of Hawaii at Kaupulehu and is hopeful that one will be sold in 2012.

1100 Alakea Street • Suite 2900 • Honolulu, Hawaii 96813 • Telephone (808) 531-8400 • Fax (808) 531-7181

The Company's proved developed oil and natural gas properties as of September 30, 2011, as determined by independent petroleum reserve engineers, are projected to generate undiscounted future after-tax net cash flows of approximately $64,600,000. The projection was based on twelve-month average prices and assumes no increases in prices. Utilizing this same constant price evaluation, the proved developed reserves per outstanding share of the Company are approximately 2.6 MCF equivalents or 0.45 barrel of oil equivalents (oil and natural gas liquids are converted at a ratio of one barrel to 5.8 MCF; natural gas is converted at a ratio of 5.8 MCF to one barrel of oil). Additionally, the Company holds some 50,000 net acres of undeveloped oil and natural gas properties in Canada.

Having repaid $3,000,000 in debt over the last two years, our Canadian dollar credit facility is at its lowest level in six years. At September 30, 2011, the Company had a cash balance of $9,834,000, working capital of $5,441,000 and available credit of $7,252,000.

Looking forward, we believe the strength of the Company's real estate and oil and natural gas assets together with its liquidity, available credit, and cash flow generation from operations will lead to enhanced long-term stockholder value. We thank you, our stockholders, for your continued support.

For the Board of Directors,

Morton H. Kinzler
Chairman of the Board and
Chief Executive Officer

Alexander C. Kinzler
President, Chief Operating Officer,
General Counsel and Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5103

BARNWELL INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**72-0496921**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Alakea Street, Suite 2900, Honolulu, Hawaii 96813-2833
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: **(808) 531-8400**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.50 per share	NYSE Amex

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of a share of common stock on March 31, 2011 (the last business day of the registrant's most recently completed second fiscal quarter) was $32,151,000.

As of December 1, 2011 there were 8,277,160 shares of common stock outstanding.

Documents Incorporated by Reference

1. Proxy statement to be forwarded to stockholders on or about January 20, 2012 is incorporated by reference in Part III hereof.

TABLE OF CONTENTS

GLOSSARY OF TERMS

Defined below are certain terms used in this Form 10-K:

Terms	Definitions
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Barnwell of Canada	Barnwell of Canada, Limited
Bbl(s)	stock tank barrel(s) of oil equivalent to 42 U.S. gallons
Boe	barrel of oil equivalent at the rate of 5.8 Mcf per Bbl of oil or NGL
FASB	Financial Accounting Standards Board
GAAP	U.S. generally accepted accounting principles
Gross	total number of acres or wells in which Barnwell owns an interest; includes interests owned of record by Barnwell and, in addition, the portion(s) owned by others; for example, a 50% interest in a 320 acre lease represents 320 gross acres and a 50% interest in a well represents 1 gross well
Hualalai Investors	Hualalai Investors JV, LLC and Hualalai Investors II, LLC, collectively
InSite	InSite Petroleum Consultants Ltd. (formerly Paddock Lindstrom & Associates Ltd.)
Kaupulehu 2007	Kaupulehu 2007, LLLP
LIBOR	London Interbank Offer Rate
Mcf	1,000 cubic feet of natural gas at 14.65 pounds per square inch absolute and 60 degrees Fahrenheit
Mcfe	Mcf equivalent at the rate of 1 Bbl = 5.8 Mcf
Net	Barnwell's aggregate interest in the total acres or wells; for example, a 50% interest in a 320 acre lease represents 160 net acres and a 50% interest in a well represents 0.5 net well
NGL(s)	natural gas liquid(s)
NRF	New Royalty Framework
SEC	United States Securities and Exchange Commission
Water Resources	Water Resources International, Inc.
WB	WB KD Acquisition, LLC
WBKD	WB KD Acquisition II, LLC

PART I

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Form 10-K, and the documents incorporated herein by reference, contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. A forward-looking statement is one which is based on current expectations of future events or conditions and does not relate to historical or current facts. These statements include various estimates, forecasts, projections of Barnwell Industries, Inc.'s (referred to herein together with its subsidiaries as "Barnwell," "we," "our," "us" or the "Company") future performance, statements of Barnwell's plans and objectives and other similar statements. Forward-looking statements include phrases such as "expects," "anticipates," "intends," "plans," "believes," "predicts," "estimates," "assumes," "projects," "may," "will," "will be," "should," or similar expressions. Although Barnwell believes that its current expectations are based on reasonable assumptions, it cannot assure that the expectations contained in such forward-looking statements will be achieved. Forward-looking statements involve risks, uncertainties and assumptions which could cause actual results to differ materially from those contained in such statements. Investors should not place undue reliance on these forward-looking statements, as they speak only as of the date of filing of this Form 10-K, and Barnwell expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statements contained herein.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are domestic and international general economic conditions, such as recessionary trends and inflation; domestic and international political, legislative, economic, regulatory and legal actions, including changes in the policies of the Organization of Petroleum Exporting Countries or other developments involving or affecting oil-producing countries; military conflict, embargoes, internal instability or actions or reactions of the governments of the United States and/or Canada in anticipation of or in response to such developments; interest costs, restrictions on production, restrictions on imports and exports in both the United States and Canada, the maintenance of specified reserves, tax increases and retroactive tax claims, royalty increases, expropriation of property, cancellation of contract rights, environmental protection controls, environmental compliance requirements and laws pertaining to workers' health and safety; the condition of Hawaii's real estate market, including the level of real estate activity and prices, the demand for new housing and second homes on the island of Hawaii, the rate of increase in the cost of building materials and labor, the introduction of building code modifications, changes to zoning laws, the condition of Hawaii's tourism industry and the level of confidence in Hawaii's economy; levels of land development activity in Hawaii; levels of demand for water well drilling and pump installation in Hawaii; the potential liability resulting from pending or future litigation; the Company's acquisition or disposition of assets; the effects of changed accounting rules under GAAP promulgated by rule-setting bodies; and the factors set forth under the heading "Risk Factors" in this Form 10-K, in other portions of this Form 10-K, in the Notes to Consolidated Financial Statements, and in other documents filed by Barnwell with the SEC. In addition, unpredictable or unknown factors not discussed in this report could also cause actual results to materially and adversely differ from those discussed in the forward-looking statements.

Unless otherwise indicated, all references to "dollars" in this Form 10-K are to United States dollars.

ITEM 1. BUSINESS

Overview

Barnwell was incorporated in Delaware in 1956 and fiscal 2011 represented Barnwell's 55th year of operations. Barnwell operates in the following four principal business segments:

- *Oil and Natural Gas Segment.* Barnwell engages in oil and natural gas exploration, development, production and sales in Canada.
- *Land Investment Segment.* Barnwell invests in land interests in Hawaii.
- *Contract Drilling Segment.* Barnwell provides well drilling services and water pumping system installation and repairs in Hawaii.
- *Residential Real Estate Segment.* Barnwell develops homes for sale in Hawaii.

Oil and Natural Gas Segment

Overview

Through our wholly-owned subsidiary, Barnwell of Canada, we are involved in the acquisition, exploration and development of oil and natural gas properties. Barnwell of Canada initiates and participates in exploratory and developmental operations for oil and natural gas on properties in which it has an interest, and evaluates proposals by third parties with regard to participation in such exploratory and developmental operations elsewhere.

Operations

Barnwell's investments in oil and natural gas properties are located in Canada, principally in the province of Alberta, with lesser holdings in the provinces of Saskatchewan and British Columbia. These property interests are principally held under governmental leases or licenses. Under the typical Canadian provincial governmental lease, Barnwell must perform exploratory operations and comply with certain other conditions. Lease terms vary with each province, but, in general, the terms grant Barnwell the right to remove oil, natural gas and related substances subject to payment of specified royalties on production.

All exploratory and developmental operations are overseen by Barnwell's Calgary, Alberta staff and Barnwell's Chief Operating Officer located in Honolulu, along with senior management and independent petroleum reserve engineers as necessary. In fiscal 2011, Barnwell participated in exploratory and developmental operations in Alberta and Saskatchewan, although Barnwell does not limit its consideration of exploratory and developmental operations to these areas.

Natural gas prices are typically higher in the winter than at other times due to increased heating demand. Oil prices are also subject to seasonal fluctuations, but to a lesser degree. Oil and natural gas unit sales are based on the quantity produced from the properties by the properties' operator.

Key Property

Barnwell's principal oil and natural gas property is located in the Dunvegan area of Alberta, Canada and is called the Dunvegan Unit. Barnwell holds an 8.9% working interest in the Dunvegan Unit which, at September 30, 2011, had 215 producing natural gas wells. In fiscal 2011, Barnwell participated in the drilling of seven gross (0.6 net) gas wells in the Dunvegan area of which all appear to be successful. Capital expenditures at Dunvegan totaled $2,021,000 in fiscal 2011.

In fiscal 2011, Dunvegan contributed 64% of Barnwell's net natural gas production, 88% of Barnwell's net natural gas liquids production, and 1% of Barnwell's net oil production, representing 54% of the Company's total net production on a Boe basis (407,000 Boe of a total 759,000 Boe). In fiscal 2011, Dunvegan contributed 36% of Barnwell's oil and natural gas revenues.

Dunvegan's proved natural gas reserves represented 8,800,000 gross (8,158,000 net) Mcf or 54% of our total proved natural gas reserves as of September 30, 2011. Dunvegan's proved oil and natural gas liquids reserves represented 373,000 gross (262,000 net) Bbl or 25% of our total proved oil and natural gas liquids reserves as of September 30, 2011. In total, Dunvegan's reserves represented 44% of the Company's total net reserves on an Mcfe basis as of September 30, 2011.

Preparation of Reserves Estimates

Barnwell's reserves are estimated by our independent petroleum reserve engineer, InSite. All information with respect to the Company's reserves in this Form 10-K is derived from the report of InSite. A copy of the report issued by InSite is filed with this Form 10-K as Exhibit 99.1. InSite has been the Company's independent petroleum reserve engineer for over 20 years.

The preparation of data used by the independent petroleum reserve engineer to compile our oil and natural gas reserves estimates is completed in accordance with various internal control procedures which include verification of data input into reserves evaluation software, reconciliations and reviews of data provided to the independent petroleum reserve engineer to ensure completeness, and management review controls, including an independent internal review of the final reserve report for completeness and accuracy.

Barnwell has a Reserves Committee consisting of four independent directors, the Company's President and Chief Operating Officer, and the Company's Executive Vice President and Chief Financial Officer. The Reserves Committee was established to oversee the reserves estimation and certification process. The Chairman of our Reserves Committee is an independent oil and gas reservoir consultant, thereby possessing the experience requisite to effectively oversee the reserves estimation process. The Reserves Committee is responsible for reviewing the annual reserve evaluation report prepared by the independent petroleum reserve engineering firm and ensuring that the reserves are reported fairly in a manner consistent with industry standards. The Reserves Committee meets annually to discuss reserves issues and policies, and to meet with Company personnel and our independent petroleum reserve engineer.

Barnwell of Canada's President and Chief Operating Officer has primary responsibility for overseeing the preparation of the Company's reserves estimates by our independent petroleum reserve engineer; he is a licensed professional engineer with over 33 years of experience in all facets of the oil and natural gas industry both in Canada and internationally and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

Reserves

The amounts set forth in the following table, prepared by InSite, summarize our estimated proved reserves of oil (including natural gas liquids) and natural gas as of September 30, 2011 on all properties in which Barnwell has an interest. All of Barnwell's proved reserves are developed; Barnwell has no proved undeveloped reserves as of September 30, 2011. All of our oil and natural gas reserves are located in Canada. These reserves are before deductions for indebtedness secured by the properties and are based on constant dollars. No estimates of total proved net oil or natural gas reserves have been filed with or included in reports to any federal authority or agency, other than the SEC, since October 1, 2010.

	September 30, 2011
Oil, including natural gas liquids (Bbls)	1,184,000
Natural gas (Mcf)	14,943,000
Total (Boe)	3,760,000

During fiscal 2011, Barnwell's total net proved developed reserves, including proved developed producing reserves, of oil and natural gas liquids decreased by 88,000 Bbls (7%) and total net proved developed reserves of natural gas decreased by 2,924,000 Mcf (16%).

Standardized Measure of Discounted Future Net Cash Flows

The following table sets forth Barnwell's "Estimated Future Net Revenues" from total proved oil, natural gas and natural gas liquids reserves and the present value of Barnwell's "Estimated Future Net Revenues" (discounted at 10%). Estimated future net revenues for total proved reserves are net of estimated future expenditures of developing and producing the proved reserves, and assume the continuation of existing economic conditions. Net revenues have been calculated using the average first-day-of-the-month price during the 12-month period ending in the reporting period and current costs, after deducting all royalties, operating costs, future estimated capital expenditures (including abandonment costs), and income taxes.

Undiscounted future net cash flows, after income taxes	$ 64,660,000
Standardized measure of discounted future net cash flows	$ 48,559,000*

* This amount does not purport to represent, nor should it be interpreted as, the fair value of Barnwell's natural gas and oil reserves. An estimate of fair value would also consider, among other items, the value of Barnwell's undeveloped land position, the recovery of reserves not presently classified as proved, anticipated future changes in oil and natural gas prices (these amounts were based on a natural gas price of $3.65 per Mcf and an oil price of $82.04 per Bbl for 2011) and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

Oil and Natural Gas Production

The following table summarizes (a) Barnwell's net production for the last three fiscal years, based on sales of natural gas, oil and natural gas liquids, from all wells in which Barnwell has or had an interest, and (b) the average sales prices and average production costs for such production during the same periods. Production amounts reported are net of royalties. All of Barnwell's net production in fiscal 2011, 2010 and 2009 was derived in Canada, primarily in Alberta. For a discussion regarding our total annual production volumes, average sales prices, and related production costs, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year ended September 30,		
	2011	2010	2009
Annual net production:			
Natural gas liquids (Bbls)	**93,000**	103,000	98,000
Oil (Bbls)	**157,000**	140,000	170,000
Natural gas (Mcf)	**2,950,000**	3,245,000	3,567,000
Total (Boe)	**759,000**	802,000	883,000
Annual average sale price per unit of production:			
Bbl of natural gas liquids*	**$ 49.23**	$ 40.05	$ 24.47
Bbl of oil*	**$ 84.96**	$ 69.55	$ 48.94
Mcf of natural gas**	**$ 3.42**	$ 3.82	$ 3.79
Annual average production cost per Mcfe produced***	**$ 2.41**	$ 1.99	$ 1.78

* Calculated on revenues before royalty expense divided by gross production.

** Calculated on revenues net of pipeline charges before royalty expense divided by gross production.

*** Calculated on production costs, excluding natural gas pipeline charges, divided by the combined total production of natural gas liquids, oil and natural gas.

Capital Expenditures

Barnwell invested $13,299,000 in oil and natural gas properties during fiscal 2011, of which $1,455,000 (11%) was for acquisition of oil and natural gas leases, $2,253,000 (17%) was for exploration costs and $9,591,000 (72%) was for development of oil and natural gas properties.

Capital expenditures totaled $2,021,000 in the Dunvegan area in fiscal 2011. Seven gross (0.6 net) gas wells were drilled in fiscal 2011 of which all appear to be successful.

Capital expenditures totaled $6,854,000 in the Seagram Lakes area of Saskatchewan in fiscal 2011. Barnwell acquired 2,560 net acres and drilled four gross (2.0 net) oil wells in fiscal 2011 of which two gross (1.0 net) wells were successful and producing at September 30, 2011 and two gross (1.0 net) wells were dry holes. Of the two gross (1.0 net) wells that were dry holes, Barnwell expects to convert one gross (0.5 net) well into a water disposal well.

Capital expenditures totaled $904,000 in the Red Earth area in fiscal 2011. One gross (0.2 net) oil well was drilled in fiscal 2011 which was successful and on production at September 30, 2011.

Capital expenditures totaled $951,000 in the Chauvin area in fiscal 2011. Three gross (1.5 net) wells drilled in fiscal 2011 were successful and on production at September 30, 2011.

Well Drilling Activities

During fiscal 2011, Barnwell participated in the drilling of 17 development wells, 16 of which management believes should be capable of production and one which was a dry hole. Barnwell participated in the drilling of one exploratory well, which was a dry hole, during fiscal 2011. Of the 18 wells Barnwell participated in the drilling of in fiscal 2011, eight gross (3.6 net) wells were on prospects developed by Barnwell.

The following table sets forth more detailed information with respect to the number of exploratory ("Exp.") and development ("Dev.") wells drilled for the fiscal years ended September 30, 2011, 2010 and 2009 in which Barnwell participated. All wells were drilled in Canada.

	Productive Oil Wells		Productive Gas Wells		Total Productive Wells		Dry Holes		Total Wells	
	Exp.	Dev.	Exp.	Dev.	Exp.	Dev.	Exp.	Dev.	Exp.	Dev.
2011										
Gross	**-**	**9.0**	**-**	**7.0**	**-**	**16.0**	**1.0**	**1.0**	**1.0**	**17.0**
Net	**-**	**2.8**	**-**	**0.6**	**-**	**3.4**	**0.5**	**0.5**	**0.5**	**3.9**
2010										
Gross	1.0	5.0	-	16.0	1.0	21.0	-	1.0	1.0	22.0
Net	0.5	0.8	-	1.4	0.5	2.2	-	0.1	0.5	2.3
2009										
Gross	-	2.0	-	8.0	-	10.0	-	2.0	-	12.0
Net	-	0.5	-	1.1	-	1.6	-	0.3	-	1.9

At September 30, 2011, Barnwell was not in the process of drilling any oil or natural gas wells.

Productive Wells

As of September 30, 2011, Barnwell had interests in 739 gross (91.3 net) productive wells, of which 188 gross (30.4 net) were oil wells and 551 gross (60.9 net) were natural gas wells. All wells were in Canada. Seven natural gas wells and one oil well have dual or multiple completions.

Developed Acreage and Undeveloped Acreage

The following table sets forth the gross and net acres of both developed and undeveloped oil and natural gas leases which we hold as of September 30, 2011.

	Developed Acreage*		Undeveloped Acreage*		Total*	
Location	Gross	Net	Gross	Net	Gross	Net
Canada	232,604	37,553	171,915	52,464	404,519	90,017

* "Developed Acreage" includes the acres covered by leases upon which there are one or more producing wells. "Undeveloped Acreage" includes acres covered by leases upon which there are no producing wells and which are maintained by the payment of delay rentals or the commencement of drilling thereon.

Thirty-eight percent of Barnwell's undeveloped acreage is not subject to expiration at September 30, 2011. The 62% of Barnwell's leasehold interests in undeveloped acreage subject to expiration expire over the next fiscal years, if not developed, as follows: 45% expire during fiscal 2012; 13% expire during fiscal 2013; 3% expire during fiscal 2014; 9% expires during fiscal 2015; and 30% expire during fiscal 2016. There can be no assurance that Barnwell will be successful in renewing its leasehold interests in the event of expiration.

Barnwell's undeveloped acreage includes concentrations in Alberta at Thornbury (5,949 net acres), Doris (5,120 net acres), Bonanza/Balsam (3,128 net acres) and in Saskatchewan at Seagram

Lakes (6,069 net acres). During fiscal 2011, Barnwell acquired undeveloped land in Saskatchewan at Seagram Lakes (2,560 net acres) and Handel (3,200 net acres).

Marketing of Oil and Natural Gas

Barnwell sells substantially all of its oil and natural gas liquids production under short-term contracts between itself and marketers of oil. The price of oil and natural gas liquids is freely negotiated between the buyers and sellers and is largely determined by the world price for oil, which is principally denominated in U.S. dollars.

Natural gas sold by Barnwell is generally sold under both long-term and short-term contracts with prices indexed to market prices. The price of natural gas and natural gas liquids is freely negotiated between buyers and sellers and is principally determined for Barnwell by western Canadian/Midwestern U.S. prices for natural gas. In fiscal 2011 and 2010, Barnwell took virtually all of its oil and natural gas "in kind" where Barnwell markets the products instead of having the operator of a producing property market the products on Barnwell's behalf.

Barnwell's oil and natural gas segment derived 66% of its oil and natural gas revenues in fiscal 2011 from three individually significant customers, Shell Trading Canada (39%), ProGas Limited (16%) and Glencoe Resources Ltd. (11%). A substantial portion of Barnwell's natural gas production from Dunvegan and other properties is sold to aggregators and marketers under various short-term and long-term contracts, with the price of natural gas determined by negotiations between the aggregators and the final purchasers. In fiscal 2011, 18% of Barnwell's production was marketed by an agent acting on behalf of Barnwell where all products are sold directly to the final purchasers with the agent not taking title to the production.

In fiscal 2011, over 90% of Barnwell's oil and natural gas revenues were from products sold at spot prices.

Governmental Regulation

The jurisdictions in which the oil and natural gas properties of Barnwell are located have regulatory provisions relating to permits for the drilling of wells, the spacing of wells, the prevention of oil and natural gas waste, allowable rates of production and other matters. The amount of oil and natural gas produced is subject to control by regulatory agencies in each province that periodically assign allowable rates of production. The province of Alberta and Government of Canada also monitor and regulate the volume of natural gas that may be removed from the province and the conditions of removal.

There is no current government regulation of the price that may be charged on the sale of Canadian oil or natural gas production. Canadian natural gas production destined for export is priced by market forces subject to export contracts meeting certain criteria prescribed by Canada's National Energy Board and the Government of Canada.

Different royalty rates are imposed by the provincial governments, the Government of Canada and private interests with respect to the production and sale of oil, natural gas and natural gas liquids. In addition, provincial governments receive additional revenue through the imposition of taxes on oil and natural gas owned by private interests within the province. Essentially, provincial royalties are calculated as a percentage of revenue and vary depending on production volumes, selling prices and the date of discovery.

Ninety-three percent of Barnwell's gross revenues are derived from properties located within Alberta.

The province of Alberta charges oil and natural gas producers a royalty for production in Alberta. The province of Alberta determines its royalty share of natural gas and oil by using reference prices that average all natural gas sales and oil sales, respectively, in Alberta. Barnwell also pays gross overriding royalties and leasehold royalties on a portion of its natural gas and oil sales to parties other than the province of Alberta.

Through December 31, 2008, royalty rates were calculated on a sliding scale basis, increasing as prices increased up to a maximum royalty rate of 35%. On January 1, 2009, a New Royalty Framework ("NRF") went into effect. The NRF changed royalty rates on conventional oil and natural gas production to be both price-sensitive and production-sensitive, and may increase up to a maximum royalty rate of 50%. The price-sensitive maximum is reached for oil when oil is selling at or above $120.00 Canadian dollars per barrel and for natural gas when natural gas is selling at or above $17.50 Canadian dollars per Mcf. Effective January 1, 2011, the Government of Alberta modified Alberta's royalty framework. The modified framework reduced the maximum royalty rate of 50% for oil and natural gas production to 40% and 36%, respectively. In fiscal 2011, 69% of royalties related to Alberta government charges and 26% of royalties related to freehold and override charges which are not directly affected by the NRF. In fiscal 2010, 79% of royalties related to Alberta government charges and 21% of royalties related to freehold and override charges which are not directly affected by the NRF.

In November 2008, the Alberta government announced a one-time option of selecting new transitional rates or NRF rates when drilling a new natural gas or conventional oil well 1,000 to 3,500 meters in depth. All wells drilled between January 1, 2009 and December 31, 2013 that adopt the transitional rates will be shifted to the NRF on January 1, 2014. As of January 1, 2009, all of Barnwell's wells in Alberta pay royalties under the NRF and all new commercial wells drilled since January 1, 2009 adopted the transitional royalty rates.

In fiscal 2011, the weighted-average royalty rate paid on all of Barnwell's natural gas was 5%. The weighted-average rate of all royalties paid to governments and others on natural gas from the Dunvegan Unit, Barnwell's principal oil and natural gas property, was 3% in fiscal 2011.

In fiscal 2011, the weighted-average royalty rate paid on oil was 27%.

In 2009, the Alberta government announced a short-term incentive program which included a drilling royalty credit for new conventional oil and natural gas wells. Under the program, the Canadian province of Alberta provided a temporary drilling royalty credit based on a fixed dollar amount per meter drilled to eligible companies which drilled new conventional oil and natural gas wells on Alberta crown lands from April 1, 2009 to March 31, 2011. The drilling royalty credit program has ended.

During fiscal 2008, the Canadian government enacted reductions in the corporate tax rate from 20.5%, 20.0%, 19.0%, 18.5% and 18.5% in calendar years 2008, 2009, 2010, 2011 and 2012, respectively, to 19.5%, 19.0%, 18.0%, 16.5% and 15%, respectively. There was no enactment of a reduction in Canadian tax rates during fiscal 2010 or 2011.

Competition

The majority of Barnwell's natural gas sales take place in Alberta, Canada. Natural gas prices in Alberta are generally competitive with other major North American areas due to sufficient pipeline capacity into the United States. Barnwell's oil and natural gas liquids are sold in Alberta with prices determined by the world price for oil.

Barnwell competes in the sale of oil and natural gas on the basis of price and on the ability to deliver products. The oil and natural gas industry is intensely competitive in all phases, including the exploration for new production and reserves and the acquisition of equipment and labor necessary to conduct drilling activities. The competition comes from numerous major oil companies as well as numerous other independent operators. There is also competition between the oil and natural gas industry and other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers. Barnwell is a minor participant in the industry and competes in its oil and natural gas activities with many other companies having far greater financial, technical and other resources.

Land Investment Segment

Overview

Barnwell owns a 77.6% controlling interest in Kaupulehu Developments, a Hawaii general partnership that owns interests in leasehold land for property located approximately six miles north of the Kona International Airport in the North Kona District of the island of Hawaii.

Kaupulehu 2007, a Hawaii limited liability limited partnership 80%-owned by Barnwell, owns two residential parcels held for investment in the Lot 4A Increment I area located approximately six miles north of the Kona International Airport on the island of Hawaii. See Residential Real Estate Segment for luxury residences for sale.

Barnwell, through wholly-owned Kaupulehu Mauka Investors, LLC, owns acquisition rights as to 14 lots within agricultural-zoned leasehold land in the upland area of Kaupulehu ("Mauka Lands") situated between the Queen Kaahumanu Highway and the Mamalahoa Highway at Kaupulehu, on the island of Hawaii. The acquisition rights give Barnwell the right to acquire 14 residential lots, currently estimated to be two to five acres in size, which may be developed on the Mauka Lands. These lands are currently classified as agricultural by the state of Hawaii and, accordingly, the developer of these lands (Hualalai Investors) will need to pursue both state and county of Hawaii approvals for reclassification and rezoning to permit the development of residential lots and negotiate development terms.

Operations

In the 1980s, Kaupulehu Developments obtained the state and county zoning changes necessary to permit development of the Four Seasons Resort Hualalai at Historic Ka'upulehu and Hualalai Golf Club, which opened in 1996, a second golf course, and single-family and multi-family residential units. These projects were developed by an unaffiliated entity on leasehold land acquired from Kaupulehu Developments.

Between 1993 and 2001, Kaupulehu Developments obtained the state and county zoning changes necessary to permit development of single-family and multi-family residential units, a golf course and a limited commercial area on approximately 870 leasehold acres, zoned for resort/residential development, located adjacent to and north of the Four Seasons Resort Hualalai at Historic Ka'upulehu.

In 2004 and 2006, Kaupulehu Developments transferred its leasehold interest in the aforementioned approximately 870 acres in two increments ("Increment I" and "Increment II") to WB and WBKD and received closing payments of $11,550,000 and $10,000,000, respectively. WB and WBKD are entities not affiliated with Barnwell and its subsidiaries. WB and WBKD are affiliated with RP-Hualalai Investors, LLC, a managing member of Hualalai Investors, and Westbrook Partners, developers of Kuki'o Resort located adjacent to Hualalai Resort.

Increment I is an area planned for approximately 80 single-family lots and a beach club on the portion of the property bordering the Pacific Ocean. The lots within Increment I consist of two phases. Phase I consists of 38 completed single-family lots (23 ocean front lots and 15 ocean view lots) and Phase II is planned for 42 single-family lots. The Company cannot predict when WB will complete the single-family lots in Phase II and be permitted to begin marketing them. The purchasers of the 80 single-family lots will have the right to apply for membership in the Kuki'o Golf and Beach Club, which is located adjacent to and south of the Four Seasons Resort Hualalai at Historic Ka'upulehu. Increment II is the remaining portion of the approximately 870-acre property and is zoned for single-family and multi-family residential units and a golf course and clubhouse. Increment II is not yet developed and is currently planned for approximately 350-400 residential units.

Kaupulehu Developments is entitled to receive payments from WB based on the following percentages of the gross receipts from WB's sales of single-family residential lots in Increment I: 9% of the gross proceeds from single-family lot sales up to aggregate gross proceeds of $100,000,000; 10% of such aggregate gross proceeds greater than $100,000,000 up to $300,000,000; and 14% of such aggregate gross proceeds in excess of $300,000,000. In fiscal 2011, three ocean front single-family lots were sold bringing the total amount of gross proceeds from single-family lot sales through September 30, 2011 to $145,000,000. As of September 30, 2011, 22 of the 23 ocean front lots and seven of the 15 ocean view lots in Phase I of Increment I have been sold.

Kaupulehu Developments is entitled to receive payments from WBKD based on a percentage of the sales price of WBKD's sales of residential lots or units in Increment II ranging from 8% to 10% of the price of improved or unimproved lots or 2.60% to 3.25% of the price of units constructed on a lot, to be determined in the future depending upon a number of variables, including whether the lots are sold prior to improvement. Kaupulehu Developments is also entitled to receive up to $8,000,000 in additional payments after the members of WBKD have received distributions equal to the capital they invested in the project.

In addition, WB and/or WBKD have the exclusive right to negotiate with Kaupulehu Developments with respect to approximately 1,000 acres of vacant leasehold land zoned conservation in the Kaupulehu area located adjacent to Increment II ("Lot 4C") until June 2015. However, this right to negotiate will terminate in June 2013 if WB and/or WBKD have not completed all environmental assessments and surveys reasonably required to support a petition to the Hawaii State Land Use Commission for reclassification of Lot 4C.

Competition

Barnwell's land investment segment is subject to intense competition in all phases of its operations including the acquisition of new properties, the securing of approvals necessary for land rezoning, and the search for potential buyers of property interests presently owned. The competition comes from numerous independent land development companies and other industries involved in land investment activities. The principal factors affecting competition are the location of the project and pricing. Barnwell is a minor participant in the land development industry and competes in its land investment activities with many other entities having far greater financial and other resources.

Contract Drilling Segment

Overview

Barnwell's wholly-owned subsidiary, Water Resources, drills water, water monitoring and geothermal wells of varying depths in Hawaii, installs and repairs water pumping systems, and is the state of Hawaii's distributor for Floway pumps and equipment.

Operations

Water Resources owns and operates one Spencer-Harris portable rotary drilling rig capable of drilling up to approximately 7,000 feet, an IDECO H-35 rotary drilling/workover rig, two GEFCO SS-40-T portable rotary drilling rigs, a National T-32 drilling rig, and other ancillary drilling equipment. Water Resources also owns and operates one Walker Neer P-15-A and one Franks double drum service rig for deep set pump removal, installations and repairs. Additionally, Water Resources leases a three-quarter of an acre maintenance facility in Honolulu, Hawaii, a one acre maintenance and storage facility with 2,800 square feet of interior space in Kawaihae, Hawaii, and a one acre equipment storage yard in Waimea, Hawaii, and maintains an inventory of drilling materials and pump supplies.

Water Resources currently operates in Hawaii and is not subject to seasonal fluctuations. The demand for Water Resources' services is primarily dependent upon land development activities in Hawaii. Water Resources markets its services to land developers and government agencies, and identifies potential contracts through public notices, its officers' involvement in community activities and referrals. Contracts are usually fixed price per lineal foot drilled or day rate contracts and are negotiated with private entities or obtained through competitive bidding with private entities or local, state and federal agencies. Contract revenues are not dependent upon the discovery of water, geothermal production zones or other similar targets, and contracts are not subject to renegotiation of profits or termination at the election of the governmental entities involved. Contracts provide for arbitration in the event of disputes.

Water Resources derived 53% and 85% of its contract drilling revenues in fiscal 2011 and 2010, respectively, pursuant to federal, state of Hawaii and county contracts. At September 30, 2011, Barnwell had accounts receivables from federal, state of Hawaii and county entities totaling $529,000. Barnwell has lien rights on wells drilled and pumps installed for federal, state of Hawaii, county and private entities.

In fiscal 2011, Water Resources started ten pump installation and repair contracts and completed three well drilling contracts and nine pump installation and repair contracts. All of the completed well drilling contracts and six of the nine pump installation and repair contracts were started in the prior year. Seventy-one percent of well drilling and pump installation and repair jobs, representing 53% of total contract drilling revenues in fiscal 2011, have been pursuant to government contracts.

At September 30, 2011, Water Resources had a backlog of 12 pump installation and repair contracts, eight of which were in progress as of September 30, 2011. There were no well drilling contracts in backlog at September 30, 2011.

The dollar amount of Water Resources' backlog of firm well drilling and pump installation and repair contracts at December 1, 2011 and 2010 was as follows:

	2011	2010
Well drilling	$ -	$ 1,150,000
Pump installation and repair	570,000	1,690,000
	$ 570,000	$ 2,840,000

All of the contracts in backlog at December 1, 2011 are expected to be completed within fiscal year 2012.

Competition

Water Resources competes with other drilling contractors in Hawaii, some of which use drill rigs similar to Water Resources' drilling rigs. These competitors are also capable of installing and repairing vertical turbine and submersible water pumping systems in Hawaii. These contractors compete actively with Water Resources for government and private contracts. Pricing is Water Resources' major method of competition; reliability of service is also a significant factor.

Competitive pressures are expected to remain high, thus there is no assurance that the quantity of available or awarded jobs which occurred in fiscal 2011 will continue.

Residential Real Estate Segment

Overview

Kaupulehu 2007 develops luxury residences for sale.

Operations

We began our homebuilding business in fiscal 2007 when Kaupulehu 2007 purchased two parcels in the Lot 4A Increment I area of Kaupulehu, North Kona, Hawaii located approximately six miles north of the Kona International Airport from WB. Construction of the two homes commenced in fiscal 2007 and was completed in fiscal 2009. At September 30, 2011, Kaupulehu 2007 owns two luxury residences that are available for sale and did not have any homes under construction. One home is a fully furnished 5-bedroom, 6.5-bath ranch-style home and is 6,337 square feet in size. The second home, currently unfurnished, is of similar design and is 6,275 square feet in size.

Competition

Barnwell's residential real estate segment is subject to intense competition in all phases of its operations including the acquisition of land, the building of residential homes, including the need for raw materials and skilled labor, and the search for potential purchasers of completed homes. The competition comes from numerous independent real estate developers. The principal factors affecting competition are the location of the project, reputation, design, quality and pricing. Kaupulehu 2007 is a newcomer and a minor participant in the residential real estate industry and competes with many other entities having far greater financial and other resources.

Financial Information About Industry Segments and Geographic Areas

Note 12 in the "Notes to Consolidated Financial Statements" in Item 8 contains information on our segments and geographic areas.

Employees

As of December 1, 2011, Barnwell employed 40 individuals; 39 on a full time basis and 1 on a part time basis.

Environmental Costs

Barnwell is subject to extensive environmental laws and regulations. Federal, state, and Canadian governmental agencies issue rules and regulations and enforce laws to protect the environment which are often difficult and costly to comply with and which carry substantial penalties for failure to comply, particularly in regard to the discharge of materials into the environment. These laws, which are constantly changing, regulate the discharge of materials into the environment and maintenance of surface conditions and may require Barnwell to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Barnwell did not incur material environmental costs in fiscal 2011.

Available Information

We are required to file annual, quarterly and current reports and other information with the SEC. These filings are not deemed to be incorporated by reference in this report. You may read and copy any document filed by us at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC's website at www.sec.gov. Furthermore, we maintain an internet site at www.brninc.com. We make available on our internet website free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports as soon as practicable after we electronically file such reports with, or furnish them to, the SEC.

ITEM 1A. RISK FACTORS

The business of Barnwell and its subsidiaries face numerous risks, including those set forth below or those described elsewhere in this Form 10-K or in Barnwell's other filings with the SEC. The risks described below are not the only risks that Barnwell faces, nor are they necessarily listed in order of significance. If any of the following risk factors should occur, our profitability, financial condition or liquidity could be materially impacted.

Risks Related to Oil and Natural Gas Segment

The oil and natural gas industry is highly competitive.

We compete for capital, acquisitions of reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline capacity and in many other respects with a substantial number of other organizations, many of which may have greater technical and financial resources than we do. Some of these organizations explore for, develop and produce oil and natural gas, carry on refining operations and market oil and other products on a worldwide basis. As a result of these complementary activities, some of our competitors may have competitive resources that are greater and more diverse than ours. Furthermore, many of our competitors may have a competitive advantage when responding to factors that affect demand for oil and natural gas production, such as changing prices and production levels, the cost and availability of alternative fuels and the application of government regulations. If our competitors are able to capitalize on these competitive resources, it could adversely affect our revenues.

Oil and natural gas prices are volatile. Our results of operations and financial condition are highly dependent on the prices of and demand for our oil and natural gas production.

Oil and natural gas prices are volatile and have fluctuated widely during recent years in response to many factors that are beyond our control. These factors include, but are not limited to, changes in supply and demand, market uncertainty, weather, worldwide political instability, foreign supply of oil and natural gas, the level of consumer product demand, government regulations and taxes, the price and availability of alternative fuels and the overall economic environment. Any decline in oil or natural gas prices may have a material adverse effect on our operations, financial condition, operating cash flows, borrowing ability, reserves, and the amount of capital that we are able to allocate for the development of oil and natural gas reserves and future growth.

Energy prices are also subject to other political and regulatory actions outside our control, which may include changes in the policies of the Organization of Petroleum Exporting Countries or other developments involving or affecting oil-producing countries, or actions or reactions of the government of the United States in anticipation of or in response to such developments.

If oil and natural gas prices decrease, we may be required to reduce the carrying value of our oil and natural gas properties.

We follow the full cost method of accounting for costs related to our oil and natural gas properties. Under this method, the net book value of properties less related deferred income taxes, may not exceed a calculated "ceiling." The ceiling is the estimated after tax future net revenues from proved oil and natural gas properties, discounted at 10% per year. In calculating discounted future net revenues, average first-day-of-the-month oil and natural gas prices during the 12-month period ending in the reporting period are held constant, except for changes which are fixed and determinable by existing contracts. The excess, if any, of the net book value above the ceiling is required to be written off as an expense. A sufficient decline in oil or natural gas prices or other factors, without other mitigating circumstances, could result in reductions of the carrying value of our oil and natural gas properties and an equivalent charge to earnings.

An increase in operating costs or a decline in our production level could have a material adverse effect on our results of operations and financial condition.

Higher operating costs for our properties will directly decrease the amount of cash flow received by us. Electricity, supplies, and labor costs are a few of the operating costs that are susceptible to material fluctuation. The need for significant repairs and maintenance of infrastructure may increase as our properties age. A significant increase in operating costs could result in materially lower operating margin and cash flow.

The level of production from our existing properties may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond our control. A significant decline in our production could result in materially lower revenues and cash flow.

Our operating results are affected by our ability to market the oil and natural gas that we produce.

Our business depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and natural gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of our production, overall production or realized prices may decline.

We are not the operator and have limited influence over the operations of the majority of our oil and natural gas properties.

We hold minority interests in the majority of our oil and natural gas properties. As a result, we cannot control the pace of exploration or development, major decisions affecting the drilling of wells or the plan for development and production at non-operated properties, although contract provisions give Barnwell certain consent rights in some matters. The operator's influence over these matters can affect the pace at which we incur capital expenditures. Additionally, as certain underlying joint venture data is not accessible to us, we depend on the operators at non-operated properties to provide us with reliable accounting information.

Our operations are subject to domestic and foreign government regulation and other risks, particularly in Canada and the United States.

Barnwell's oil and natural gas operations are affected by political developments and laws and regulations, particularly in Canada and the United States, such as restrictions on production, restrictions on imports and exports, the maintenance of specified reserves, tax increases and retroactive tax claims, expropriation of property, cancellation of contract rights, environmental protection controls, environmental compliance requirements and laws pertaining to workers' health and safety. Further, the right to explore for and develop oil and natural gas on lands in Alberta, Saskatchewan and British Columbia is controlled by the governments of each of those provinces. Changes in royalties and other terms of provincial leases, permits and reservations may have a substantial effect on Barnwell's operations. We derive a significant portion of our revenues from our operations in Canada. In fiscal 2011, we derived 80% of our revenues from operations in Canada.

Additionally, our ability to compete in the Canadian oil and natural gas industry may be adversely affected by governmental regulations or other policies that favor the awarding of contracts to contractors in which Canadian nationals have substantial ownership interests. Furthermore, we may face governmentally imposed restrictions or fees from time to time on the transfer of funds to the U.S.

Government regulations control and often limit access to potential markets and impose extensive requirements concerning employee safety, environmental protection, pollution control and remediation of environmental contamination. Environmental regulations, in particular, prohibit access to some markets and make others less economical, increase equipment and personnel costs and often impose liability without regard to negligence or fault. In addition, governmental regulations may discourage our customers' activities, reducing demand for our products and services.

Compliance with foreign tax and other laws may adversely affect our operations.

Tax and other laws and regulations are not always interpreted consistently among local, regional and national authorities. Income tax laws, other legislation or government incentive programs relating to the oil and natural gas industry may in the future be changed or interpreted in a manner that adversely affects us and our stockholders. It is also possible that in the future we will be subject to disputes concerning taxation and other matters in Canada, including the manner in which we calculate our income for tax purposes, and these disputes could have a material adverse effect on our financial performance.

We are dependent upon future discoveries or acquisitions of oil and natural gas to maintain our reserves.

We actively explore for oil and natural gas reserves. However, future exploration and drilling results are uncertain and may involve substantial costs. Despite this uncertainty or potential cost, discoveries or acquisitions of additional reserves are needed to avoid a material decline in reserves and production. As a result, future oil and natural gas reserves may be dependent on our success in exploiting existing properties and acquiring additional reserves. If our access to capital becomes limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves will be impaired. Additionally, we cannot guarantee that we will be successful in developing additional reserves or acquiring additional reserves on terms that meet our investment objectives. Without these reserve additions, our reserves will deplete and as a consequence, either production from, or the average reserve life of, our properties will decline.

Actual reserves will vary from reserve estimates.

Estimating reserves is inherently uncertain and the reserves estimation process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data. The reserve data and standardized measures set forth herein are only estimates. Ultimately, actual reserves attributable to our properties will vary from estimates, and those variations may be material. The estimation of reserves involves a number of factors and assumptions, including, among others:

- oil and natural gas prices as prescribed by the SEC;
- historical production from our wells compared with production rates from similar producing wells in the area;
- future commodity prices, production and development costs, royalties and capital expenditures;
- initial production rates;
- production decline rates;
- ultimate recovery of reserves;
- success of future development activities;
- marketability of production;
- effects of government regulation; and
- other government levies that may be imposed over the producing life of reserves.

If these factors, assumptions and prices prove to be inaccurate, actual results may vary materially from reserve estimates.

Delays in business operations could adversely affect our distributions.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of our properties, and the delays of those operators in remitting payment to us, payments between any of these parties may also be delayed by:

- restrictions imposed by lenders;
- accounting delays;
- delays in the sale or delivery of products;
- delays in the connection of wells to a gathering system;
- blowouts or other accidents;
- adjustments for prior periods;
- recovery by the operator of expenses incurred in the operation of the properties; and
- the establishment by the operator of reserves for these expenses.

Any of these delays could expose us to additional third party credit risks.

The industry in which we operate exposes us to potential liabilities that may not be covered by insurance.

Our operations are subject to all of the risks associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells, and the production and transportation of oil and natural gas. These risks include encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. A number of these risks could result in personal injury, loss of life, or environmental and other damage to our property or the property of others.

While we maintain reserves for anticipated liabilities and carry various levels of insurance, we could be affected by civil, criminal, regulatory or administrative actions, claims or proceedings. We cannot fully protect against all of the risks listed above, nor are all of these risks insurable. There is no assurance that any applicable insurance or indemnification agreements will adequately protect us against liability for the risks listed above. We could face substantial losses if an event occurs for which we are not fully insured or are not indemnified against or a customer or insurer fails to meet its indemnification or insurance obligations. In addition, there can be no assurance that insurance will continue to be available to cover any or all of these risks, or, even if available, that insurance premiums or other costs will not rise significantly in the future, so as to make the cost of such insurance prohibitive.

We may incur material costs to comply with or as a result of health, safety, and environmental laws and regulations.

The oil and natural gas industry is subject to extensive environmental regulation pursuant to local, provincial and federal legislation. A violation of that legislation may result in the imposition of fines or the issuance of "clean up" orders. Legislation regulating the oil and natural gas industry may be changed to impose higher standards and potentially more costly obligations. For example, the 1997 Kyoto Protocol to the United Nation's Framework Convention on Climate Change, known as the Kyoto Protocol, was ratified by the Canadian government in December 2002 and will require, among other things, significant reductions in greenhouse gases. The impact of the Kyoto Protocol on us is uncertain and may result in significant additional costs for our future operations. Although we have recorded a provision in our financial statements relating to our estimated future environmental and reclamation obligations that we believe is reasonable, we cannot guarantee that we will be able to satisfy our actual future environmental and reclamation obligations.

We are not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms. Accordingly, any site reclamation or abandonment costs actually incurred in the ordinary course of business in a specific period could negatively impact our cash flow. Should we be unable to fully fund the cost of remedying an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

We may have difficulty financing our planned capital expenditures, which could have an adverse effect on our business.

We make and will continue to make substantial capital expenditures in our exploration and development projects. Without adequate capital resources, our drilling and other activities may be limited and our business, financial condition and results of operations may suffer. We may not be able to secure necessary financing on reasonable terms or at all and financing may not continue to be available to us under our existing financing arrangements. If capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets under untimely or unfavorable terms. Any such curtailment or sale could have a material adverse effect on our business, financial condition and results of operations.

Unforeseen title defects may result in a loss of entitlement to production and reserves.

Although we conduct title reviews in accordance with industry practice prior to any purchase of resource assets or property, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Risks Related to Land Investment Segment

The real estate investment industry continues to experience a slowdown that may persist for an indefinite period. This downturn in economic conditions could adversely affect our business, results of operations and stockholders' equity.

The real estate investment industry is cyclical in nature and is particularly vulnerable to shifts in local, regional, and national economic conditions outside of our control such as interest rates, housing demand, population growth, employment levels, job growth and property taxes. Further, a weakening of the economic drivers in Hawaii, which include tourism, military spending, construction starts and employment, and a decrease in market demand adversely impacted the level of real estate activity in Hawaii. The industry has experienced a significant decrease in demand for new homes since 2007 and this trend may continue for an extended period of time. Conditions in both the United States and international economies remain weak, which puts continued pressure on consumer confidence for residential real estate. These challenging market conditions are expected to continue for the foreseeable future and, in the near term, these conditions may further deteriorate. We expect that continued weakness in the industry could adversely affect our business, results of operations and financial condition.

Considerable economic and political uncertainties currently exist that could have adverse effects on consumer buying habits, construction costs, availability of labor and materials and other factors affecting us and the real estate industry in general. Significant expenditures associated with investment in real estate, such as real estate taxes, insurance, maintenance costs and debt payments, cannot generally be reduced even though changes in Hawaii's or the nation's economy may cause a decrease in revenues from our properties.

Our real estate business is concentrated in the state of Hawaii. As a result, our financial results are dependent on the economic growth and health of Hawaii, particularly the island of Hawaii.

Barnwell's land investment segment is impacted by the condition of Hawaii's real estate market, which is affected by Hawaii's economy and Hawaii's tourism industry, as well as the United States and world economies in general. Any future cash flows from Barnwell's land development activities are subject to, among other factors, the level of real estate activity and prices, the demand for new housing and second homes on the island of Hawaii, the rate of increase in the cost of building materials and labor, the introduction of building code modifications, changes to zoning laws, and the level of confidence in Hawaii's economy.

The occurrence of natural disasters in Hawaii could adversely affect our business.

The occurrence of a natural disaster in Hawaii such as, but not limited to, earthquakes, landslides, hurricanes, tornadoes, tsunamis, volcanic activity, droughts and floods, could have a material adverse effect on our ability to develop and sell properties or realize income from our projects. The occurrence of a natural disaster could also cause property and flood insurance rates and deductibles to increase, which could reduce demand for our properties.

Increases in interest rates, tightening of lending standards and decreases, limitations or restrictions in the availability of mortgage financing and other economic factors outside our control, such as consumer confidence and declines in employment levels could lead to slowed home sales, which could adversely affect our revenues and earnings.

The United States residential mortgage market continues to experience disruption. Mortgage interest rates have been experiencing significant volatility and contributed to the challenging market conditions faced by us and the industry. In addition, as a result of increased default rates and other factors, the willingness of many lenders to make home mortgage loans has decreased and lenders have tightened their lending standards. The volatility in interest rates, the decrease in the willingness of lenders to make home mortgage loans, and the tightening of lending standards have made it more difficult for some potential buyers to finance the purchase of homes. Potential buyers may not be able to obtain acceptable financing to purchase residential lots within the Kaupulehu area, leading to further declines in the market for homes. Any limitations or restrictions on the availability of mortgage financing or increases in mortgage interest rates could reduce residential lot sales, thereby reducing our revenues and earnings. Even if potential buyers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. Any limitations or restrictions on the availability of mortgage financing or interest rate increases could adversely affect our sales, which would reduce our revenues.

Our business is subject to extensive regulation which makes it difficult and expensive for us to conduct our operations.

We are subject to a wide variety of federal, state and local laws and regulations relating to land use and development and to environmental compliance and permitting obligations, including those related to the use, storage, discharge, emission, and disposal of hazardous materials. In most cases, approval to develop requires multiple permits which involve a long, uncertain and costly regulatory process. Any failure to comply with these laws could result in capital or operating expenditures or the imposition of severe penalties or restrictions on operations that could adversely affect present and future operations, or jeopardize our ability to sell the leasehold interest currently held.

Receipt of future percentage of sales payments is dependent upon the developer's continued efforts to develop and market the property.

We are entitled to receive future payments based on a percentage of the sales prices of residential homes and lots within approximately 870 acres in the Kaupulehu area. However, in order to collect such percentage of sales payments we are reliant upon an unaffiliated third party developer to continue to develop and market the homes and lots. The receipt of future percentage of sales payments could be jeopardized if the developer fails to proceed with development and marketing of the property.

If required land use entitlements are not obtained at reasonable costs, or at all, our operating results could be adversely affected.

We hold the leasehold interest to approximately 1,000 acres of vacant land that is currently zoned conservation. Our success in selling this interest may be contingent upon obtaining the necessary reclassification from the State of Hawaii Land Use Commission and county of Hawaii. Obtaining the necessary reclassification and ministerial approvals is often difficult, costly and may take several years, or more, to complete. Delays or failures to obtain the necessary reclassification approvals may adversely affect our financial results.

The value of our lot acquisition rights could be impaired if the developer of the property is unable to obtain required land use entitlements or successfully negotiate development terms and agreements.

We hold acquisition rights to 14 lots in agricultural-zoned leasehold lands in the upland area of Kaupulehu ("Mauka Lands") situated between the Queen Kaahumanu Highway and the Mamalahoa Highway at Kaupulehu, North Kona, island and state of Hawaii. The lot acquisition rights give us the right to purchase residential lots which may be developed on the Mauka Lands. The ability to purchase residential lots and the value of such lots in the future is contingent upon the developer of the property obtaining the necessary land use reclassification, zoning and development approvals from regulatory entities. Obtaining the necessary reclassification and ministerial approvals is often difficult, costly and may take several years, or more, to complete. Delays or failures to obtain the necessary reclassification and rezoning approvals may adversely affect our financial results. Our ability to purchase lots and the value of such lots is also contingent upon the ability of the developer of the property to successfully negotiate development terms and agreements within the Mauka Lands. If the developer is unsuccessful in such negotiations, our ability to purchase residential lots in the Mauka Lands would be impaired.

The market value of our real estate interests could decline, which may require write-downs of the carrying value of our residential lots held for investment to its estimated fair value. Any write-downs would negatively impact our results of operations.

The risk of owning undeveloped lots can be substantial and we may have bought lots which we cannot profitably sell. The market value of residential lots can fluctuate significantly as a result of changing economic market conditions. Prevailing market conditions may significantly influence the market value of our residential parcels held for investment. In the event of changes in economic or market conditions, we may have to sell the residential lots at lower margins or at a loss. Furthermore, if the market conditions continue to deteriorate, we may be required to record write-downs of the carrying value of our residential parcels held for investment. Such write-downs would have a negative impact on our results of operations and financial condition.

Risks Related to Residential Real Estate Segment

The homebuilding industry continues to experience a slowdown that may persist for an indefinite period. This downturn in economic conditions could adversely affect our business, results of operations and stockholders' equity.

The homebuilding industry historically has been cyclical and is sensitive to changes in economic conditions such as employment levels, consumer confidence, consumer income, availability of financing and interest rate levels. Adverse changes in any of these conditions generally, or in the market in which we operate, could decrease demand and pricing for new homes or result in customer cancellations of pending contracts, which could adversely affect the number of home deliveries we make or reduce the prices we can charge for homes, either of which could result in a reduction in our revenues or deterioration of our margins.

The homebuilding industry has experienced a significant and sustained downturn characterized by decreased demand for new homes, an oversupply of both new and resale home inventories, including foreclosed homes; aggressive price competition among homebuilders, including increased incentives for home sales; and a more restrictive mortgage lending environment. Economic conditions in the United States and the world remain weak, which puts continued pressure on consumer confidence for residential real estate. These challenging market conditions are expected to continue for the foreseeable future and, in the near term, these conditions may further deteriorate. Continued weakness in the homebuilding industry could further adversely affect our business, results of operations and financial condition.

We are reliant upon sales of homes as a source of liquidity. If we are unable to sell the homes within a reasonable timeframe, our revenues, operating results, cash inflows and financial condition could be materially impacted.

Barnwell currently owns two luxury residences that are available for sale in the Lot 4A Increment I area of Kaupulehu, North Kona, Hawaii.

The acquisition of the parcels and home construction costs on the luxury homes were originally financed through a bank revolving credit facility and subsequently refinanced via a non-revolving term loan with a new lender during fiscal 2011. The loan is a seven year term loan with an interest rate that adjusts annually.

Monthly payments of principal and interest are due on the first day of each month and will change as a result of a change in the interest rate, the sale of a house or the sale of a residential parcel. Upon the sale of a house or a residential parcel, we will be required to make a principal payment in the amount of the net sales proceeds of the house or residential parcel. Any unpaid principal balance and accrued interest will be due and payable on April 1, 2018.

The timing and amount of residential home sales are unpredictable and may be sporadic. The inability to sell the homes within a reasonable timeframe will lead to additional interest, maintenance, property taxes and other holding costs. Furthermore, if estimated cash inflows from home sales are less than current expectations, our revenues, operating results, cash inflows and financial condition could be materially impacted.

We have limited experience in the homebuilding industry.

Homebuilding is a new business segment for us and we are relying to a material extent on our business partners to help us execute our business plan.

We may need financing to fund our future real estate development activities. If we are unable to obtain sufficient financing or such financing is obtained on adverse terms, we may not be able to operate our business as planned, which could adversely affect our results of operations and future growth.

The real estate development industry is capital intensive and homebuilding requires significant up-front expenditures to acquire land and begin development. We will need to establish funding sources to finance any future land acquisition capital expenditures. If such sources are not sufficient, we would seek additional capital in the form of debt or equity financing from a variety of potential sources, including additional bank financing, joint venture partner financing, and/or securities offerings. The amount and types of indebtedness which we may incur are limited by the terms of the agreements governing our existing debt. In addition, the availability of borrowed funds to be utilized for land acquisition, development and construction may be greatly reduced, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. The failure to obtain sufficient capital to fund our planned capital and other expenditures could have a material adverse effect on our business.

Our operating results from homebuilding are expected to be variable.

Due to the cyclical nature of the real estate development industry, we expect to experience variability in our future operating results on a quarterly and an annual basis. Factors expected to contribute to this variability include, among other things:

- the timing of land acquisitions and permitting;
- the timing of home closings, land sales and level of home sales;
- our ability to continue to acquire additional land or options thereon on acceptable terms;
- the condition of the real estate market and the general economy; and
- delays in construction due to natural disasters, adverse weather, reduced contractor availability and strikes.

For example, the timing of land acquisitions and permitting impacts our ability to pursue the development of new housing projects in accordance with our business plan. If the timing of land acquisitions, zoning or regulatory approvals is delayed, we will be delayed in our ability to develop housing projects, which would likely decrease our backlog. Furthermore, these delays could result in a decrease in our revenues and earnings for the periods in which the delays occur and possibly subsequent periods until the planned housing projects can be completed. A delay in home closings due to natural disasters, adverse weather or contractor availability would have a similar impact on revenues and earnings for the period in which the delays occur. Further, revenues may increase in subsequent periods over what would normally be expected as a result of increased home closings as the delays described above are resolved.

Changes in the government regulations applicable to homebuilders could restrict our business activities, increase our operating expenses and cause our revenues to decline.

Regulatory requirements applicable to homebuilders could cause us to incur significant liabilities and operating expenses and could restrict our business activities. We are subject to local, state and federal statutes and rules regulating, among other things, certain developmental matters, building and site design, and matters concerning the protection of worker health and safety, and the environment. Our operating expenses may be increased by governmental regulations, such as building permit allocation ordinances, impact and other fees and taxes, which may be imposed to defray the cost of providing certain governmental services and improvements. Other governmental regulations, such as building moratoriums and "no growth" or "slow growth" initiatives, which may be adopted in communities which have developed rapidly, may cause delays in our home projects or otherwise restrict our business activities resulting in reductions in our revenues. Any delay or refusal to grant us necessary licenses, permits or approvals from government agencies could cause substantial increases to development costs or cause us to abandon the project and to sell the affected land at a potential loss, which in turn could harm our operating results.

Our residential real estate segment is dependent on the continued availability and satisfactory performance of our building contractors, which, if unavailable, could have a material adverse effect on our business.

We conduct our construction operations through unaffiliated building contractors. As a consequence, we depend on the continued availability of and satisfactory performance by the contractors for the construction of our homes. There may not be sufficient availability of and satisfactory performance by the contractors. If the contractors' quality of work is not sufficient, our ability to construct homes on the schedule we have planned would be affected. This could result in an increase in our costs to construct homes in a timely manner, which could result in an increase in our overall costs and thus a decline in our margins and in our net income. Further, non-timely completion of work could affect our ability to sell homes based upon our projected timeline thus possibly affecting our ability to obtain additional financing to continue our homebuilding efforts.

Shortages of labor or materials and/or increases in the price of materials could delay construction or increase the cost of home construction thereby reducing our sales and earnings.

The homebuilding business has from time to time experienced building material and labor shortages, as well as volatility in the prices of certain materials, including lumber, framing, drywall and cement, which are significant components of home construction costs. These labor and material shortages can be more severe during periods of strong demand for housing or during periods where the area in which we operate experiences natural disasters that have a significant impact on existing residential and commercial structures. Shortages and price increases could cause delays in and increase our costs of home construction, which in turn could harm our operating results.

The market value of our real estate interests could decline, which may require write-downs of the carrying value of our real estate held for sale to its estimated fair value. Any write-downs would negatively impact our results of operations.

The risk of owning developed and undeveloped land can be substantial for homebuilders. Homebuilding requires that we acquire land for replacement and expansion of land inventory within our existing and new markets. The risks inherent in purchasing and developing land increase as consumer demand for housing decreases. Thus, we may have bought and developed land which we cannot profitably sell or on which we cannot profitably build and sell homes. The market value of land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic market conditions. It is possible that the measures we employ to manage inventory risks will not be successful and as a result our operations may suffer. In addition, inventory carrying costs can be significant and can result in losses in a poorly performing market. Prevailing market conditions may significantly influence the market value of our real estate held for sale. In the event of changes in economic or market conditions, we may have to sell homes or land inventory at lower margins or at a loss. Furthermore, if the market conditions continue to deteriorate, we will be required to record write-downs of the carrying value of our real estate held for sale. Such write-downs would have a negative impact on our results of operations and financial condition.

Severe weather and other natural conditions or disasters may disrupt or delay construction and may impair the value of our real estate property.

Severe weather and other natural conditions or disasters, such as, but not limited to, earthquakes, landslides, hurricanes, tornadoes, tsunamis, volcanic activity, droughts, floods, and heavy or prolonged rain, can negatively affect our operations by requiring us to delay or halt construction or to perform potentially costly repairs to our projects under construction and to unsold homes. Further, these conditions can delay home closings, adversely affect the cost or availability of materials or labor, or impair the value of the property on a temporary or permanent basis. To the extent our insurance is not adequate to cover business interruption losses or repair costs resulting from these events, our total earned revenues and earnings may be adversely affected.

The homebuilding industry is highly competitive and, with more limited resources than some of our competitors, we may not be able to compete effectively.

The homebuilding industry is highly competitive. We face competition from other developers on the island of Hawaii and from other luxury residential properties in Hawaii and the mainland United States. In many cases, our competitors have greater financial and other resources, more established market positions, lower costs of capital, labor and material than we do. Homebuilders compete for, among other things, desirable land, financing, raw materials, skilled labor and purchasers. We compete for residential sales on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous homebuilders, including some homebuilders with greater financial resources and/or lower costs than us. Increased competition could also reduce the number of homes we deliver, reducing our revenues, or cause us to accept reduced margins to maintain sales volumes. A reduction in our revenue or margins due to competitive factors could affect our ability to service our debt, including the credit facilities.

Risks Related to Contract Drilling Segment

Demand for water well drilling and/or pump installation is volatile. A decrease in demand for our services could adversely affect our revenues and results of operations.

Demand for services is highly dependent upon land development activities in the state of Hawaii. As also noted above, the real estate development industry is cyclical in nature and is particularly vulnerable to shifts in local, regional, and national economic conditions outside of our control such as interest rates, housing demand, population growth, employment levels and job growth and property taxes. A decrease in water well drilling and/or pump installation contracts will result in decreased revenues and operating results.

A significant portion of our contract drilling business is dependent on municipalities and a decline in municipal spending could adversely impact our business.

A significant portion of our contract drilling division revenues is derived from water and infrastructure contracts with governmental entities or agencies. Reduced tax revenues and governmental budgets may limit spending by local governments which in turn will affect the demand for our services. Material reductions in spending by a significant number of local governmental agencies could have a material adverse effect on our business, results of operations, liquidity and financial position.

Our contract drilling operations face significant competition.

We face competition for our services from a variety of competitors. Many of our competitors utilize drilling rigs that drill as quickly as our equipment but require less labor. Our strategy is to compete based on pricing and to a lesser degree, quality of service. If we are unable to compete effectively with our competitors, our financial results could be adversely affected.

The loss of or damage to key vendor, customer or sub-contractor relationships would adversely affect our operations.

Our business is dependent on our relationships with key vendors, customers and subcontractors. The loss of or damage to any of our key relationships could negatively affect our business.

Awarding of contracts is dependent upon our ability to obtain contract bid and performance bonds from insurers.

Although the Company has not experienced difficulties in obtaining such bonds in the past, there can be no assurance that our ability to obtain such bonds will continue on the same basis as the past. Additionally, bonding insurance rates may increase and have an impact on our ability to win competitive bids, which could have a corresponding material impact on contract drilling operating results.

The contracts in our backlog are subject to change orders and cancellation.

Our backlog consists of the uncompleted portion of services to be performed under contracts that have been started and new contracts not yet started. Our contracts are subject to change orders and cancellations, and such changes could adversely affect our operations.

The occurrence of natural disasters in Hawaii could adversely affect our business.

The occurrence of a natural disaster in Hawaii such as, but not limited to, earthquakes, landslides, hurricanes, tornadoes, volcanic activity, droughts and floods, could have a material adverse effect on our ability to complete our contracts.

Entity-Wide Risks

The continued economic slowdown may have impacts on our business and financial condition that we currently cannot predict.

The economic slowdown has affected demand for luxury real estate and water well drilling and pump installation services in the state of Hawaii, and demand for oil and natural gas. The ongoing economic slowdown may have further impacts on our business and our financial condition, and we may face additional challenges if economic conditions do not improve. Our ability to access the capital and credit markets may be restricted at a time when we would like, or need, to raise funds, which could have an impact on our flexibility to react to changing economic and business conditions. A further deterioration or continuation of these conditions will have an adverse impact on our operations and financial condition and results.

We are reliant upon future cash flows from operations, land investment segment percentage of sales proceeds, and available credit as sources of liquidity. If estimated cash inflows do not occur timely or are less than current expectations, our liquidity may be negatively impacted.

In addition to cash flows from oil and natural gas, residential real estate and contract drilling operations, we rely upon land investment segment percentage of sales payment proceeds as a source of liquidity. However, oil and natural gas prices have been historically volatile and the timing and amount of land investment segment percentage of sales proceeds are unpredictable, may be sporadic, and are not under our control.

We also have a credit facility with a Canadian bank that is denominated in Canadian dollars. Any decreases in currency exchange rates affect the amount of credit available to us. Furthermore, our real estate loan agreement contains provisions requiring us to maintain compliance with certain covenants including a consolidated debt service coverage ratio of not less than 1.20 to 1, a consolidated total liabilities to tangible net worth ratio not to exceed 1.85 to 1, and a maximum loan to value ratio. Noncompliance with any of the ratios could result in the need to pay down a portion of the outstanding borrowings.

Accordingly, if estimated cash inflows do not occur on a timely basis or are less than current expectations or if we are subject to reductions in available credit, our revenues, operating results, cash inflows and financial condition could be materially impacted.

Our future level of indebtedness and the terms of our financing arrangements may adversely affect our operations, financial condition and limit our growth.

At September 30, 2011, we had borrowings under our credit facility and real estate loan of approximately $24 million. In the ordinary course of business, we may incur significant additional debt, to the extent permitted by our credit facility and loan, in order to fund future capital expenditures, acquisitions and homebuilding activities.

The terms of our credit facility and real estate loan impose restrictions on our ability and, in some cases, the ability of our subsidiaries to take a number of actions that we may otherwise desire to take, including one or more of the following:

- incurring additional debt, including guarantees of indebtedness;
- making investments;

- creating liens on our assets; and
- selling assets.

Our level of indebtedness and the covenants contained in our financing agreements could have important consequences. For example, they could:

- limit our ability to obtain future financing, through equity offerings or debt financings, for working capital, capital expenditures, acquisitions, refinancing of indebtedness or general corporate and other activities;
- require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing our ability to use our cash flow for other purposes (i.e., working capital, capital expenditures, and other general business activities);
- limit our flexibility in planning for, or reacting to, the changes in our business;
- subject us to higher costs and more restrictive covenants in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes, if additional financing is obtained;
- make us vulnerable to increases in interest rates as our credit facilities are subject to variable interest rates;
- detract from our ability to successfully withstand a downturn in our business or the economy generally;
- place us at a competitive disadvantage because we have more debt than some of our competitors; and
- make us more vulnerable to general economic downturns and adverse developments in our industries, especially declines in oil and natural gas prices, and the economy in general.

We may incur additional debt, including significant secured indebtedness, or issue additional stock in order to fund capital expenditures, make future acquisitions, and develop our properties. A higher level of indebtedness increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, oil and natural gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. Factors that will affect our ability to raise cash through a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

In addition, our Canadian revolving credit facility is subject to periodic redetermination. A decrease in the facility could require us to repay indebtedness in excess of the borrowing base, or we may need to further secure the lenders with additional collateral.

The price of our common stock has been volatile and could continue to fluctuate substantially.

The market price of our common stock has been volatile and could fluctuate based on a variety of factors, including:

- fluctuations in commodity prices;
- variations in results of operations;
- announcements by us and our competitors;
- legislative or regulatory changes;
- general trends in the industry;

- general market conditions; and
- analysts' estimates and other events in the oil and natural gas industry.

Failure to retain key personnel could hurt our operations.

We require highly skilled and experienced personnel to operate our business. In addition to competing in highly competitive industries, we compete in a highly competitive labor market. Our business could be adversely affected by an inability to retain personnel or upward pressure on wages as a result of the highly competitive labor market.

A small number of stockholders, including our executive officers, own a significant amount of our common stock and have influence over our business regardless of the opposition of other stockholders.

As of September 30, 2011, two of our investors and our executive officers held approximately 45% of our common stock. The interests of these stockholders may not always coincide with the interests of other stockholders. These stockholders, acting together, have significant influence over all matters submitted to our stockholders, including the election of our directors, and could accelerate, delay, deter or prevent a change of control of us. These stockholders are able to exercise significant control over our business, policies and affairs.

Adverse changes in actuarial assumptions used to calculate retirement plan costs due to economic or other factors, or lower returns on plan assets could adversely affect Barnwell's results and financial condition.

Retirement plan cash funding obligations and plan expenses and obligations are subject to a high degree of uncertainty and could increase in future years depending on numerous factors, including the performance of the financial markets, specifically the equity markets, and the levels of interest rates.

We are involved as a passive minority-interest partner in joint ventures and are subject to risks associated with joint venture partnerships.

We are involved as a passive minority-interest partner in joint venture relationships and may initiate future joint venture projects. Entering into a joint venture as a passive minority-interest partner involves certain risks which include:

- the inability to exercise voting control over the joint venture;
- economic or business interests which are not aligned with our venture partners, including the holding period and timing of ultimate sale of the ventures' underlying assets; and
- the inability for the venture partner to fulfill its commitments and obligations due to financial or other difficulties.

General economic conditions in the lodging industry could adversely affect our financial results.

We own a 1.5% passive minority interest in Hualalai Resort, which includes the Four Seasons Resort Hualalai at Historic Ka'upulehu, two golf courses and a clubhouse. Soft economic conditions and reduced travel to North Kona, Hawaii could adversely affect these interests and, therefore, our financial results related to our investment. The aforementioned properties are also subject to risks that generally relate to investments in commercial real estate, including governmental regulations, real estate, insurance, zoning, tax and eminent domain laws, the ongoing need for capital improvements to maintain or upgrade properties, fluctuations in real estate values, and the relative illiquidity of real estate compared to other investments.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Oil and Natural Gas, Land Investment and Residential Real Estate Properties

The location and character of Barnwell's oil and natural gas properties, and its land investment and residential real estate properties, are described above under Item 1, "Business."

Corporate Offices

Barnwell, through wholly-owned subsidiaries, owns the 29th floor of a commercial office building in downtown Honolulu that it uses as its corporate office and a unit in a high rise cooperative apartment in New York City that it utilizes as its New York office.

ITEM 3. LEGAL PROCEEDINGS

Barnwell is occasionally involved in routine litigation and is subject to governmental and regulatory controls that are incidental to the business. Barnwell's management believes that routine claims and litigation involving Barnwell are not likely to have a material adverse effect on its financial position, results of operations or liquidity.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The principal market on which Barnwell's common stock is being traded is the NYSE Amex under the ticker symbol "BRN." The following tables present the quarterly high and low sales prices, on the NYSE Amex, for Barnwell's common stock during the periods indicated:

Quarter Ended	High	Low	Quarter Ended	High	Low
December 31, 2009	$5.85	$4.10	December 31, 2010	$3.69	$2.72
March 31, 2010	4.82	2.50	March 31, 2011	9.01	3.70
June 30, 2010	4.50	2.76	June 30, 2011	7.75	4.91
September 30, 2010	3.34	2.58	September 30, 2011	5.20	2.91

Holders

As of December 1, 2011, there were 8,277,160 shares of common stock, par value $0.50, outstanding. There were approximately 950 holders of the common stock of the registrant as of December 1, 2011.

Dividends

No dividends were declared or paid during fiscal years 2011 or 2010. The payment of future cash dividends will depend on, among other things, our financial condition, operating cash flows, the amount of cash inflows from land investment activities, and the level of our oil and natural gas capital expenditures.

Securities Authorized for Issuance Under Equity Compensation Plans

See the information included in Part III, Item 12, under the caption "Equity Compensation Plan Information."

Stock Performance Graph and Cumulative Total Return

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 6. SELECTED FINANCIAL DATA

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist in the understanding of the Consolidated Balance Sheets of Barnwell Industries, Inc. and subsidiaries (collectively referred to herein as "Barnwell," "we," "our," "us" or the "Company") as of September 30, 2011 and 2010, and the related Consolidated Statements of Operations, Comprehensive Income, Cash Flows, and Equity for the years ended September 30, 2011 and 2010. This discussion should be read in conjunction with the consolidated financial statements and related Notes to Consolidated Financial Statements included in this report.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management of Barnwell to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

Critical Accounting Policies and Estimates

The Company considers an accounting estimate to be critical if the accounting estimate requires the Company to make assumptions that are difficult or subjective about matters that were highly uncertain at the time that the accounting estimate was made, and changes in the estimate that are reasonably likely to occur in periods subsequent to the period in which the estimate was made, or use of different estimates that the Company could have used in the current period, would have a material impact on the financial condition or results of operations. The most critical accounting policies inherent in the preparation of the Company's financial statements are described below. We continue to monitor our accounting policies to ensure proper application of current rules and regulations.

Oil and natural gas properties - full cost ceiling calculation and depletion

Policy Description

We use the full cost method of accounting for our oil and natural gas properties under which we are required to conduct quarterly calculations of a "ceiling," or limitation, on the carrying value of oil and natural gas properties. The ceiling limitation is the sum of 1) the discounted present value (at 10%), using average first-day-of-the-month prices during the 12-month period ending in the reporting period on a constant basis, of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves, less estimated future expenditures to be incurred in developing and producing the proved reserves but excluding future cash outflows associated with settling asset retirement obligations accrued on the balance sheet; plus 2) the cost of major development projects and unproven properties not subject to depletion, if any; plus 3) the lower of cost or estimated fair value of unproven properties included in costs subject to depletion; less 4) related income tax effects. If net capitalized costs exceed this limit, the excess is expensed.

Judgments and Assumptions

The estimate of our oil and natural gas reserves is a major component of the ceiling calculation and represents the component that requires the most subjective judgments. Estimates of reserves are forecasts based on engineering data, historical data, projected future rates of production and the timing of future expenditures. The process of estimating oil and natural gas reserves requires substantial judgment, resulting in imprecise determinations, particularly for new discoveries. Our reserve estimates are prepared annually by independent petroleum reserve engineers and quarterly by internal personnel. The passage of time provides more quantitative and qualitative information regarding estimates of reserves, and revisions are made to prior estimates to reflect updated information. In the last three fiscal years, annual revisions to our reserve volume estimates have averaged 3% of the previous year's estimate. However, there can be no assurance that more significant revisions will not be necessary in the future. If future significant revisions are necessary that reduce previously estimated reserve quantities, such revisions could result in a write-down of oil and natural gas properties. If reported reserve volumes were revised downward by 5% at the end of fiscal 2011, the ceiling limitation would have decreased approximately $2,492,000. This decrease would not have resulted in a write-down during the fourth quarter of fiscal 2011.

In addition to the impact of the estimates of proved reserves on the calculation of the ceiling, estimated proved reserves are also a significant component of the quarterly calculation of depletion expense. The lower the estimated reserves, the higher the depletion rate per unit of production. Conversely, the higher the estimated reserves, the lower the depletion rate per unit of production. If reported reserve volumes were revised downward by 5% as of the beginning of fiscal 2011, depletion for fiscal 2011 would have increased by approximately $466,000.

While the quantities of proved reserves require substantial judgment, the associated prices of oil, natural gas and natural gas liquids reserves and the applicable discount rate that are used to calculate the discounted present value of the reserves do not require judgment. The ceiling calculation dictates that a 10% discount factor be used and that average first-day-of-the-month prices during the 12-month period ending in the reporting period are held constant. Costs included in future net revenues are determined in a similar manner. As such, the future net revenues associated with the estimated proved reserves are not based on our assessment of future prices or costs.

Impairment of Real Estate Held for Sale and Investment in Residential Parcels

Policy Description

Real estate held for sale and investment in residential parcels are recorded at the lower of cost or estimated fair value less costs to sell. If an asset's fair value less costs to sell, based on estimated future cash flows, management estimates or market comparisons, is less than its carrying amount, the asset is written down to its estimated fair value.

Judgments and Assumptions

Real estate held for sale and investment in residential parcels are reviewed for possible impairment when events or circumstances indicate that the carrying values may not be recoverable. If the evaluation determines that the recorded value will not be recovered, the carrying value of real estate held for sale and investment in residential parcels are written down to its estimated fair value less costs to sell. This evaluation requires management to make assumptions and apply considerable judgments based on market conditions and comparable sales transactions. Changes in assumptions may require valuation adjustments that may materially impact the Company's financial condition or its future operating results.

Impairment of Investments in Land Interests

Policy Description

Investments in land interests are recorded at the lower of cost or estimated fair value. If an asset's fair value, based on estimated future cash flows, management estimates or market comparisons, is less than its carrying amount, the asset is written down to its estimated fair value.

Judgments and Assumptions

Investments in land interests are reviewed for possible impairment when events or circumstances indicate that the carrying values may not be recoverable. The estimated future cash flows generated by the asset, management estimates or market comparisons are compared with the amount recorded to assess the recoverability of the carrying value of the asset. If the evaluation determines that the recorded value will not be recovered, our investments in land interests are written down to its estimated fair value. This evaluation requires management to make assumptions and apply considerable judgments to, among others, estimates of the timing and amount of future cash flows, uncertainty about future events, including changes in economic conditions, changes in the use of the assets, and ongoing cost of maintenance and improvements of the assets. Changes in these and other assumptions may require valuation adjustments that may materially impact the Company's financial condition or its future operating results.

Impairment of Investment in Joint Ventures

Policy Description

Joint venture investments are reviewed for possible impairment when events or circumstances indicate that there is an other-than-temporary loss in value. An investment is written down to fair value if there is evidence of a loss in value which is other-than-temporary.

Judgments and Assumptions

The Company's investment in joint ventures is reviewed for impairment whenever there is an indication of a loss in value. An investment is written down to fair value if the impairment is other-than-temporary. In determining the fair value of an investment and assessing whether any identified impairment is other-than-temporary, significant estimates and considerable judgment are involved. In evaluating whether an impairment is other-than-temporary, the Company considers all available information, including the length of time and extent of the impairment, the financial condition and near-term prospects of the affiliate, the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, and projected industry and economic trends. These estimates and judgments are based, in part, on the Company's current and future evaluation of economic conditions, as well as a joint venture's current and future plans to the extent that such plans are known to the Company. Impairment calculations contain additional uncertainties because they require management to make assumptions and apply judgments to estimates of future cash flows, probabilities related to various cash flow scenarios, and appropriate discount rates. Changes in these and other assumptions could affect the projected operational results of the unconsolidated affiliates and, accordingly, may require valuation adjustments to the Company's investments that may materially impact the Company's financial condition or its future operating results.

Income taxes

Policy Description

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax impacts of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Barnwell recognizes the financial statement effects of tax positions when it is more likely than not that the position will be sustained by a taxing authority.

Judgments and Assumptions

We make estimates and judgments in determining our income tax expense for each reporting period. Significant changes to these estimates could result in an increase or decrease in our tax provision in future periods. We are also required to make judgments about the recoverability of deferred tax assets and when it is more likely than not that all or a portion of deferred tax assets will not be realized, a valuation allowance is provided. Accordingly, changes in our business performance, unforeseen events, and changes in estimates of future taxable income could require a further increase in the valuation allowance or a reversal in the valuation allowance in future periods. This could result in a charge to, or an increase in, income in the period such determination is made, and the impact of these changes could be material.

In addition, Barnwell operates within the U.S. and Canada and is subject to audit by taxing authorities in these jurisdictions. Barnwell records accruals for the estimated outcomes of these audits, and the accruals may change in the future due to new developments in each matter. Tax benefits are recognized when we determine that it is more likely than not that such benefits will be realized. Management evaluates its potential exposures from tax positions taken that have or could be challenged by taxing authorities. These potential exposures result because taxing authorities may take positions that differ from those taken by management in the interpretation and application of statutes, regulations and rules. Management considers the possibility of alternative outcomes based upon past experience, previous actions by taxing authorities (e.g., actions taken in other jurisdictions) and advice from tax experts. Where uncertainty exists due to the complexity of income tax statutes and where the potential tax amounts are significant, we generally seek independent tax opinions to support our positions. If our evaluation of the likelihood of the realization of benefits is inaccurate, we could incur additional income tax and interest expense that would adversely impact earnings, or we could receive tax benefits greater than anticipated which would positively impact earnings, either of which could be material.

Management believes that Barnwell's provision for uncertain tax positions is reasonable. However, the ultimate resolution of tax treatments disputed by governmental authorities may adversely affect Barnwell's current and deferred income tax amounts.

Asset Retirement Obligation

Policy Description

Barnwell records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Barnwell's estimated site restoration and abandonment costs of its oil and natural gas properties are capitalized as part of the carrying amount of oil and natural gas properties and depleted over the life of the related reserves. The liability is accreted at the end of each period through charges to oil and natural gas operating expense.

Judgments and Assumptions

The asset retirement obligation is recorded at fair value in the period in which it is incurred along with a corresponding increase in the carrying amount of the related asset. Barnwell has estimated fair value by discounting the estimated future cash outflows required to settle abandonment and restoration liabilities. The present value calculation includes numerous estimates, assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Abandonment and restoration cost estimates are determined in conjunction with Barnwell's reserve engineers based on historical information regarding costs incurred to abandon and restore similar well sites, information regarding current market conditions and costs, and knowledge of subject well sites and properties. The process of estimating the asset retirement obligation requires substantial judgment and use of estimates, resulting in imprecise determinations. Actual asset retirement obligations through the end of fiscal 2011 have not materially differed from our estimates. However, because of the inherent imprecision of estimates as described above, there can be no assurance that material differences will not occur in the future. A 20% increase in accretion and depletion of the asset retirement obligation would have increased Barnwell's fiscal 2011 expenses before taxes by approximately $172,000.

Contractual Obligations

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

Overview

Barnwell is engaged in the following lines of business: 1) exploring for, developing, producing and selling oil and natural gas in Canada (oil and natural gas segment), 2) investing in land interests in Hawaii (land investment segment), 3) drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling segment), and 4) developing homes for sale in Hawaii (residential real estate segment).

Oil and Natural Gas Segment

Barnwell is involved in the acquisition, exploration and development of oil and natural gas properties in Canada where we initiate and participate in exploratory and developmental operations for oil and natural gas on properties in which we have an interest, and evaluate proposals by third parties with regard to participation in such exploratory and developmental operations elsewhere.

Barnwell sells substantially all of its oil and natural gas liquids production under short-term contracts with marketers of oil. Natural gas sold by Barnwell is generally sold under both long-term and short-term contracts with prices indexed to market prices. The price of natural gas, oil and natural gas liquids is freely negotiated between the buyers and sellers. Oil and natural gas prices are determined by many factors that are outside of our control. Market prices for oil and natural gas products are dependent upon factors such as, but not limited to, changes in market supply and demand, which are impacted by overall economic activity, changes in weather, pipeline capacity constraints, inventory storage levels, and output. Petroleum and natural gas prices are very difficult to predict and fluctuate significantly. Natural gas prices tend to be higher in the winter than in the summer due to increased demand, although this trend has become less pronounced due to the increased use of natural gas to generate electricity for air conditioning in the summer and increased natural gas storage capacity in North America.

Oil and natural gas exploration, development and operating costs generally follow trends in product market prices, thus in times of higher product prices the cost of exploring, developing and operating the oil and natural gas properties will tend to escalate as well. Capital expenditures are required to fund the exploration, development, and production of oil and natural gas. Cash outlays for capital expenditures are largely discretionary, however, a minimum level of capital expenditures is required to replace depleting reserves. Due to the nature of oil and natural gas exploration and development, significant uncertainty exists as to the ultimate success of any drilling effort.

Land Investment Segment

The land investment segment is comprised of the following three components:

1) Barnwell owns a 77.6% controlling interest in Kaupulehu Developments, a Hawaii general partnership which owns interests in leasehold land for property located approximately six miles north of the Kona International Airport in the North Kona District of the island of Hawaii, adjacent to Hualalai Resort at Historic Ka'upulehu, between the Queen Kaahumanu Highway and the Pacific Ocean. Kaupulehu Developments' interests include the following:

- The right to receive payments from WB and WBKD, entities not affiliated with Barnwell and its subsidiaries, resulting from the sale of lots and/or residential units within approximately 870 acres of the Kaupulehu Lot 4A area by WB and WBKD in two increments ("Increment I" and "Increment II"). Increment I is an area planned for approximately 80 single-family lots and a beach club on the portion of the property bordering the Pacific Ocean. The purchasers of the 80 single-family lots will have the right to apply for membership in the Kuki'o Golf and Beach Club, which is located adjacent to and south of the Four Seasons Resort Hualalai at Historic Ka'upulehu. Increment II is the remaining portion of the approximately 870-acre property and is zoned for single-family and multi-family residential units and a golf course and clubhouse. Increment II is not yet developed and is currently planned for approximately 350-400 residential units; and

- Approximately 1,000 acres of vacant leasehold land zoned conservation in the Kaupulehu Lot 4C area located adjacent to the 870-acre Lot 4A described above. Kaupulehu Developments has an agreement which provides WB and/or WBKD the exclusive right to negotiate with Kaupulehu Developments with respect to these 1,000 acres. This right expires in June 2015 or in June 2013 if WB and/or WBKD have not completed all environmental assessments and surveys reasonably required to support a petition to the Hawaii State Land Use Commission for reclassification of the 1,000 acres.

2) Barnwell owns an 80% controlling interest in Kaupulehu 2007, a Hawaii limited liability limited partnership. Kaupulehu 2007 owns two residential parcels in the Kaupulehu area.

3) Barnwell, through wholly-owned Kaupulehu Mauka Investors, LLC, owns acquisition rights as to 14 lots within agricultural-zoned leasehold land in the upland area of Kaupulehu ("Mauka Lands") situated between the Queen Kaahumanu Highway and the Mamalahoa Highway at Kaupulehu, on the island of Hawaii. The acquisition rights give Barnwell the right to acquire 14 residential lots, currently estimated to be two to five acres in size, which may be developed on the Mauka Lands. These lands are currently classified as agricultural by the state of Hawaii and, accordingly, the developer of these lands (Hualalai Investors) will need to pursue both state and county of Hawaii approvals for reclassification and rezoning to permit the development of residential lots and negotiate development terms.

Residential Real Estate Segment

Barnwell, through its 80%-owned real estate joint venture, Kaupulehu 2007, constructs and sells luxury single-family homes. Kaupulehu 2007, in addition to the two parcels described above, owns two luxury residences in the Kaupulehu area that are available for sale. Kaupulehu 2007 does not currently have any homes under construction.

Investment in Joint Ventures

Kaupulehu Investors, LLC, a limited liability company 80%-owned by Barnwell, owns 1.5% passive minority interests in Hualalai Investors JV, LLC and Hualalai Investors II, LLC, owners of Hualalai Resort, and a 1.5% passive minority interest in Kona Village Investors, LLC, owner of Kona Village Resort.

Contract Drilling Segment

Barnwell drills water, water monitoring and geothermal wells and installs and repairs water pumping systems in Hawaii. Contract drilling results are highly dependent upon the quantity, dollar value and timing of contracts awarded by governmental and private entities and can fluctuate significantly.

Business Environment

Our operations are located in Canada and in the state of Hawaii. Accordingly, our business performance is directly affected by macroeconomic conditions in those areas, as well as general economic conditions of the U.S. domestic and world economies. Current global economic conditions differentiate recent times from years past, and sluggish demand continues to impact all of the Company's segments in both Hawaii and Canada.

Oil and Natural Gas Segment

Our revenue, profitability, and future rate of growth are substantially dependent on existing oil and natural gas prices. Historically, oil and natural gas prices have been extremely volatile. Natural gas prices for Barnwell, based on quarterly averages during the three years ended September 30, 2011, have ranged from a low of $2.70 per thousand cubic feet (the average price for the quarter ended September 30, 2009) to a high of $5.44 per thousand cubic feet (the average price for the quarter ended December 31, 2008). Oil prices for Barnwell, based on quarterly averages for the period discussed above, ranged from a low of $35.20 per barrel (the average price for the quarter ended March 31, 2009) to a high of $98.03 per barrel (the average price for the quarter ended June 30, 2011). Declines in oil and natural gas prices could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Since 2009, demand for natural gas has been weak according to Canada's National Energy Board. The key contributing factor to the decline in demand is the economic recession which has led to reduced worldwide natural gas consumption. In addition, the discovery and availability of natural gas from shale has resulted in an oversupply of natural gas in North America. The economic recession also continues to impact oil prices due to reduced demand. Absent a sufficient increase in prices, it is unlikely that future oil and natural gas operating cash flows will be sufficient to fund the capital expenditure levels necessary to maintain current production and reserve levels.

Land Investment and Residential Real Estate Segments

Kaupulehu 2007's two luxury homes are complete and available for sale. One home is a fully furnished 5-bedroom, 6.5-bath ranch-style home, 6,337 square feet in size and is currently listed for sale. The second home, currently unfurnished, is of similar design, 6,275 square feet in size and is available for sale.

Our ability to achieve our expectations regarding the sale of the completed residences and/or lots held for investment is contingent upon the strength of the luxury real estate market. Actual future results could be lower than our current estimates. Barnwell will have continuing cash outflows such as debt repayments, interest, maintenance, property taxes, and other holding costs until the homes and lots are sold.

During fiscal 2011, landscaping work in the Kaupulehu Lot 4A area continued, including the planting of trees and other groundscape materials. Aside from the two houses built by our Kaupulehu 2007 residential real estate venture, three other houses have been completed in the area and one is under construction.

The economic recession caused real estate sales prices and activity within the Kaupulehu area to decrease significantly in recent years. Real estate sales results in the area near Kaupulehu continue to be mixed, with sporadic activity and wide variations in sales prices. If future real estate activity in the Kaupulehu and surrounding areas is lower than management's current expectations, our operating results, financial condition, liquidity and cash flows could be adversely affected.

Contract Drilling Segment

Demand for water well drilling and/or pump installation and repair services is volatile and dependent upon land development activities within the state of Hawaii. The most recent University of Hawaii Economic Research Organization and State of Hawaii Department of Business, Economic Development and Tourism ("DBEDT") forecasts suggest the construction industry remains somewhat depressed and near-term prospects remain limited. This is evidenced by declines in both the value of permits issued for private development and the number of government contracts awarded.

Management currently estimates that well drilling activity for fiscal 2012 will be lower than that of fiscal 2011 based upon contracts in backlog and the uncertainty of future job availability.

Investment in Joint Ventures

According to DBEDT, Hawaii's economy is slated for slow and gradual growth into 2012. However, these estimates are cautiously optimistic and depend greatly on the recovery of both the national and international economies, especially the Japanese economy. The March 2011 Japan earthquake and resulting tsunami and nuclear crisis have had and will continue to have negative impacts on tourism in Hawaii, which relies heavily on Japanese visitors, for the foreseeable future. Both Hualalai Resort and Kona Village Resort sustained considerable damage from the tsunami that hit Hawaii. Hualalai Resort reopened on May 1, 2011 after a shutdown to repair the damaged areas and Kona Village Resort is closed indefinitely. As a result of Kona Village's closure, we wrote off our remaining investment in Kona Village Investors, LLC during the second quarter of fiscal 2011.

Results of Operations

Summary

Barnwell incurred a net loss for fiscal 2011 of $109,000, a $3,949,000 decrease from net earnings of $3,840,000 in fiscal 2010. This decrease was largely attributable to the following:

- The prior year period included a $1,465,000 current income tax benefit from legislation which expanded the number of years Barnwell can carry back U.S. federal income tax losses;

- A $1,213,000 decrease in land investment segment operating profit in the current year due to decreased receipts of percentage of sales payments resulting from decreased residential lot sales by the developer of the project partially offset by a decrease in the reduction of the carrying value of our investment in residential parcels; and

- A $1,024,000 decrease in contract drilling operating results, before income taxes, due to fewer well drilling contracts, lower well drilling contract values and margins, and unforeseen difficulties experienced on certain contracts in the current year.

General

Barnwell conducts operations in the U.S. and Canada. Consequently, Barnwell is subject to foreign currency translation and transaction gains and losses due to fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar. The impact of fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar may be material from period to period. Barnwell cannot accurately predict future fluctuations between the Canadian and U.S. dollar.

The average exchange rate of the Canadian dollar to the U.S. dollar increased 6% in fiscal 2011, as compared to fiscal 2010, and the exchange rate of the Canadian dollar to the U.S. dollar decreased 1% at September 30, 2011, as compared to September 30, 2010. Accordingly, the assets, liabilities, stockholders' equity, and revenues and expenses of Barnwell's subsidiaries operating in Canada have been adjusted to reflect the change in the exchange rates. Barnwell's Canadian dollar assets are greater than its Canadian dollar liabilities; therefore, increases or decreases in the value of the Canadian dollar to the U.S. dollar generate other comprehensive income or loss, respectively. Other comprehensive income and losses are not included in net (loss) earnings. The other comprehensive loss due to foreign currency translation adjustments, net of taxes, for fiscal 2011 was $446,000, a $1,842,000 decrease from other comprehensive income due to foreign currency translation adjustments, net of taxes, of $1,396,000 in fiscal 2010. There were no taxes on other comprehensive (loss) income due to foreign currency translation adjustments in fiscal 2011 and 2010 due to a full valuation allowance on the related deferred tax assets.

Realized foreign currency transaction gains or losses were inconsequential in fiscal 2011 and 2010.

The impact of fluctuations of the exchange rates between the Canadian dollar and the U.S. dollar may be material from period to period. Barnwell cannot accurately predict future fluctuations between Canadian and U.S. dollars.

Oil and natural gas revenues

Selected Operating Statistics

The following tables set forth Barnwell's annual average price per unit of production and annual net production volumes for fiscal 2011 as compared to fiscal 2010. Production amounts reported are net of royalties.

	Annual Average Price Per Unit			
			Increase (Decrease)	
	2011	2010	$	%
Natural gas (Mcf)*	**$ 3.42**	$ 3.82	$ (0.40)	(10%)
Oil (Bbls)	**$ 84.96**	$ 69.55	$ 15.41	22%
Liquids (Bbls)	**$ 49.23**	$ 40.05	$ 9.18	23%

	Annual Net Production			
			Increase (Decrease)	
	2011	2010	Units	%
Natural gas (Mcf)	**2,950,000**	3,245,000	(295,000)	(9%)
Oil (Bbls)	**157,000**	140,000	17,000	12%
Liquids (Bbls)	**93,000**	103,000	(10,000)	(10%)

* Natural gas price per unit is net of pipeline charges.

Effective January 1, 2011, the Government of Alberta modified Alberta's royalty framework. The modified framework reduced the maximum royalty rate for oil and natural gas production from 50% to 40% and 36%, respectively.

Oil and natural gas revenues increased $1,248,000 (5%) from $27,556,000 in fiscal 2010 to $28,804,000 in fiscal 2011, primarily due to increases in oil and natural gas liquids prices, which increased 22% and 23%, respectively, as compared to prices in fiscal 2010, and a 12% increase in net oil production. The increase was partially offset by decreases in natural gas prices and production which declined 10% and 9%, respectively, as compared to fiscal 2010.

The increase in net oil production was due partly to increased activity and production from newer properties partially offset by natural declines in production from older properties. Also contributing to the increase in net production was lower royalty rates on certain high production rate properties resulting from the aforementioned modification to the royalty framework effective January 1, 2011. The decreases in royalty rates due to the modified royalty framework were partially offset by increased royalty rates due to higher oil prices. Gross oil production increased 10% during fiscal 2011 as compared to fiscal 2010.

Net natural gas production decreased 9% during fiscal 2011, as compared to fiscal 2010. Gross natural gas production decreased 14% during fiscal 2011, as compared to fiscal 2010. The decrease in production was primarily due to natural declines, including the Dunvegan property where natural gas production on a gross basis decreased 10%. The decrease in production on a net basis was partially offset by lower royalty rates resulting from the aforementioned modification to the royalty framework effective January 1, 2011 and lower natural gas prices. At Dunvegan, natural gas production on a net basis decreased 59,000 Mcf or 3% and net natural gas production at all other properties decreased 18%. Dunvegan contributed 64% of Barnwell's net natural gas production in fiscal 2011, as compared to 60% in fiscal 2010. In fiscal 2011, natural gas production from the Dunvegan Unit was responsible for 60% of Barnwell's natural gas revenues, as compared to 57% in fiscal 2010.

Oil and natural gas operating expenses

Operating expenses increased $1,201,000 (12%) to $11,404,000 in fiscal 2011, as compared to $10,203,000 in fiscal 2010, due primarily to higher workover activity and repairs in the Dunvegan field and older fields due to corrosion and aging. Also contributing to the increase was a 6% increase in the average exchange rate of the Canadian dollar to the U.S. dollar that increased oil and natural gas operating expenses $599,000.

Sale of development rights and Sale of interest in leasehold land

Kaupulehu Developments received its final development rights option payment from Hualalai Investors, the owner and current developer of Hualalai Resort, in December 2010. Revenues related to sales of development rights under option for the years ended September 30, 2011 and 2010 are summarized as follows:

	Year ended September 30,	
	2011	2010
Sale of development rights under option:		
Proceeds	**$ 2,656,000**	$ 2,656,000
Fees	**(159,000)**	(159,000)
Revenues – sale of development rights, net	**$ 2,497,000**	$ 2,497,000

All capitalized costs associated with Kaupulehu Developments' development rights were expensed in previous years.

There are no remaining development rights options outstanding as of September 30, 2011.

The following table summarizes the percentage of sales payment revenues received from WB for the years ended September 30, 2011 and 2010:

	Year ended September 30,	
	2011	2010
Sale of interest in leasehold land:		
Proceeds	**$ 1,325,000**	$ 3,560,000
Fees	**(80,000)**	(213,000)
Revenues – sale of interest in leasehold land, net	**$ 1,245,000**	$ 3,347,000

WB sold three ocean front single-family lots in Increment I during the year ended September 30, 2011 as compared to nine single-family lots during the year ended September 30, 2010. As of September 30, 2011, 22 of the 23 ocean front lots and seven of the 15 ocean view lots in Phase I of Increment I have been sold. Forty-two single-family lots are planned for Phase II of Increment I, for a total of 80 single-family lots planned for Increment I. The Company cannot predict when WB will complete the single-family lots in Phase II of Increment I and be permitted to begin marketing them. There is no assurance with regards to the amounts of future payments to be received.

Contract drilling

Contract drilling revenues and costs are associated with well drilling and water pump installation, replacement and repair in Hawaii.

Contract drilling revenues decreased $2,662,000 (41%) to $3,855,000 in fiscal 2011, as compared to $6,517,000 in fiscal 2010, and contract drilling costs decreased $1,718,000 (31%) to $3,882,000 in fiscal 2011, as compared to $5,600,000 in fiscal 2010. The contract drilling segment generated a $587,000 operating loss before general and administrative expenses during 2011, a decrease of $1,024,000 as compared to an operating profit before general and administrative expenses of $437,000 in fiscal 2010. The decrease in operating results was due to fewer well drilling contracts, lower well drilling contract amounts and margins, and unforeseen difficulties experienced on certain well drilling and water pump contracts in the current year period.

At September 30, 2011, there was a backlog of 12 pump installation and repair contracts, eight of which were in progress as of September 30, 2011. There were no well drilling contracts in backlog at September 30, 2011. The backlog of pump installation and repair contract revenues as of December 1, 2011 was approximately $570,000. All of the contracts in backlog at December 1, 2011 are expected to be completed within fiscal year 2012.

Contract drilling revenues and costs are not seasonal in nature but can fluctuate significantly based on the awarding and timing of available contracts, which are determined by contract drilling customer demand. There has been a significant decrease in demand for water well drilling contracts in the last two years due largely to the impact of the recession and continuing weak economic conditions on both private real estate development and governmental capital improvement budgets. The Company is unable to predict the near-term and long-term availability of water well drilling and pump installation and repair contracts as the duration of the slowdown in construction activity is unknown. Lack of availability of contracts may also result in increased competition for available contracts, which may result in lower estimated margins on awarded contracts.

Gas processing and other

Included in gas processing and other income were gains from drilling royalty credits of $1,424,000 and $1,323,000 in fiscal 2011 and 2010, respectively, due to the purchase of third-party drilling royalty credits by the oil and natural gas segment for less than par value. Under a temporary incentive program, the Canadian province of Alberta provided a temporary drilling royalty credit based on a fixed dollar amount per meter drilled to eligible companies which drill new conventional oil and natural gas wells on Alberta crown lands. Certain companies have earned drilling royalty credits which were in excess of a formulaic maximum based upon royalties paid, which resulted in such companies being unable to fully claim their drilling royalty credits. Other companies who had limited drilling activity generated drilling royalty credits that were cumulatively less than the formulaic maximum. Barnwell successfully acquired drilling royalty credits for less than par value from entities with excess drilling royalty credits, allowing Barnwell to realize these gains.

The drilling royalty credit program has ended and in the absence of legislation to renew the program, gains from purchased drilling royalty credits will not occur in future periods.

General and administrative expenses

General and administrative expenses increased $694,000 (8%) to $9,025,000 in fiscal 2011, as compared to $8,331,000 in fiscal 2010. The increase was primarily attributable to a $473,000 increase in compensation costs, a $332,000 increase in stock appreciation rights expense due to an increase in Barnwell's stock price, and a $172,000 increase in professional services expenses. The increase was partially offset by a decrease in expenses related to the Company's investment in joint ventures totaling $192,000 and a realized foreign currency transaction gain as a result of the repayment of U.S. dollar denominated debt using Canadian dollars totaling $119,000.

Depletion, depreciation, and amortization

Depletion, depreciation and amortization increased $825,000 (9%) to $10,127,000 in fiscal 2011, as compared to $9,302,000 in fiscal 2010, as a result of a 9% increase in the depletion rate due to increases in Barnwell's costs of finding and developing proven reserves and a 6% increase in the average exchange rate of the Canadian dollar to the U.S. dollar. Barnwell's costs of finding and developing proven reserves increased due primarily to activity in the Seagram Lakes area, where the Company spent $6,854,000; $759,000 on land, and $6,095,000 on drilling and development in fiscal 2011. Of the four wells drilled in the Seagram Lakes area in fiscal 2011, one well was assigned proved reserves, one well was awaiting evaluation, and two wells were unsuccessful as of September 30, 2011. All of the capital expenditures in this area were included in depletable costs for fiscal 2011. The increase was partially offset by a 6% decrease in net production in Mcfe.

Reduction of carrying value of assets

During fiscal years 2011 and 2010, Barnwell reduced the carrying value of certain assets. A breakdown of the reduction of the carrying value of assets as reported in the Consolidated Statements of Operations is as follows:

	Year ended September 30,	
	2011	2010
Investment in residential parcels	**$ 689,000**	$ 1,578,000
Real estate held for sale	**418,000**	571,000
Investment in joint ventures	**121,000**	-
Total reduction of carrying value of assets	**$ 1,228,000**	$ 2,149,000

During the year ended September 30, 2010, due to changes in fair values for real estate in the Lot 4A Increment I area of Kaupulehu, North Kona, Hawaii, Barnwell recorded write-downs of $1,578,000 and $571,000 for its investment in residential parcels and real estate held for sale, respectively. Barnwell recognized additional impairment losses of $689,000 and $418,000 during the year ended September 30, 2011 for its investment in residential parcels and real estate held for sale, respectively, primarily due to changes in fair values in the area of Kaupulehu 2007's interests.

Kona Village Resort sustained considerable damage as a result of the March 11, 2011 tsunami generated by a 9.0-magnitude earthquake that took place off the coast of Japan and subsequently announced it would close indefinitely and lay off its employees. As a result of the resort's shutdown, Barnwell determined a write-off of its remaining investment in Kona Village Investors, LLC was necessary. The write-off totaled $121,000 for the year ended September 30, 2011. No reduction was necessary during the year ended September 30, 2010.

Interest expense

Interest expense decreased $137,000 (11%) to $1,088,000 in fiscal 2011, as compared to $1,225,000 in fiscal 2010, due primarily to lower average loan balances.

The majority of Barnwell's debt is denominated in U.S. dollars. Therefore, the increase in the average exchange rate of the Canadian dollar to the U.S. dollar had a minimal impact on interest expense.

Income taxes

The components of earnings before income taxes, after adjusting earnings for non-controlling interests, are as follows:

	Year ended September 30,	
	2011	2010
Earnings (loss) before income taxes in:		
United States	**$(4,148,000)**	$(1,845,000)
Canada	**5,540,000**	6,450,000
	$ 1,392,000	$ 4,605,000

Barnwell's effective consolidated income tax rate for fiscal 2011, after adjusting earnings before income taxes for non-controlling interests, was 108%, as compared to 17% for fiscal 2010. U.S. source losses do not shelter Canadian taxes on Canadian source income and potentially result in foreign tax credit carryovers. However, in the absence of sufficient U.S. source income such foreign tax credit carryovers are not more likely than not to result in a future tax benefit. As such, the Company's income taxes will likely continue to be a high percentage of consolidated pretax income in the near future in the absence of sufficient U.S. source income or unforeseen tax benefits.

Included in the income tax provision for fiscal 2011 is the impact of Canadian income taxes that are not estimated to have a current or future benefit as foreign tax credits or deductions for U.S. tax purposes. Partially offsetting the expense was a $257,000 benefit primarily from the lapsing of the statute of limitations for a portion of uncertain tax positions related to Canadian income taxes.

Included in the income tax provision for fiscal 2010 is a $1,465,000 income tax benefit from the reversal of the valuation allowance on U.S. federal income tax losses due to a change in tax law enacted in November 2009 which expanded the number of years Barnwell can carry back such losses. There was no such benefit in fiscal 2011. Partially offsetting this benefit was the impact of the portion of Canadian income taxes that are not estimated to have a current or future benefit as foreign tax credits or deductions for U.S. tax purposes.

Uncertain tax positions consist primarily of Canadian federal and provincial audit issues that involve transfer pricing adjustments. In November 2010, the Company settled and paid the province of Alberta's reassessment of Canadian provincial taxes. The Alberta provincial reassessment resulted from the Canada Revenue Agency's examination of the Company's fiscal 2005 and 2006 Canadian federal returns, which was settled in September 2010. There was no material difference between the province of Alberta's reassessment and the related uncertain tax provision previously recorded by the Company. Because of a lack of clarity and uniformity regarding allowable transfer pricing valuations by differing jurisdictions, it is reasonably possible that the total amount of uncertain tax positions may significantly increase or decrease during the next 12 months, and the estimated range of any such variance is not currently estimable based upon facts and circumstances as of September 30, 2011.

Net earnings attributable to non-controlling interests

Earnings and losses attributable to non-controlling interests represent the non-controlling interests' share of revenues and expenses related to the various partnerships and joint ventures in which Barnwell has interests.

Net earnings attributable to non-controlling interests decreased $143,000 (31%) to $314,000 in fiscal 2011, as compared to $457,000 in fiscal 2010, due primarily to lower revenues reported by the land investment segment, partially offset by smaller write-downs of Barnwell's assets, impacting non-controlling interests in fiscal 2011 as compared to fiscal 2010.

Inflation

The effect of inflation on Barnwell has generally been to increase its cost of operations, interest cost (as a substantial portion of Barnwell's debt is at variable short-term rates of interest which tend to increase as inflation increases), general and administrative costs and direct costs associated with oil and natural gas production and contract drilling operations. Oil and natural gas prices realized by Barnwell are essentially determined by world prices for oil and western Canadian/Midwestern U.S. prices for natural gas.

Impact of Recently Issued Accounting Standards on Future Filings

Fair Value Measurements and Related Disclosures

In May 2011, the FASB issued an accounting standards update that provides a uniform framework for fair value measurements and related disclosures between GAAP and International Financial Reporting Standards. The amendments clarify or change the application of existing fair value measurements, including: (1) that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; (2) that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; (3) for Level 3 fair value measurements, quantitative information about the unobservable inputs used in a fair value measurement, a description of the valuation processes used by the entity, and a discussion about the sensitivity of the fair value measurements to changes in the unobservable inputs should be disclosed; (4) to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; (5) that in the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; (6) that premiums and discounts related to size as a characteristic of the reporting entity's holding are not permitted in a fair value measurement; (7) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; and (8) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined. The standard is effective for fiscal years beginning after December 15, 2011. We are currently evaluating its impact on our consolidated financial statements and disclosures.

Presentation of Comprehensive Income

In June 2011, the FASB issued an accounting standards update that eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, among other updates to the presentation of comprehensive income. Under this guidance, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In addition, an entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The standard is effective for fiscal years beginning after December 15, 2011, with early adoption permitted. Adoption of this standard will impact the presentation of the Company's consolidated financial statements. On October 12, 2011, the FASB issued a media advisory stating it is considering deferring certain aspects of this accounting standards update.

Liquidity and Capital Resources

Barnwell's primary sources of liquidity are cash on hand, cash flows from operations, land investment segment proceeds and available credit. At September 30, 2011, Barnwell had $9,834,000 in cash and cash equivalents, $5,441,000 in working capital, and $7,252,000 of available credit under its credit facility with its Canadian bank. Barnwell's future liquidity and ability to fund capital expenditures is dependent upon operating cash flows, existing working capital, available credit under its credit facility with its Canadian bank, and its ability to access debt markets.

Cash Flows

Cash flows provided by operations totaled $13,263,000 for fiscal 2011, as compared to $7,468,000 of cash flows provided by operations for the same period in fiscal 2010. The $5,795,000 increase was primarily due to changes in working capital.

Net cash used in investing activities totaled $11,473,000 for fiscal 2011, as compared to $1,811,000 of cash flows provided by investing activities for the same period in fiscal 2010. The $13,284,000 change was primarily attributable to a $10,258,000 increase in capital expenditures due to higher oil and natural gas capital expenditures and the purchase of an office in New York City by a subsidiary of the Company, and a $2,102,000 decrease in proceeds from land investment segment sales during fiscal 2011, as compared to the same period of the prior year.

Cash flows used in financing activities totaled $2,689,000 for fiscal 2011, as compared to $5,411,000 of cash flows used in financing activities for fiscal 2010. The $2,722,000 decrease is primarily due to a $2,714,000 decrease in debt repayments in the current year period as compared to the comparable prior year period.

Credit Arrangements

In April 2011, Barnwell's credit facility at Royal Bank of Canada, a Canadian bank, was renewed through April 2012 for $20,000,000 Canadian dollars, unchanged from the prior year amount, or US$19,252,000 at the September 30, 2011 exchange rate of 0.9626. Borrowings under this facility were US$12,000,000 and unused credit available under this facility was US$7,252,000 at September 30, 2011. The interest rate on this facility at September 30, 2011 was 3.0%. The facility is available in U.S. dollars at LIBOR plus 2.75%, at the Royal Bank U.S. base rate plus 1.75%, or in Canadian dollars at the Royal Bank prime rate plus 1.75%. A standby fee of 0.6875% per annum is charged on the unused facility balance. Additionally, Barnwell paid a fee of $31,000 in April 2011 to renew the facility.

In March 2011, Barnwell, together with its 80%-owned real estate joint venture, Kaupulehu 2007, refinanced its real estate loan with a new lender. The loan is a non-revolving seven year term loan with an interest rate that adjusts annually. Principal and interest are paid monthly and are determined annually based on a loan amortization schedule.

Monthly payments of principal and interest are due on the first day of each month and will change as a result of a change in the interest rate, the sale of a house or the sale of a residential parcel. The monthly payment for the first year, based on a seven-year amortization schedule, is approximately $169,000 and the interest rate for the first year is 3.67%. After the first year, the interest rate will adjust for each of the remaining six 1-year periods of the loan term. The interest rate will be the lender's then prevailing interest rate for similarly priced commercial mortgage loans or a floating rate equal to the lender's base rate. Kaupulehu 2007 paid a $32,000 fee to refinance the loan. Any unpaid principal balance and accrued interest will be due and payable on April 1, 2018.

The loan is collateralized by, among other things, a first mortgage on Kaupulehu 2007's four lots together with all improvements thereon. Kaupulehu 2007 will be required to make a principal payment upon the sale of a house or a residential parcel in the amount of the net sales proceeds of the house or residential parcel; the loan agreement defines net sales proceeds as the gross sales proceeds for the house or residential parcel, less reasonable commissions and normal closing costs.

The loan agreement contains provisions requiring us to maintain compliance with certain covenants including a consolidated debt service coverage ratio of not less than 1.20 to 1, a consolidated total liabilities to tangible net worth ratio not to exceed 1.85 to 1, and a maximum loan to value ("LTV") ratio. The lender may request updated appraisals no more frequently than annually. If the appraised value results in an LTV of greater than 70% of the appraised value of the homes and 65% of the appraised value of the residential parcels, a further principal payment would be required. As of September 30, 2011, we were in compliance with the loan covenants.

Oil and Natural Gas Capital Expenditures and Other Capital Expenditures

Barnwell's oil and natural gas capital expenditures, including accrued capital expenditures, increased $7,814,000 (142%) from $5,485,000 in fiscal 2010 to $13,299,000 in fiscal 2011. During the year ended September 30, 2011, Barnwell participated in drilling 18 gross (4.4 net) wells, of which 16 gross (3.4 net) wells appear to be successful or are currently being evaluated. Of the 2 dry holes, Barnwell expects to convert one gross (0.5 net) well into a water disposal well. Of the 18 gross wells drilled in fiscal 2011, 9 are horizontal oil wells, 2 are vertical oil wells and 7 are gas wells. Barnwell initiated 8 gross (3.6 net) of these wells during fiscal 2011. Including revisions of previous estimates, Barnwell replaced 65% of oil production (including natural gas liquids) and 1% of natural gas production during fiscal 2011, as compared to 74% and 15%, respectively, during fiscal 2010. Excluding revisions of previous estimates, Barnwell replaced 48% of oil production (including natural gas liquids) and 11% of natural gas production during fiscal 2011, as compared to 33% and 8%, respectively, during fiscal 2010. Of the $13,299,000 total oil and natural gas properties investments for fiscal 2011, $1,455,000 (11%) was for acquisition of oil and natural gas leases, $2,253,000 (17%) was for exploration costs and $9,591,000 (72%) was for development of oil and natural gas properties.

The following table sets forth the gross and net numbers of oil and natural gas wells Barnwell participated in drilling for the last two fiscal years:

	2011		2010	
	Gross	**Net**	Gross	Net
Exploratory oil and natural gas wells	**1**	**0.5**	1	0.5
Development oil and natural gas wells	**17**	**3.9**	22	2.3
Successful oil and natural gas wells	**16**	**3.4**	22	2.7
Unsuccessful oil and natural gas wells	**2**	**1.0**	1	0.1

Barnwell estimates that oil and natural gas capital expenditures for fiscal 2012 will range from $5,000,000 to $7,000,000. This estimated amount may increase or decrease as dictated by cash flows and management's assessment of the oil and natural gas environment and prospects.

In October 2010, a subsidiary of the Company completed the acquisition of a cooperative apartment that the Company was leasing as its New York City office for $2,061,000, paid entirely in cash. The apartment continues to be utilized as an office.

Other Considerations

We believe our capital resources such as current cash balances, future operating cash flows, land investment segment proceeds, residential home sales, and available credit will provide sufficient liquidity to fund our operations, planned future capital expenditures, scheduled debt repayments and related interest, and settle incentive compensation liabilities in cash, if necessary, in fiscal 2012. However, in the event oil and natural gas prices and production, land investment segment proceeds, and residential real estate home sales are less than current expectations, Barnwell's Canadian revolving credit facility is reduced below the current level of borrowings under the facility upon the April 2012 review, and/or we fall short of our key financial debt covenants for our real estate loan and are required to repay a portion of our loan borrowings earlier than anticipated, we will be faced with reduced cash flows which in turn could have a material adverse effect on our operations, liquidity, cash flows, and financial condition. As such, the near-term and longer-term outlook for sources of funds remains highly dependent on the factors noted above.

In the event our capital resources are not sufficient to fund our future cash needs, the Company will need to obtain alternative terms or sources of financing or liquidate investments and/or operating assets to make any required cash outflows. Events and circumstances that lead to results that significantly differ from management's expectations could have a material adverse effect on our operations, liquidity, cash flows, and financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors
Barnwell Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Barnwell Industries, Inc. and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, cash flows, and equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barnwell Industries, Inc. and subsidiaries as of September 30, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Honolulu, Hawaii
December 13, 2011

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	September 30, 2011	September 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 9,834,000**	$ 10,674,000
Restricted cash	**-**	218,000
Accounts receivable, net of allowance for doubtful accounts	**5,760,000**	6,535,000
Income taxes receivable	**43,000**	2,240,000
Prepaid expenses	**298,000**	400,000
Real estate held for sale	**12,640,000**	13,058,000
Other current assets	**955,000**	1,242,000
Total current assets	**29,530,000**	34,367,000
Investments	**4,623,000**	5,433,000
Property and equipment, net	**54,619,000**	50,088,000
Total assets	**$ 88,772,000**	$ 89,888,000
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	**$ 2,750,000**	$ 1,442,000
Accrued capital expenditures	**2,492,000**	2,269,000
Accrued compensation	**2,397,000**	2,142,000
Payable to joint interest owners	**1,012,000**	1,265,000
Income taxes payable	**199,000**	1,072,000
Current portion of long-term debt	**12,314,000**	13,650,000
Other current liabilities	**2,925,000**	2,966,000
Total current liabilities	**24,089,000**	24,806,000
Long-term debt	**11,400,000**	12,350,000
Liability for retirement benefits	**5,167,000**	5,391,000
Asset retirement obligation	**4,921,000**	4,869,000
Deferred income taxes	**4,481,000**	3,864,000
Total liabilities	**50,058,000**	51,280,000
Commitments and contingencies		
Equity:		
Barnwell Industries, Inc. stockholders' equity:		
Common stock, par value $0.50 per share; authorized, 20,000,000 shares: 8,445,060 issued at September 30, 2011 and 2010	**4,223,000**	4,223,000
Additional paid-in capital	**1,289,000**	1,289,000
Retained earnings	**34,231,000**	34,340,000
Accumulated other comprehensive income, net	**290,000**	49,000
Treasury stock, at cost: 167,900 shares at September 30, 2011 and 2010	**(2,286,000)**	(2,286,000)
Total Barnwell Industries, Inc. stockholders' equity	**37,747,000**	37,615,000
Non-controlling interests	**967,000**	993,000
Total equity	**38,714,000**	38,608,000
Total liabilities and equity	**$ 88,772,000**	$ 89,888,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended September 30, 2011	2010
Revenues:		
Oil and natural gas	**$ 28,804,000**	$ 27,556,000
Contract drilling	**3,855,000**	6,517,000
Sale of interest in leasehold land, net	**1,245,000**	3,347,000
Sale of development rights, net	**2,497,000**	2,497,000
Gas processing and other	**2,059,000**	1,955,000
	38,460,000	41,872,000
Costs and expenses:		
Oil and natural gas operating	**11,404,000**	10,203,000
Contract drilling operating	**3,882,000**	5,600,000
General and administrative	**9,025,000**	8,331,000
Depletion, depreciation, and amortization	**10,127,000**	9,302,000
Reduction of carrying value of assets	**1,228,000**	2,149,000
Interest expense	**1,088,000**	1,225,000
	36,754,000	36,810,000
Earnings before income taxes	**1,706,000**	5,062,000
Income tax provision	**1,501,000**	765,000
Net earnings	**205,000**	4,297,000
Less: Net earnings attributable to non-controlling interests	**314,000**	457,000
Net (loss) earnings attributable to Barnwell Industries, Inc.	**$ (109,000)**	$ 3,840,000
Basic net (loss) earnings per common share attributable to Barnwell Industries, Inc. stockholders	**$ (0.01)**	$ 0.46
Diluted net (loss) earnings per common share attributable to Barnwell Industries, Inc. stockholders	**$ (0.01)**	$ 0.46
Weighted-average number of common shares outstanding:		
Basic	**8,277,160**	8,273,848
Diluted	**8,277,160**	8,273,848

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended September 30,	
	2011	2010
Net earnings	**$ 205,000**	$ 4,297,000
Other comprehensive income:		
Foreign currency translation adjustments, net of taxes of $0	**(446,000)**	1,396,000
Retirement plans:		
Amortization of accumulated other comprehensive loss into net periodic benefit cost, net of taxes of $0	**239,000**	268,000
Net actuarial gains (losses) arising during the period, net of taxes of $0	**448,000**	(266,000)
Total other comprehensive income	**241,000**	1,398,000
Total comprehensive income	**446,000**	5,695,000
Less: Comprehensive income attributable to non-controlling interests	**314,000**	457,000
Comprehensive income attributable to Barnwell Industries, Inc.	**$ 132,000**	$ 5,238,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2011	2010
Cash flows from operating activities:		
Net earnings	**$ 205,000**	$ 4,297,000
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation, depletion, and amortization	**10,127,000**	9,302,000
Reduction of carrying value of assets	**1,228,000**	2,149,000
Retirement benefits expense	**718,000**	802,000
Deferred income tax expense	**675,000**	978,000
Share-based compensation expense	**404,000**	72,000
Accretion of asset retirement obligation	**341,000**	312,000
Asset retirement obligation payments	**(36,000)**	(182,000)
Foreign exchange gain	**(119,000)**	-
Share-based compensation payments	**(130,000)**	-
Retirement plan contributions	**(256,000)**	(255,000)
Sale of interest in leasehold land, net	**(1,245,000)**	(3,347,000)
Sale of development rights, net	**(2,497,000)**	(2,497,000)
Additions to real estate held for sale	**-**	(44,000)
Increase (decrease) from changes in current assets and liabilities	**3,848,000**	(4,119,000)
Net cash provided by operating activities	**13,263,000**	7,468,000
Cash flows from investing activities:		
Proceeds from sale of development rights, net of fees paid	**2,497,000**	2,497,000
Proceeds from sale of interest in leasehold land, net of fees paid	**1,245,000**	3,347,000
Proceeds from gas over bitumen royalty adjustments	**98,000**	124,000
Proceeds from sale of oil and natural gas properties	**-**	853,000
Return of capital distribution from joint venture	**-**	45,000
Capital expenditures	**(15,313,000)**	(5,055,000)
Net cash (used in) provided by investing activities	**(11,473,000)**	1,811,000
Cash flows from financing activities:		
Repayments of long-term debt	**(2,286,000)**	(5,000,000)
Contributions from non-controlling interests	**400,000**	881,000
Proceeds from exercise of stock options	**-**	59,000
Payment of loan commitment fees	**(63,000)**	(104,000)
Distributions to non-controlling interests	**(740,000)**	(1,247,000)
Net cash used in financing activities	**(2,689,000)**	(5,411,000)
Effect of exchange rate changes on cash and cash equivalents	**59,000**	(73,000)
Net (decrease) increase in cash and cash equivalents	**(840,000)**	3,795,000
Cash and cash equivalents at beginning of year	**10,674,000**	6,879,000
Cash and cash equivalents at end of year	**$ 9,834,000**	$ 10,674,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
Years ended September 30, 2010 and 2011

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Non-controlling Interests	Total Equity
Balance at September 30, 2009	8,240,160	$4,202,000	$1,227,000	$30,500,000	$(1,349,000)	$(2,262,000)	$ 902,000	$33,220,000
Exercise of stock options - 42,000 shares, net of 5,000 shares tendered and placed in treasury	37,000	21,000	62,000			(24,000)		59,000
Contributions from non-controlling interests							881,000	881,000
Distributions to non-controlling interests							(1,247,000)	(1,247,000)
Net earnings				3,840,000			457,000	4,297,000
Foreign currency translation adjustments, net of taxes of $0					1,396,000			1,396,000
Retirement plans:								
Amortization of accumulated other comprehensive loss into net periodic benefit cost, net of taxes of $0					268,000			268,000
Net actuarial losses arising during the period, net of taxes of $0					(266,000)			(266,000)
Balance at September 30, 2010	8,277,160	4,223,000	1,289,000	34,340,000	49,000	(2,286,000)	993,000	38,608,000
Contributions from non-controlling interests							400,000	400,000
Distributions to non-controlling interests							(740,000)	(740,000)
Net earnings (loss)				(109,000)			314,000	205,000
Foreign currency translation adjustments, net of taxes of $0					(446,000)			(446,000)
Retirement plans:								
Amortization of accumulated other comprehensive loss into net periodic benefit cost, net of taxes of $0					239,000			239,000
Net actuarial gains arising during the period, net of taxes of $0					448,000			448,000
Balance at September 30, 2011	8,277,160	$4,223,000	$1,289,000	$34,231,000	$ 290,000	$(2,286,000)	$ 967,000	$38,714,000

See Notes to Consolidated Financial Statements

BARNWELL INDUSTRIES, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2011 AND 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Barnwell is engaged in the following lines of business: 1) exploring for, developing, producing and selling oil and natural gas in Canada, 2) investing in land interests in Hawaii, 3) drilling wells and installing and repairing water pumping systems in Hawaii, and 4) developing homes for sale in Hawaii. Barnwell's oil and natural gas activities comprise its largest business segment. Seventy-nine percent of Barnwell's revenues and 86% of Barnwell's capital expenditures for the fiscal year ended September 30, 2011 were attributable to its oil and natural gas activities. Barnwell's land investment segment revenues accounted for 10% of fiscal 2011 revenues; Barnwell's contract drilling activities accounted for 10% of fiscal 2011 revenues; Barnwell's residential real estate segment accounted for 0% of fiscal 2011 revenues; and other revenues comprised 1% of fiscal 2011 revenues.

Principles of Consolidation

The consolidated financial statements include the accounts of Barnwell Industries, Inc. and all majority-owned subsidiaries, including an indirect 77.6%-owned land investment general partnership and two 80%-owned joint ventures (collectively referred to herein as "Barnwell," "we," "our," "us," or the "Company"). All significant intercompany accounts and transactions have been eliminated. Investments in companies over which Barnwell has the ability to exercise significant influence, but not control, are accounted for using the equity method.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management of Barnwell to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates. Significant assumptions are required in the valuation of deferred tax assets, asset retirement obligations, share-based payment arrangements, obligations for retirement plans, contract drilling estimated costs to complete, proved oil and natural gas reserves, and the carrying value of other assets, and such assumptions may impact the amount at which such items are recorded.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is Barnwell's best estimate of the amount of probable credit losses in Barnwell's existing accounts receivable and is based on historical write-off experience and the application of the specific identification method. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Barnwell does not have any off-balance sheet credit exposure related to its customers.

Real Estate Held for Sale

The costs of acquiring land and costs related to development and construction, including interest, property taxes and general and administrative expenses related to the development of land and home construction, are capitalized. Costs that relate to a specific lot or home are assigned to that lot or home while common costs related to multiple lots or homes will be allocated to each in proportion to their anticipated sales value.

Real estate held for sale is reported at the lower of the asset carrying value or fair value less costs to sell. The recorded balances are evaluated for impairment whenever events or changes in circumstances indicate that the balance may not be fully recoverable. This evaluation requires management to make assumptions and apply considerable judgments to, among others, estimates of the timing and amount of future cash flows, uncertainty about future events, including changes in economic conditions, changes in operating performance, and ongoing cost of maintenance and improvements of the assets. Changes in these and other assumptions may require impairment charges that may materially impact the Company's financial condition or its future operating results. If economic conditions worsen in the future or if difficult market conditions extend beyond the Company's expectations resulting in a decrease in the fair value of the aforementioned assets below carrying value, the Company will be required to record an impairment loss.

Investment in Residential Parcels

Barnwell's investment in residential parcels consists of land held for speculative purposes which is not expected to be sold within one year of the balance sheet date.

Investment in residential parcels is reported at the lower of the asset carrying value or fair value less costs to sell. The recorded balances are evaluated for impairment whenever events or changes in circumstances indicate that the balance may not be fully recoverable. This evaluation requires management to make assumptions and apply considerable judgments to, among others, estimates of the timing and amount of future cash flows, uncertainty about future events, including changes in economic conditions, changes in operating performance, changes in the use of the assets, and ongoing cost of maintenance and improvements of the assets. Changes in these and other assumptions may require impairment charges that may materially impact the Company's financial condition or its future operating results. If economic conditions worsen in the future or if difficult market conditions extend beyond the Company's expectations resulting in a decrease in the fair value of the aforementioned assets below carrying value, the Company will be required to record an impairment loss.

Investment in Joint Ventures

Barnwell accounts for its investment in joint ventures under the cost method when Barnwell's ownership interest is so minor as to have no influence over the operations and financial policies of the investee.

Joint venture investments are reviewed for impairment whenever factors indicate a decrease in value of the investment has occurred that is other-than-temporary. In evaluating whether an impairment is other-than-temporary, the Company considers all available information, including the length of time and extent of the impairment, the financial condition and near-term prospects of the affiliate, the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, and projected industry and economic trends, among others. In determining the fair value of an investment and assessing whether any identified impairment is other-than-temporary, significant estimates and considerable judgment are involved. These estimates and judgments are based in part on the Company's current and future evaluation of economic conditions in general, as well as a joint venture's current and future plans. These impairment calculations contain additional uncertainties because they also require management to make assumptions and apply judgments to, among others, estimates of future cash flows, probabilities related to various cash flow scenarios, and appropriate discount rates. Changes in these and other assumptions could affect the projected operational results of the unconsolidated affiliates and, accordingly, may require valuation adjustments to the Company's investments that may materially impact the Company's financial condition or its future operating results. If economic conditions worsen in the future or if difficult market conditions extend beyond the Company's expectations, resulting in declines in the fair value of the aforementioned assets below carrying value that are other-than-temporary, the Company will be required to record an impairment loss.

Investment in Land Interests

Barnwell accounts for sales of development rights under option and the Increment I and Increment II leasehold land interest sales under the full accrual method. Gains from such sales are recognized when the buyer's investments are adequate to demonstrate a commitment to pay for the property, risks and rewards of ownership have been transferred to the buyer, and Barnwell does not have a substantial continuing involvement with the property sold. With regard to the sales of Increment I and Increment II leasehold land interests, the percentage of sales payments are contingent future profits which will be recognized when they are realized. All costs of the sales of Increment I and Increment II leasehold land interests were recognized at the time of sale and none were deferred to future periods when any contingent profits will be recognized. Costs incurred for the acquisition and improvement of leasehold land interests and lot acquisition rights not yet sold are included in the Consolidated Balance Sheets under the caption "Investments."

Investment in land interests is reported at the lower of the asset carrying value or fair value and is evaluated for impairment whenever events or changes in circumstances indicate that the recorded investment balance may not be fully recoverable. This evaluation requires management to make assumptions and apply considerable judgments to, among others, estimates of the timing and amount of future cash flows, uncertainty about future events, including changes in economic conditions, changes in operating performance, changes in the use of the assets, and ongoing cost of maintenance and improvements of the assets. Changes in these and other assumptions may require valuation adjustments that may materially impact the Company's financial condition or its future operating results. If economic conditions worsen in the future or if difficult market conditions extend beyond the

Company's expectations resulting in a decrease in the fair value of the aforementioned assets below carrying value, the Company will be required to record an impairment loss.

Oil and Natural Gas Properties

Barnwell uses the full cost method of accounting under which all costs incurred in the acquisition, exploration and development of oil and natural gas reserves, including costs related to unsuccessful wells and estimated future site restoration and abandonment, are capitalized until such time as the aggregate of such costs net of accumulated depletion and oil and natural gas related deferred income taxes, on a country-by-country basis, equals the sum of 1) the discounted present value (at 10%), using average first-day-of-the-month prices during the 12-month period ending in the reporting period on a constant basis, of Barnwell's estimated future net cash flows from estimated production of proved oil and natural gas reserves as determined by independent petroleum reserve engineers, less estimated future expenditures to be incurred in developing and producing the proved reserves but excluding future cash outflows associated with settling asset retirement obligations accrued on the balance sheet; plus 2) the cost of major development projects and unproven properties not subject to depletion, if any; plus 3) the lower of cost or estimated fair value of unproven properties included in costs subject to depletion; less 4) related income tax effects. If net capitalized costs exceed this limit, the excess is expensed. Depletion is computed using the units-of-production method whereby capitalized costs, net of estimated salvage values, plus estimated future costs to develop proved reserves and satisfy asset retirement obligations, are amortized over the total estimated proved reserves on a country-by-country basis. Investments in major development projects are not depleted until either proved reserves are associated with the projects or impairment has been determined. At September 30, 2011 and 2010, Barnwell had no investments in oil and natural gas development projects, proved or unproved, that were not being depleted. General and administrative costs related to oil and natural gas operations are expensed as incurred. Proceeds from the disposition of minor producing oil and natural gas properties are credited to the cost of oil and natural gas properties. Gains or losses are recognized on the disposition of significant oil and natural gas properties.

Revenues associated with the sale of oil, natural gas and natural gas liquids are recognized in the Consolidated Statements of Operations when the oil, natural gas and natural gas liquids are delivered and title has passed to the customer.

Barnwell's sales reflect its working interest share after royalties. Barnwell's production is generally delivered and sold at the plant gate. Barnwell does not have transportation contracts with pipelines and does not have natural gas imbalances related to natural gas balancing arrangements with its partners.

Long-lived Assets

Long-lived assets to be held and used, other than oil and natural gas properties, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the future cash flows expected to result from use of the asset (undiscounted and without interest charges) are less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the asset carrying value or fair value, less cost to sell.

Drilling rigs, office and other property and equipment are depreciated using the straight-line method based on estimated useful lives.

Share-Based Compensation

Share-based compensation cost is measured at fair value. Barnwell utilizes a closed-form valuation model to determine the fair value of each option award. Expected volatilities are based on the historical volatility of Barnwell's stock over a period consistent with that of the expected terms of the options. The expected terms of the options represent expectations of future employee exercise and are estimated based on factors such as vesting periods, contractual expiration dates, historical trends in Barnwell's stock price, and historical exercise behavior. The risk-free rates for periods within the contractual life of the options are based on the yields of U.S. Treasury instruments with terms comparable to the estimated option terms. Expected dividends are based on current and historical dividend payments.

Retirement Plans

Barnwell accounts for its defined benefit pension plan, Supplemental Employee Retirement Plan, and postretirement medical insurance benefits plan by recognizing the over-funded or under-funded status of defined benefit pension and other postretirement plans (other than a multiemployer plan) as an asset or liability in its Consolidated Balance Sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. See further discussion at Note 9 below.

The estimation of Barnwell's retirement plan obligations, costs and liabilities requires management to estimate the amount and timing of cash outflows for projected future payments and cash inflows for maturities and expected returns on plan assets. These assumptions may have an effect on the amount and timing of future contributions.

At the end of each year, Barnwell determines the discount rate to be used to calculate the present value of plan liabilities and the net periodic benefit cost. The discount rate is an estimate of the current interest rate at which the retirement plan liabilities could be effectively settled at the end of the year. In estimating this rate, Barnwell looks to rates of return on high-quality, fixed-income investments and references the Citigroup Pension Liability Index at our balance sheet date. The discount rate used to value the future benefit obligation as of each year-end is the rate used to determine the periodic benefit cost in the following year. The estimated rate of return on plan assets is based on historical trends combined with long-term expectations, the mix of plan assets and long-term inflation assumptions.

The effects of actual results differing from the above assumptions or revisions to actuarial assumptions could materially affect Barnwell's financial condition and/or results of operations. The effects of changing assumptions are included in unamortized net gains and losses, which directly affect accumulated other comprehensive income. These unamortized gains and losses are amortized and reclassified to (loss) income over future periods.

Asset Retirement Obligation

Barnwell accounts for asset retirement obligations by recognizing the fair value of a liability for an asset retirement obligation in the period in which it is incurred. Barnwell's estimated site restoration and abandonment costs of its oil and natural gas properties are capitalized as part of the carrying amount of oil and natural gas properties and depleted over the life of the related reserves. The liability is accreted at the end of each period through charges to oil and natural gas operating expense.

Income Taxes

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax impacts of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Management evaluates its potential exposures from tax positions taken that have or could be challenged by taxing authorities in the evaluation. These potential exposures result because taxing authorities may take positions that differ from those taken by management in the interpretation and application of statutes, regulations and rules. Management considers the possibility of alternative outcomes based upon past experience, previous actions by taxing authorities (e.g., actions taken in other jurisdictions) and advice from tax experts. Recognized tax positions are initially and subsequently measured as the largest amount of tax benefit that is more likely than not of being realized upon ultimate settlement with a taxing authority on a jurisdiction-by-jurisdiction basis. Liabilities for unrecognized tax benefits related to such tax positions are included in long-term liabilities unless the tax position is expected to be settled within the upcoming year, in which case the liabilities are included in current liabilities. Interest and penalties related to uncertain tax positions are included in income tax expense.

Contract Drilling

Revenues, costs and profits applicable to contract drilling contracts are included in the Consolidated Statements of Operations using the percentage of completion method, principally measured by the percentage of labor dollars incurred to date for each contract to total estimated labor dollars for each contract. Contract losses are recognized in full in the period the losses are identified. The performance of drilling contracts may extend over more than one year and, in the interim periods, estimates of total contract costs and profits are used to determine revenues and profits earned for reporting the results of contract drilling operations. Revisions in the estimates required by subsequent performance and final contract settlements are included as adjustments to the results of operations in the period such revisions and settlements occur. Contracts are normally less than one year in duration.

(Loss) Earnings Per Common Share

Basic (loss) earnings per share excludes dilution and is computed by dividing net (loss) earnings attributable to Barnwell stockholders by the weighted-average number of common shares outstanding for the period. Diluted (loss) earnings per share includes the potentially dilutive effect of outstanding common stock options.

Reconciliations between net (loss) earnings attributable to Barnwell stockholders and common shares outstanding of the basic and diluted net (loss) earnings per share computations for the years ended September 30, 2011 and 2010 are as follows:

	Year ended September 30, 2011		
	Net Loss (Numerator)	Shares (Denominator)	Per-Share Amount
Basic net loss per share	**$ (109,000)**	**8,277,160**	**$(0.01)**
Effect of dilutive securities - common stock options	**-**	**-**	
Diluted net loss per share	**$ (109,000)**	**8,277,160**	**$(0.01)**

	Year ended September 30, 2010		
	Net Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Basic net earnings per share	$ 3,840,000	8,273,848	$ 0.46
Effect of dilutive securities - common stock options	-	-	
Diluted net earnings per share	$ 3,840,000	8,273,848	$ 0.46

Potential dilutive shares consist of the common shares issuable upon the exercise of outstanding stock options (both vested and non-vested) using the treasury stock method. Potential dilutive shares are excluded from the computation of (loss) earnings per share if their effect is antidilutive. Options to purchase 815,375 and 858,500 shares of common stock were excluded from the computation of diluted shares for fiscal years 2011 and 2010, respectively, as their inclusion would have been antidilutive.

Environmental

Barnwell is subject to extensive environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and maintenance of surface conditions and may require Barnwell to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Foreign Currency Translation

Assets and liabilities of foreign subsidiaries are translated at the year-end exchange rate and resulting translation gains or losses are accounted for in an equity account entitled "Accumulated other comprehensive income, net." Operating results of foreign subsidiaries are translated at average exchange rates during the period. Realized foreign currency transaction gains or losses were inconsequential in fiscal 2011 and 2010.

Fair Value Measurements

Fair value is defined as the amount that would be received from the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following categories:

- Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities in active markets and have the highest priority.
- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3: Unobservable inputs for the financial asset or liability and have the lowest priority.

2. SHARE-BASED PAYMENTS

The Company's share-based compensation expense and related income tax provision for the years ended September 30, 2011 and 2010 are as follows:

	Year ended September 30,	
	2011	2010
Share-based compensation expense	**$ 404,000**	$ 72,000
Income tax effect	**$ -**	$ -

Share-based compensation expense recognized in (loss) earnings for the years ended September 30, 2011 and 2010 are reflected in "General and administrative" expenses in the Consolidated Statements of Operations. There was no impact on income taxes for the years ended September 30, 2011 and 2010 due to a full valuation allowance on the related deferred tax asset.

Description of Share-Based Payment Arrangements

The Company's stock option plans are administered by the Compensation Committee of the Board of Directors.

1998 Stock Option Plan: Under the stockholder-approved 1998 Stock Option Plan (the "1998 Plan"), Barnwell was authorized to grant up to 780,000 shares of common stock to employees. A total of 774,000 share options were granted under this plan; as the 1998 Plan has reached its tenth anniversary, option shares are no longer available for grant. Stock options grants include qualified options that have an exercise price equal to the closing market price of Barnwell's stock on the date preceding the date of grant (110% of the closing market price on the date preceding the date of grant for options granted to affiliates), vest annually over four years of continuous service, and expire ten years from the date of grant (five years from date of grant for options granted to affiliates).

Non-qualified stock options: In December 2004, Barnwell granted non-qualified options with an exercise price equal to the closing market price of Barnwell's stock on the date of grant, that vest annually over five years of continuous service, and that expire ten years from the date of grant. The non-qualified options have stock appreciation rights features that permit the holder to receive stock, cash or a combination thereof equal to the amount by which the fair market value, at the time of exercise of the option, exceeds the option price.

2008 Equity Incentive Plan: The stockholder-approved 2008 Equity Incentive Plan (the "2008 Plan") provides for the issuance of incentive stock options, nonstatutory stock options, stock options with stock appreciation rights, restricted stock, restricted stock units and performance units, qualified performance-based awards, and stock grants to employees, consultants and non-employee members of the Board of Directors. 800,000 shares of Barnwell common stock have been reserved for issuance and at September 30, 2011, a total of 677,500 share options have been granted under this plan. Stock options grants include nonqualified stock options that have exercise prices equal to Barnwell's stock price on the date of grant, vest annually over a service period of four years commencing one year from the date of grant and expire ten years from the date of grant. The options have stock appreciation rights that permit the holder to receive stock, cash or a combination thereof equal to the amount by which the fair market value, at the time of exercise of the option, exceeds the option price.

Barnwell currently has a policy of issuing new shares to satisfy share option exercises under both the qualified plans and non-qualified plans when the optionee requests shares.

Equity-classified Awards

Compensation cost for equity-classified awards is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period.

A summary of the activity in Barnwell's equity-classified share options as of the beginning and end of the year ended September 30, 2011 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 1, 2010	60,000	$ 8.62		
Granted	-			
Exercised	-			
Expired	-			
Forfeited	-			
Outstanding at September 30, 2011	60,000	$ 8.62	3.2	$ -
Exercisable at September 30, 2011	60,000	$ 8.62	3.2	$ -

There was no share-based compensation expense for equity-classified awards in the years ended September 30, 2011 and 2010.

No equity options were exercised during the year ended September 30, 2011. The total intrinsic value of equity options exercised during the year ended September 30, 2010 was $115,000.

Liability-classified Awards

Compensation cost for liability-classified awards is remeasured at each period-end using a closed-form valuation model based on current values and is recognized as an expense over the requisite service period.

No stock options were granted during fiscal 2011. Barnwell granted stock options to acquire a total of 337,500 shares of Barnwell's common stock under non-qualified plans during fiscal 2010.

As of September 30, 2011, there was $181,000 of total unrecognized compensation cost related to nonvested liability-classified share options. That cost is expected to be recognized over 2.0 years.

The following assumptions were used in estimating fair value for all liability-classified share options outstanding during the years ended September 30, 2011 and 2010:

	Year ended September 30,	
	2011	2010
Expected volatility range	56.5% to 71.0%	48.4% to 64.3%
Weighted-average volatility	63.1%	52.8%
Expected dividends	0.0%	0.0%
Expected term (in years)	3.2 to 8.2	4.2 to 9.2
Risk-free interest rate	0.4% to 1.7%	1.0% to 2.5%
Expected forfeitures	None	None

The application of alternative assumptions could produce significantly different estimates of the fair value of share-based compensation, and consequently, the related costs reported in the Consolidated Statements of Operations.

A summary of the activity in Barnwell's liability-classified share options as of the beginning and end of the year ended September 30, 2011 is presented below:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at October 1, 2010	798,500	$ 8.18		
Granted	-			
Exercised	(43,125)	$ 4.32		
Expired	-			
Forfeited	-			
Outstanding at September 30, 2011	755,375	$ 8.40	6.4	$ -
Exercisable at September 30, 2011	431,000	$ 10.09	5.4	$ -

Total share-based compensation expense for liability-classified awards for the years ended September 30, 2011 and 2010 was $404,000 and $72,000, respectively. Included in share-based compensation for liability-classified awards for fiscal 2011 and 2010 was $253,000 and $288,000, respectively, of compensation expense related to shares that vested during each respective period and a

$151,000 expense and a $216,000 benefit, respectively, primarily due to the impact of fluctuations in Barnwell's stock price on previously vested shares in each respective period.

During the year ended September 30, 2011, the cash feature of 43,125 shares of non-qualified options was exercised. The total intrinsic value of the liability-classified options exercised during fiscal 2011 was $130,000. No liability-classified options were exercised during the year ended September 30, 2010. There is no estimated tax benefit related to the options exercised during the year ended September 30, 2011 due to a full valuation allowance on the related deferred tax asset.

3. ACCOUNTS RECEIVABLE AND CONTRACT COSTS

Accounts receivable are net of allowances for doubtful accounts of $70,000 as of September 30, 2011 and 2010, respectively. Included in accounts receivable are contract retainage balances of $324,000 and $260,000 as of September 30, 2011 and 2010, respectively. The retainage balance as of September 30, 2011 is expected to be collected within one year, generally within 45 days after the related contracts have received final acceptance and approval.

Costs and estimated earnings on uncompleted contracts are as follows:

	September 30,	
	2011	2010
Costs incurred on uncompleted contracts	**$ 1,315,000**	$ 6,127,000
Estimated earnings	**169,000**	923,000
	1,484,000	7,050,000
Less billings to date	**1,403,000**	6,840,000
	$ 81,000	$ 210,000

Costs and estimated earnings on uncompleted contracts are included in the Consolidated Balance Sheets as follows:

	September 30,	
	2011	2010
Costs and estimated earnings in excess of billings on uncompleted contracts (included in other current assets)	**$ 444,000**	$ 658,000
Billings in excess of costs and estimated earnings on uncompleted contracts (included in other current liabilities)	**(363,000)**	(448,000)
	$ 81,000	$ 210,000

4. REAL ESTATE HELD FOR SALE

Kaupulehu 2007 is a Hawaii limited liability limited partnership 80%-owned by Barnwell. At September 30, 2011, Kaupulehu 2007 owns two luxury residences that are available for sale in the Lot 4A Increment I area located approximately six miles north of the Kona International Airport in the North Kona District of the island of Hawaii, north of Hualalai Resort at Historic Ka'upulehu, between the Queen Kaahumanu Highway and the Pacific Ocean.

During the year ended September 30, 2010, due to changes in fair values for real estate in the Lot 4A Increment I area of Kaupulehu, North Kona, Hawaii, Barnwell recorded a $571,000 write-down of its real estate held for sale. Barnwell recognized an additional impairment loss of $418,000 during the year ended September 30, 2011 primarily due to changes in fair values in the area of Kaupulehu 2007's interests.

5. INVESTMENTS

A summary of Barnwell's investments at September 30, 2011 and 2010 is as follows:

	September 30,	
	2011	2010
Investment in two residential parcels	**$ 2,331,000**	$ 3,020,000
Investment in joint ventures	**1,754,000**	1,875,000
Investment in land interests:		
Leasehold land zoned conservation – Lot 4C	**50,000**	50,000
Lot acquisition rights – Mauka Lands	**488,000**	488,000
Total investments	**$ 4,623,000**	$ 5,433,000

Investment in two residential parcels

Kaupulehu 2007 owns two residential parcels in the Lot 4A Increment I area located approximately six miles north of the Kona International Airport in the North Kona District of the island of Hawaii, north of Hualalai Resort at Historic Ka'upulehu, between the Queen Kaahumanu Highway and the Pacific Ocean.

During the year ended September 30, 2010, due to changes in fair values for real estate in the Lot 4A Increment I area of Kaupulehu, North Kona, Hawaii, Barnwell recorded a $1,578,000 write-down of its investment in residential parcels. Barnwell recognized an additional impairment loss of $689,000 during the year ended September 30, 2011 primarily due to changes in fair values in the area of Kaupulehu 2007's interests.

Investment in joint ventures

Kaupulehu Investors, LLC, a limited liability company 80%-owned by Barnwell, owns 1.5% passive minority interests in Hualalai Investors JV, LLC and Hualalai Investors II, LLC (hereinafter collectively referred to as "Hualalai Investors"), owners of Hualalai Resort, and a 1.5% passive minority interest in Kona Village Investors, LLC, owner of Kona Village Resort. Kaupulehu Investors, LLC accounts for its 1.5% passive investments under the cost method.

Kona Village Resort sustained considerable damage as a result of the March 11, 2011 tsunami generated by a 9.0-magnitude earthquake that took place off the coast of Japan and subsequently announced it would close indefinitely and lay off its employees. As a result of the resort's shutdown, Barnwell determined a write-off of its remaining investment in Kona Village Investors, LLC was necessary. The write-off totaled $121,000 for the year ended September 30, 2011. No reduction was necessary during the year ended September 30, 2010.

Kaupulehu Investors, LLC received a $45,000 cash distribution in March 2010 from Kona Village Investors, LLC, representing a return of capital.

Development rights

Kaupulehu Developments received its final development rights option payment in December 2010. Revenues related to sales of development rights under option for the years ended September 30, 2011 and 2010 are summarized as follows:

	Year ended September 30,	
	2011	2010
Sale of development rights under option:		
Proceeds	**$ 2,656,000**	$ 2,656,000
Fees	**(159,000)**	(159,000)
Revenues – sale of development rights, net	**$ 2,497,000**	$ 2,497,000

All capitalized costs associated with Kaupulehu Developments' development rights were expensed in previous years.

There are no remaining development rights options outstanding as of September 30, 2011.

Percentage of sales payments

Kaupulehu Developments has the right to receive payments from WB and WBKD, entities not affiliated with Barnwell and its subsidiaries, resulting from the sale of lots and/or residential units within approximately 870 acres of the Kaupulehu Lot 4A area by WB and WBKD in two increments ("Increment I" and "Increment II"). Increment I is an area planned for approximately 80 single-family lots and a beach club on the portion of the property bordering the Pacific Ocean. The purchasers of the 80 single-family lots will have the right to apply for membership in the Kuki'o Golf and Beach Club, which is located adjacent to and south of the Four Seasons Resort Hualalai at Historic Ka'upulehu. Increment II, which has not been developed, is the remaining portion of the approximately 870-acre property and is zoned for single-family and multi-family residential units and a golf course and clubhouse and is currently planned for approximately 350-400 residential units.

With respect to Increment I, Kaupulehu Developments is entitled to receive payments from WB based on the following percentages of the gross receipts from WB's sales of single-family residential lots in Increment I: 9% of the gross proceeds from single-family lot sales up to aggregate gross proceeds of $100,000,000; 10% of such aggregate gross proceeds greater than $100,000,000 up to $300,000,000; and 14% of such aggregate gross proceeds in excess of $300,000,000.

WB sold three ocean front single-family lots in Increment I during the year ended September 30, 2011 and nine ocean front single-family lots during the year ended September 30, 2010. As of September 30, 2011, 22 of the 23 ocean front lots and seven of the 15 ocean view lots in Phase I of Increment I have been sold. Forty-two single-family lots are planned for Phase II of Increment I, for a total of 80 single-family lots planned for Increment I. The Company cannot predict when WB will complete the single-family lots in Phase II of Increment I and be permitted to begin marketing them.

The following table summarizes the Increment I percentage of sales payment revenues received from WB for the years ended September 30, 2011 and 2010:

	Year ended September 30,	
	2011	2010
Sale of interest in leasehold land:		
Proceeds	**$ 1,325,000**	$ 3,560,000
Fees	**(80,000)**	(213,000)
Revenues – sale of interest in leasehold land, net	**$ 1,245,000**	$ 3,347,000

With respect to Increment II, which is not yet developed, Kaupulehu Developments is entitled to receive future payments from WBKD based on a percentage of the sales prices of the residential lots or units, ranging from 8% to 10% of the price of improved or unimproved lots or 2.60% to 3.25% of the price of units constructed on a lot, to be determined in the future depending upon a number of variables, including whether the lots are sold prior to improvement. Furthermore, Kaupulehu Developments is entitled to receive up to $8,000,000 in additional payments after the members of WBKD have received distributions equal to the capital they invested in the project. Any future payments from WBKD under this agreement are contingent future profits which will be recognized when they are realized.

There is no assurance with regards to the amounts of future payments to be received.

Lot 4C

Barnwell owns a 77.6% controlling interest in Kaupulehu Developments, a Hawaii general partnership that owns interests in leasehold land for property located approximately six miles north of the Kona International Airport in the North Kona District of the island of Hawaii.

Lot 4C is an area of approximately 1,000 acres of vacant leasehold land zoned conservation and is located adjacent to Lot 4A. WB and/or WBKD have the exclusive right to negotiate with Kaupulehu Developments with respect to Lot 4C until June 2015. However, this right to negotiate will terminate in June 2013 if WB and/or WBKD have not completed all environmental assessments and surveys reasonably required to support a petition to the Hawaii State Land Use Commission for reclassification of Lot 4C.

There is no assurance that the required land use reclassification and rezoning from regulatory agencies will be obtained, that the necessary development terms and agreements will be successfully negotiated for Lot 4C, or that WB and/or WBKD will enter into an agreement with Kaupulehu Developments regarding Lot 4C.

Lot acquisition rights

Barnwell, through wholly-owned Kaupulehu Mauka Investors, LLC, owns acquisition rights as to 14 lots within agricultural-zoned leasehold land in the upland area of Kaupulehu ("Mauka Lands") situated between the Queen Kaahumanu Highway and the Mamalahoa Highway at Kaupulehu, on the island of Hawaii. The acquisition rights give Barnwell the right to acquire 14 residential lots, currently estimated to be two to five acres in size, which may be developed on the Mauka Lands. These lands are currently classified as agricultural by the state of Hawaii and, accordingly, the developer of these lands (Hualalai Investors) will need to pursue both state and county of Hawaii approvals for reclassification and rezoning to permit the development of residential lots and negotiate development terms.

There is no assurance that the developer of the Mauka Lands will obtain the necessary land use reclassification, rezoning, permits, approvals, and development terms and agreements needed to develop the Mauka Lands. If the developer of the Mauka Lands is unable to obtain such required land use changes, development terms and agreements with respect to the Mauka Lands and Barnwell is therefore unable to fully recover its investment in the Mauka Lands, we will incur an expense resulting from a write-off of the lot acquisition rights.

6. PROPERTY AND EQUIPMENT AND ASSET RETIREMENT OBLIGATION

Barnwell's property and equipment is detailed as follows:

	Estimated Useful Lives	Gross Property and Equipment	Accumulated Depletion, Depreciation, and Amortization	Net Property and Equipment
At September 30, 2011:				
Land		$ 863,000	$ -	$ 863,000
Oil and natural gas properties (full cost accounting)		224,852,000	(175,715,000)	49,137,000
Drilling rigs and equipment	3 – 10 years	7,020,000	(4,988,000)	2,032,000
Offices	40 years	2,420,000	(203,000)	2,217,000
Other property and equipment	3 – 17 years	3,881,000	(3,511,000)	370,000
Total		**$239,036,000**	**$(184,417,000)**	**$ 54,619,000**

	Estimated Useful Lives	Gross Property and Equipment	Accumulated Depletion, Depreciation, and Amortization	Net Property and Equipment
At September 30, 2010:				
Land		$ 365,000	$ -	$ 365,000
Oil and natural gas properties (full cost accounting)		214,249,000	(168,199,000)	46,050,000
Drilling rigs and equipment	3 – 10 years	6,855,000	(4,479,000)	2,376,000
Office	40 years	1,059,000	(145,000)	914,000
Other property and equipment	3 – 17 years	3,840,000	(3,457,000)	383,000
Total		$226,368,000	$(176,280,000)	$ 50,088,000

In October 2004, the Government of Alberta enacted amendments to the Natural Gas Royalty Regulation which provide a mechanism to reduce royalties for operators of natural gas wells which have been denied the right to produce by the Energy Resources Conservation Board as a result of government bitumen conservation policies. If production recommences from zones previously ordered to be shut-in, Barnwell may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable. Barnwell received a total of $98,000 and $124,000 for wells shut-in in the Thornbury area in fiscal years 2011 and 2010, respectively. It is Barnwell's estimation that the subject Thornbury wells will not recommence production and the receipts are payments for deemed production by the Government of Alberta to Barnwell for condemnation of the wells and accordingly, were credited to oil and natural gas properties for book purposes.

Barnwell recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The following is a reconciliation of the asset retirement obligation for the years ended September 30, 2011 and 2010:

	Year ended September 30,	
	2011	2010
Asset retirement obligation as of beginning of year	**$ 4,869,000**	$ 4,508,000
Obligations incurred on new wells drilled	**123,000**	93,000
Revision of estimated obligation	**(330,000)**	(48,000)
Accretion expense	**341,000**	312,000
Payments	**(36,000)**	(182,000)
Foreign currency translation adjustment	**(46,000)**	186,000
Asset retirement obligation as of end of year	**$ 4,921,000**	$ 4,869,000

7. INCENTIVE COMPENSATION PLAN

Barnwell established an incentive compensation plan in fiscal 2002 to compensate certain Canadian oil and natural gas segment personnel. The value of the plan is directly related to our oil and natural gas segment's net income and the value of our oil and natural gas reserves discovered for projects developed by such personnel. Barnwell recognized $41,000 and $96,000 of costs pursuant to this plan in fiscal 2011 and 2010, respectively. Amounts accrued under this plan totaled $681,000 and $648,000 as of September 30, 2011 and 2010, respectively, and are reported under the caption "Accrued compensation" on the Consolidated Balance Sheets.

8. LONG-TERM DEBT

A summary of Barnwell's long-term debt as of September 30, 2011 and 2010 is as follows:

	September 30,	
	2011	2010
Canadian revolving credit facility	**$ 12,000,000**	$ 13,000,000
Real estate loan	**11,714,000**	13,000,000
	23,714,000	26,000,000
Less current portion	**(12,314,000)**	(13,650,000)
Total long-term debt	**$ 11,400,000**	$ 12,350,000

Canadian revolving credit facility

Barnwell has a credit facility at Royal Bank of Canada, a Canadian bank, for $20,000,000 Canadian dollars, or US$19,252,000 at the September 30, 2011 exchange rate. Borrowings under this facility were US$12,000,000 and unused credit available under this facility was US$7,252,000 at September 30, 2011. The interest rate on the facility at September 30, 2011 was 3.0%.

The facility is available in U.S. dollars at LIBOR plus 2.75%, at the Royal Bank U.S. base rate plus 1.75%, or in Canadian dollars at the Royal Bank prime rate plus 1.75%. A standby fee of 0.6875% per annum is charged on the unused facility balance. Additionally, in fiscal 2011, Barnwell paid a fee of $31,000 to renew the facility. Under the financing agreement with Royal Bank of Canada, the facility is reviewed annually, with the next review planned for April 2012. Subject to that review, the facility may be extended one year with no required debt repayments for one year or converted to a two-year term loan by the bank. If the facility is converted to a two-year term loan, Barnwell has agreed to the following repayment schedule of the then outstanding loan balance: first year of the term period – 20% (5% per quarter), and in the second year of the term period – 80% (5% per quarter for the first three quarters and 65% in the final quarter). Based on the terms of this agreement, if Royal Bank of Canada were to convert the facility to a two-year term loan upon its next review in April 2012, Barnwell would be obligated to make quarterly principal and interest repayments beginning in July 2012. As such, one quarterly repayment of 5% would be due within one year of September 30, 2011 and accordingly, we have included $600,000, representing 5% of the outstanding loan balance at September 30, 2011, in the current portion of long-term debt.

Barnwell has the option to change the currency denomination and interest rate applicable to the loan at periodic intervals during the term of the loan. The facility is guaranteed by Barnwell and is collateralized by a general security agreement on all of the assets of Barnwell's oil and natural gas segment. No compensating bank balances are required for this facility.

Real estate loan

In March 2011, Barnwell, together with its 80%-owned real estate joint venture, Kaupulehu 2007, refinanced its real estate loan with a new lender. The loan is a non-revolving seven year term loan with an interest rate that adjusts annually. Principal and interest are paid monthly and are determined annually based on a loan amortization schedule.

Monthly payments of principal and interest are due on the first day of each month and will change as a result of a change in the interest rate, the sale of a house or the sale of a residential parcel. The monthly payment for the first year, based on a seven-year amortization schedule, is approximately $169,000 and the interest rate for the first year is 3.67%. After the first year, the interest rate will adjust for each of the remaining six 1-year periods of the loan term. The interest rate will be the lender's then prevailing interest rate for similarly priced commercial mortgage loans or a floating rate equal to the lender's base rate. Kaupulehu 2007 paid a $32,000 fee to refinance the loan. Any unpaid principal balance and accrued interest will be due and payable on April 1, 2018.

The loan is collateralized by, among other things, a first mortgage on Kaupulehu 2007's four lots together with all improvements thereon. Kaupulehu 2007 will be required to make a principal payment upon the sale of a house or a residential parcel in the amount of the net sales proceeds of the house or residential parcel; the loan agreement defines net sales proceeds as the gross sales proceeds for the house or residential parcel, less reasonable commissions and normal closing costs.

The loan agreement contains provisions requiring us to maintain compliance with certain covenants including a consolidated debt service coverage ratio of not less than 1.20 to 1, a consolidated total liabilities to tangible net worth ratio not to exceed 1.85 to 1, and a maximum loan to value ("LTV") ratio. The lender may request updated appraisals no more frequently than annually. If the appraised value results in an LTV of greater than 70% of the appraised value of the homes and 65% of the appraised value of the residential parcels, a further principal payment would be required. As of September 30, 2011, we were in compliance with the loan covenants.

Kaupulehu 2007 made scheduled monthly principal payments in May through September 2011, reducing the loan amount to $11,714,000 at September 30, 2011. Both houses collateralizing the loan are currently available for sale, therefore, the entire $11,714,000 outstanding at September 30, 2011 under the term loan has been classified as a current liability.

Combined maturities

Combined maturities of borrowings under the Company's two credit facilities are as follows based on the assumption that Kaupulehu 2007's two homes are sold during fiscal 2012 and that Royal Bank of Canada does not renew our facility upon the next review in April 2012 and the facility is therefore converted to a term loan:

Fiscal year ending	
2012	$ 12,314,000
2013	2,400,000
2014	9,000,000
2015	-
2016	-
Thereafter	-
Total	$ 23,714,000

9. RETIREMENT PLANS

Barnwell sponsors a noncontributory defined benefit pension plan ("Pension Plan") covering substantially all of its U.S. employees, with benefits based on years of service and the employee's highest consecutive five-year average earnings. Barnwell's funding policy is intended to provide for both benefits attributed to service to date and for those expected to be earned in the future. In addition, Barnwell sponsors a Supplemental Employee Retirement Plan ("SERP"), a noncontributory supplemental retirement benefit plan which covers certain current and former employees of Barnwell for amounts exceeding the limits allowed under the defined benefit pension plan, and a postretirement medical insurance benefits plan ("Postretirement Medical") covering U.S. employees who have attained at least 20 years of service with Barnwell and served at least 10 years at the position of Vice President or higher, their spouses and qualifying dependents.

The following tables detail the changes in benefit obligations, fair values of plan assets and reconciliations of the funded status of the retirement plans:

	Pension		SERP		Postretirement Medical	
	September 30,					
	2011	2010	**2011**	2010	**2011**	2010
Change in Projected Benefit Obligation:						
Benefit obligation at beginning of year	**$ 6,959,000**	$ 6,342,000	**$ 1,195,000**	$ 1,019,000	**$ 1,365,000**	$ 1,180,000
Service cost	**298,000**	298,000	**45,000**	44,000	**12,000**	15,000
Interest cost	**311,000**	322,000	**58,000**	54,000	**51,000**	64,000
Actuarial (gain) loss	**(342,000)**	180,000	**18,000**	83,000	**(397,000)**	106,000
Benefits paid	**(174,000)**	(178,000)	**(6,000)**	(5,000)	**-**	-
Administrative expenses paid	**(7,000)**	(5,000)	**-**	-	**-**	-
Benefit obligation at end of year	**7,045,000**	6,959,000	**1,310,000**	1,195,000	**1,031,000**	1,365,000
Change in Plan Assets:						
Fair value of plan assets at beginning of year	**4,123,000**	3,688,000	**-**	-	**-**	-
Actual return on plan assets	**23,000**	368,000	**-**	-	**-**	-
Employer contributions	**250,000**	250,000	**6,000**	5,000	**-**	-
Benefits paid	**(174,000)**	(178,000)	**(6,000)**	(5,000)	**-**	-
Administrative expenses paid	**(8,000)**	(5,000)	**-**	-	**-**	-
Fair value of plan assets at end of year	**4,214,000**	4,123,000	**-**	-	**-**	-
Funded status	**$(2,831,000)**	$(2,836,000)	**$(1,310,000)**	$(1,195,000)	**$(1,031,000)**	$(1,365,000)

	Pension		SERP		Postretirement Medical	
	September 30,					
	2011	2010	**2011**	2010	**2011**	2010
Amounts recognized in the Consolidated Balance Sheets:						
Noncurrent assets	**$ -**	$ -	**$ -**	$ -	**$ -**	$ -
Current liabilities	**-**	-	**(5,000)**	(5,000)	**-**	-
Noncurrent liabilities	**(2,831,000)**	(2,836,000)	**(1,305,000)**	(1,190,000)	**(1,031,000)**	(1,365,000)
Net amount	**$(2,831,000)**	$(2,836,000)	**$(1,310,000)**	$(1,195,000)	**$(1,031,000)**	$(1,365,000)
Amounts recognized in accumulated other comprehensive loss:						
Net actuarial loss (gain)	**$ 2,765,000**	$ 2,919,000	**$ 434,000**	$ 430,000	**$ (191,000)**	$ 201,000
Prior service cost (credit)	**98,000**	103,000	**(93,000)**	(89,000)	**284,000**	420,000
Accumulated other comprehensive loss	**$ 2,863,000**	$ 3,022,000	**$ 341,000**	$ 341,000	**$ 93,000**	$ 621,000

The following weighted-average assumptions were used to determine benefit obligations at September 30, 2011 and 2010:

	Pension		SERP		Postretirement Medical	
	September 30,					
	2011	2010	**2011**	2010	**2011**	2010
Assumptions used to determine the fiscal year-end benefit obligations:						
Discount rate	**4.75%**	5.00%	**4.75%**	5.00%	**4.75%**	5.00%
Rate of compensation increase	**5.00%**	5.00%	**5.00%**	5.00%	**N/A**	N/A

Barnwell estimates that it will make approximately $650,000 in contributions to the pension plan during fiscal 2012. The SERP and Postretirement Medical plans are unfunded and Barnwell will fund benefits when payments are made. Barnwell does not expect to make any benefit payments under the Postretirement Medical plan during fiscal 2012 and expected payments under the SERP for fiscal 2012 are not significant. Fluctuations in actual market returns as well as changes in general interest rates will result in changes in the market value of plan assets and may result in increased or decreased retirement benefits costs and contributions in future periods.

For the fiscal years ended September 30, 2011 and 2010, the following weighted-average assumptions were used to determine net periodic benefit cost for the fiscal years shown:

	Pension		SERP		Postretirement Medical	
	Year ended September 30,					
	2011	2010	**2011**	2010	**2011**	2010
Assumptions used to determine the net periodic benefit cost:						
Discount rate	**5.00%**	5.25%	**5.00%**	5.25%	**5.00%**	5.25%
Expected return on plan assets	**7.00%**	7.00%	**N/A**	N/A	**N/A**	N/A
Rate of compensation increase	**5.00%**	5.00%	**5.00%**	5.00%	**N/A**	N/A

We select a discount rate by reference to yields available on the Citigroup Pension Liability Index at our balance sheet date. The expected return on plan assets is primarily based on historical rates of return.

The components of net periodic benefit cost are as follows:

	Pension		SERP		Postretirement Medical	
	Year ended September 30,					
	2011	2010	**2011**	2010	**2011**	2010
Net periodic benefit cost for the year:						
Service cost	**$ 298,000**	$ 298,000	**$ 45,000**	$ 44,000	**$ 12,000**	$ 15,000
Interest cost	**311,000**	322,000	**58,000**	54,000	**51,000**	64,000
Expected return on plan assets	**(296,000)**	(264,000)	**-**	-	**-**	-
Amortization of prior service cost	**5,000**	5,000	**4,000**	5,000	**136,000**	136,000
Amortization of net actuarial loss (gain)	**85,000**	108,000	**14,000**	14,000	**(5,000)**	1,000
Net periodic benefit cost	**$ 403,000**	$ 469,000	**$ 121,000**	$ 117,000	**$194,000**	$216,000

The amounts that are estimated to be amortized from accumulated other comprehensive income into net periodic benefit cost in the next fiscal year are as follows:

	Pension	SERP	Postretirement Medical
Prior service cost (credit)	$ 5,000	$ (1,000)	$ 136,000
Net actuarial loss (gain)	108,000	16,000	(11,000)
	$ 113,000	$ 15,000	$ 125,000

The accumulated benefit obligation differs from the projected benefit obligation in that it assumes future compensation levels will remain unchanged. The accumulated benefit obligation for the pension plan was $5,284,000 and $4,876,000 at September 30, 2011 and 2010, respectively. The accumulated benefit obligation for the SERP was $879,000 and $772,000 at September 30, 2011 and 2010, respectively.

The benefits expected to be paid under the retirement plans as of September 30, 2011 are as follows:

	Pension	SERP	Postretirement Medical
Expected Benefit Payments:			
Fiscal year ending September 30, 2012	$ 158,000	$ 5,000	$ -
Fiscal year ending September 30, 2013	$ 147,000	$ 4,000	$ -
Fiscal year ending September 30, 2014	$ 198,000	$ 4,000	$ -
Fiscal year ending September 30, 2015	$ 187,000	$ 3,000	$ -
Fiscal year ending September 30, 2016	$ 176,000	$ 3,000	$ -
Fiscal years ending September 30, 2017 through 2021	$ 1,573,000	$ 176,000	$ 232,000

The following provides the assumed health care cost trend rates related to the measurement of Barnwell's postretirement medical obligations for fiscal years ended September 30, 2011 and 2010.

	Year ended September 30,	
	2011	2010
Health care cost trend rates assumed for next year	**7.5%**	8.0%
Ultimate cost trend rate	**6.0%**	6.0%
Year that the rate reaches the ultimate trend rate	**2014**	2014

The assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement medical obligations. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point (Decrease)
Effect on total service and interest cost components	$ 14,000	$ (11,000)
Effect on accumulated postretirement benefit obligations	$ 228,000	$ (179,000)

Plan assets

Management communicates periodically with its professional investment advisors to establish investment policies, direct investments and select investment options. The overall investment objective of the Pension Plan is to attain a diversified combination of investments that provides long-term growth in the assets of the plan to fund future benefit obligations while managing risk in order to meet current benefit obligations. Generally, principal repayments and interest received on government mortgage securities provide cash flows to fund current benefit obligations. Longer-term obligations are generally estimated to be provided for by growth in equity securities. The Company's investment policy permits investments in a diversified mix of U.S. and international equities, debt securities and cash equivalents.

Barnwell's investments in debt securities include corporate bonds, mortgage-backed securities, trust preferred securities and U.S. treasuries. The Company's investments in equity securities primarily include large, small, domestic, and international companies, as well as preferred stocks. Plan assets include $8,000 of Barnwell's stock at September 30, 2011. We believe that there are no significant concentrations of risk within our plan assets as of September 30, 2011.

The Company's year-end target allocation, by asset category, and the actual asset allocations at September 30, 2011 and 2010 were as follows:

	Target	September 30,	
Asset Category	Allocation	2011	2010
Cash and other	0% - 30%	15%	3%
Debt securities	20% - 60%	16%	31%
Equity securities	30% - 70%	69%	66%

Actual investment allocations may vary from our target allocations from time to time due to prevailing market conditions. Due to market turmoil in September 2011, management deferred the investment of a portion of cash into debt securities. We periodically review our actual investment allocations and rebalance our investments to our target allocations as dictated by current and anticipated market conditions and required cash flows.

We categorize plan assets into three levels based upon the assumptions used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 requires significant management judgment in determining the fair value. Equity securities are valued by obtaining quoted prices on recognized and highly liquid exchanges. Debt securities are valued based upon the closing price reported in the active market in which the security is traded. All of our plan assets are categorized as Level 1 assets, and as such, the actual market value is used to determine the fair value of assets. The following table sets forth by level, within the fair value hierarchy, pension plan assets at their fair value as of September 30, 2011 and 2010:

		Fair Value Measurements Using:		
	Carrying Amount as of September 30, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:				
Cash	$ 625,000	$ 625,000	$ -	$ -
U.S. government bonds	303,000	303,000	-	-
Corporate bonds	366,000	366,000	-	-
Preferred stocks	197,000	197,000	-	-
Equities	2,723,000	2,723,000	-	-
Total	$ 4,214,000	$ 4,214,000	$ -	$ -

		Fair Value Measurements Using:		
	Carrying Amount as of September 30, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:				
Cash	$ 106,000	$ 106,000	$ -	$ -
U.S. government bonds	430,000	430,000	-	-
Corporate bonds	867,000	867,000	-	-
Preferred stocks	253,000	253,000	-	-
Equities	2,467,000	2,467,000	-	-
Total	$ 4,123,000	$ 4,123,000	$ -	$ -

10. TAXES ON INCOME

The components of earnings before income taxes, after adjusting earnings for non-controlling interests, are as follows:

	Year ended September 30,	
	2011	2010
Earnings (loss) before income taxes in:		
United States	**$(4,148,000)**	$(1,845,000)
Canada	**5,540,000**	6,450,000
	$ 1,392,000	$ 4,605,000

The components of the income tax provision related to the above earnings are as follows:

	Year ended September 30,	
	2011	2010
Current provision (benefit):		
United States – Federal	$ -	$(1,465,000)
United States – State	**18,000**	73,000
	18,000	(1,392,000)
Canadian	**808,000**	1,179,000
Total current	**826,000**	(213,000)
Deferred provision:		
United States	**84,000**	191,000
Canadian	**591,000**	787,000
Total deferred	**675,000**	978,000
	$ 1,501,000	$ 765,000

Barnwell's effective consolidated income tax rate for fiscal 2011, after adjusting earnings before income taxes for non-controlling interests, was 108%, as compared to 17% for fiscal 2010.

Included in the income tax provision for fiscal 2011 is the impact of Canadian income taxes that are not estimated to have a current or future benefit as foreign tax credits or deductions for U.S. tax purposes. Partially offsetting the expense was a $257,000 benefit from the lapsing of the statute of limitations for a portion of uncertain tax positions related to Canadian income taxes.

Included in the income tax provision for fiscal 2010 is a $1,465,000 income tax benefit from the reversal of the valuation allowance on U.S. federal income tax losses due to a change in tax law enacted in November 2009 which expanded the number of years Barnwell can carry back such losses. There was no such benefit in fiscal 2011. Partially offsetting this benefit was the impact of the portion of Canadian income taxes that are not estimated to have a current or future benefit as foreign tax credits or deductions for U.S. tax purposes.

A reconciliation between the reported income tax provision and the amount computed by multiplying the earnings attributable to Barnwell before income taxes by the U.S. federal tax rate of 35% is as follows:

	Year ended September 30,	
	2011	2010
Tax expense computed by applying statutory rate	**$ 487,000**	$ 1,612,000
Increase (decrease) in the valuation allowance	**928,000**	(1,189,000)
Additional effect of the foreign tax provision on the total tax provision	**390,000**	482,000
State income taxes	**18,000**	73,000
Uncertain tax positions – lapses of statute	**(257,000)**	-
Other	**(65,000)**	(213,000)
	$ 1,501,000	$ 765,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2011 and 2010 are as follows:

	September 30, 2011	September 30, 2010
Deferred income tax assets:		
U.S. tax effect of deferred Canadian taxes	**$ 1,323,000**	$ 1,144,000
Foreign tax credit carryover	**1,656,000**	691,000
Alternative minimum tax credit carryover	**460,000**	460,000
U.S. federal net operating loss carryover	**79,000**	-
Tax basis of investment in land and residential real estate in excess of book basis	**1,383,000**	1,186,000
Property and equipment accumulated tax depreciation and depletion in excess of book under U.S. tax law	**4,655,000**	5,471,000
Liabilities accrued for books but not for tax under U.S. tax law	**4,242,000**	4,208,000
Liabilities accrued for books but not for tax under Canadian tax law	**1,616,000**	1,601,000
Other	**1,177,000**	979,000
Total gross deferred tax assets	**16,591,000**	15,740,000
Less valuation allowance	**(14,975,000)**	(14,131,000)
Net deferred income tax assets	**1,616,000**	1,609,000
Deferred income tax liabilities:		
Property and equipment accumulated tax depreciation and depletion in excess of book under Canadian tax law	**(5,508,000)**	(4,965,000)
Other	**(392,000)**	(316,000)
Total deferred income tax liabilities	**(5,900,000)**	(5,281,000)
Net deferred income tax liability	**$ (4,284,000)**	$ (3,672,000)

Net deferred income tax liability is included in the Consolidated Balance Sheets as follows:

	September 30, 2011	September 30, 2010
Current deferred income tax asset (included in other current assets)	**$ 197,000**	$ 192,000
Deferred income tax liability	**(4,481,000)**	(3,864,000)
Net deferred income tax liability	**$ (4,284,000)**	$ (3,672,000)

The total valuation allowance increased $844,000 for the year ended September 30, 2011. The increase was due primarily to increases in the valuation allowances for foreign tax credit carryovers which are not more likely than not to have a future tax benefit. Of the total increase in the valuation allowance for fiscal 2011, $928,000 was recognized as income tax expense and $84,000 was credited to accumulated other comprehensive income (loss).

Net deferred tax assets at September 30, 2011 of $1,616,000 consists primarily of Canadian deferred tax assets related to liabilities accrued for book purposes but not for tax purposes that are estimated to be realized through future Canadian income tax deductions against future Canadian oil and natural gas earnings.

At September 30, 2011, Barnwell had foreign tax credit carryovers, alternative minimum tax credit carryovers, and federal net operating loss carryovers totaling $1,656,000, $460,000 and $233,000, respectively. All three items were fully offset by valuation allowances at September 30, 2011. The foreign tax credit carryovers expire in fiscal years 2013-2021.

FASB ASC Topic 740, *Income Taxes*, prescribes a threshold for recognizing the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by a taxing authority.

Barnwell files U.S. federal income tax returns, income tax returns in various U.S. states, and Canadian federal and provincial tax returns. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the more likely than not outcome. We adjust these unrecognized tax benefits, as well as the related interest, based on ongoing changes in facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution for an amount less than the amount estimated by Barnwell would be recognized as a decrease in the effective income tax rate in the period of resolution, and unfavorable resolution in excess of the amount estimated by Barnwell would be recognized as an increase in the effective income tax rate in the period of resolution.

In November 2010, the Company settled and paid the province of Alberta's reassessment of Canadian provincial taxes. The Alberta provincial reassessment resulted from the Canada Revenue Agency's examination of the Company's fiscal 2005 and 2006 Canadian federal returns, which was settled in September 2010. There was no material difference between the province of Alberta's reassessment and the related uncertain tax provision previously recorded by the Company.

Below are the changes in uncertain tax positions for the years ended September 30, 2011 and 2010.

	Tax Positions Taken	Accrued Interest	Total Unrecognized Tax Benefits
Balance as of September 30, 2009	$ 1,231,000	$ 375,000	$ 1,606,000
Effect of tax positions taken in prior years	129,000	32,000	161,000
Settlements	(364,000)	(109,000)	(473,000)
Lapse of statute	(71,000)	(57,000)	(128,000)
Translation adjustments	55,000	16,000	71,000
Balance as of September 30, 2010	980,000	257,000	1,237,000
Effect of tax positions taken in prior years	11,000	(4,000)	7,000
Settlements	(172,000)	(67,000)	(239,000)
Lapses of statute	(155,000)	(102,000)	(257,000)
Translation adjustments	7,000	6,000	13,000
Balance as of September 30, 2011	**$ 671,000**	**$ 90,000**	**$ 761,000**

The total amount of unrecognized tax benefits at September 30, 2011 that, if recognized, would impact the effective tax rate was $761,000.

Uncertain tax positions consist primarily of Canadian federal and provincial audit issues that involve transfer pricing adjustments. Because of a lack of clarity and uniformity regarding allowable transfer pricing valuations by differing jurisdictions, it is reasonably possible that the total amount of uncertain tax positions may significantly increase or decrease within the next 12 months, and the estimated range of any such variance is not currently estimable based upon facts and circumstances as of September 30, 2011.

Included below is a summary of the tax years, by jurisdiction, that remain subject to examination by taxing authorities at September 30, 2011:

Jurisdiction	Fiscal Years Open
U.S. federal	2006, 2008 – 2010
Various U.S. states	2008 – 2010
Canada federal	2004 – 2010
Various Canadian provinces	2004 – 2010

11. REDUCTION OF CARRYING VALUE OF ASSETS

During fiscal years 2011 and 2010, Barnwell reduced the carrying value of certain assets. A breakdown of the reduction of the carrying value of assets as reported in the Consolidated Statements of Operations is as follows:

	Year ended September 30,	
	2011	2010
Investment in residential parcels	**$ 689,000**	$ 1,578,000
Real estate held for sale	**418,000**	571,000
Investment in joint ventures	**121,000**	-
Total reduction of carrying value of assets	**$ 1,228,000**	$ 2,149,000

During the year ended September 30, 2010, due to changes in fair values for real estate in the Lot 4A Increment I area of Kaupulehu, North Kona, Hawaii, Barnwell recorded write-downs of $1,578,000 and $571,000 for its investment in residential parcels and real estate held for sale, respectively. Barnwell recognized additional impairment losses of $689,000 and $418,000 during the year ended September 30, 2011 for its investment in residential parcels and real estate held for sale, respectively, primarily due to changes in fair values in the area of Kaupulehu 2007's interests.

Kona Village Resort sustained considerable damage as a result of the March 11, 2011 tsunami generated by a 9.0-magnitude earthquake that took place off the coast of Japan and subsequently announced it would close indefinitely and lay off its employees. As a result of the resort's shutdown, Barnwell determined a write-off of its remaining investment in Kona Village Investors, LLC was necessary. The write-off totaled $121,000 for the year ended September 30, 2011. No reduction was necessary during the year ended September 30, 2010.

12. SEGMENT AND GEOGRAPHIC INFORMATION

Barnwell operates four segments: 1) exploring for, developing, producing and selling oil and natural gas in Canada (oil and natural gas); 2) investing in land interests in Hawaii (land investment); 3) drilling wells and installing and repairing water pumping systems in Hawaii (contract drilling); and 4) developing homes for sale in Hawaii (residential real estate).

The following table presents certain financial information related to Barnwell's reporting segments. All revenues reported are from external customers with no intersegment sales or transfers.

	Year ended September 30,	
	2011	2010
Revenues:		
Oil and natural gas	**$ 30,228,000**	$ 28,879,000
Land investment	**3,742,000**	5,844,000
Contract drilling	**3,855,000**	6,517,000
Other	**596,000**	611,000
Total before interest income	**38,421,000**	41,851,000
Interest income	**39,000**	21,000
Total revenues	**$ 38,460,000**	$ 41,872,000
Depletion, depreciation, and amortization:		
Oil and natural gas	**$ 9,469,000**	$ 8,735,000
Contract drilling	**560,000**	480,000
Other	**98,000**	87,000
Total depletion, depreciation, and amortization	**$ 10,127,000**	$ 9,302,000
Reduction of carrying value of assets:		
Land investment	**$ 689,000**	$ 1,578,000
Residential real estate	**418,000**	571,000
Other	**121,000**	-
Total reduction of carrying value of assets	**$ 1,228,000**	$ 2,149,000
Operating profit (before general and administrative expenses):		
Oil and natural gas	**$ 9,355,000**	$ 9,941,000
Land investment	**3,053,000**	4,266,000
Contract drilling	**(587,000)**	437,000
Residential real estate	**(418,000)**	(571,000)
Other	**377,000**	524,000
Total operating profit	**11,780,000**	14,597,000
General and administrative expenses	**(9,025,000)**	(8,331,000)
Interest expense	**(1,088,000)**	(1,225,000)
Interest income	**39,000**	21,000
Earnings before income taxes	**$ 1,706,000**	$ 5,062,000

Capital Expenditures:

	Year ended September 30, 2011	2010
Oil and natural gas	**$ 13,299,000**	$ 5,485,000
Contract drilling	**186,000**	1,027,000
Other	**1,919,000**	220,000
Total	**$ 15,404,000**	$ 6,732,000

Assets By Segment:

	September 30, 2011		2010	
Oil and natural gas [(1)]	**$ 54,454,000**	**62%**	$ 52,021,000	58%
Land investment [(2)]	**2,869,000**	**3%**	3,558,000	4%
Contract drilling [(2)]	**3,660,000**	**4%**	4,514,000	5%
Residential real estate [(2)]	**12,640,000**	**14%**	13,058,000	15%
Other:				
Cash, cash equivalents and restricted cash	**9,834,000**	**11%**	10,892,000	12%
Corporate and other	**5,315,000**	**6%**	5,845,000	6%
Total	**$ 88,772,000**	**100%**	$ 89,888,000	100%

(1) Primarily located in the province of Alberta, Canada.
(2) Located in Hawaii.

Long-Lived Assets By Geographic Area:

	September 30, 2011		2010	
United States	**$ 9,911,000**	**17%**	$ 9,268,000	17%
Canada	**49,331,000**	**83%**	46,253,000	83%
Total	**$ 59,242,000**	**100%**	$ 55,521,000	100%

Revenue By Geographic Area:

	Year ended September 30, 2011	2010
United States	**$ 7,640,000**	$ 12,413,000
Canada	**30,781,000**	29,438,000
Total (excluding interest income)	**$ 38,421,000**	$ 41,851,000

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of accumulated other comprehensive income, net of taxes, are as follows:

	September 30,	
	2011	2010
Foreign currency translation	**$ 3,093,000**	$ 3,539,000
Retirement plans liability	**(2,803,000)**	(3,490,000)
Accumulated other comprehensive income	**$ 290,000**	$ 49,000

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued current liabilities and payables to joint interest owners approximate their fair values due to the short-term nature of the instruments. The carrying value of long-term debt approximates fair value as the terms approximate current market terms for similar debt instruments of comparable risk and maturities.

15. FAIR VALUE MEASUREMENTS

Barnwell does not have any assets and liabilities that are required to be remeasured on a recurring basis.

Certain of our assets and liabilities are reported at fair value in the accompanying balance sheets on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances. The following table provides carrying value and fair value measurement information for nonrecurring fair value measurements recorded during the years ended September 30, 2011 and 2010:

		Fair Value Measurements Using*:			
	Carrying Amount as of September 30, 2011	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Reduction of Carrying Value for the year ended September 30, 2011
Investment in residential parcels	$ 2,331,000	$ -	$ 2,331,000	$ -	$ 689,000
Real estate held for sale	$ 12,640,000	$ -	$ 12,640,000	$ -	$ 418,000
Investment in joint ventures	$ 1,754,000	$ -	$ -	$ 1,754,000	$ 121,000

	Carrying Amount as of September 30, 2010	Fair Value Measurements Using*: Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Reduction of Carrying Value for the year ended September 30, 2010
Investment in residential parcels	$ 3,020,000	$ -	$ 3,020,000	$ -	$ 1,578,000
Real estate held for sale	$ 13,058,000	$ -	$ 13,058,000	$ -	$ 571,000

* The fair values included in the tables above represent only those assets whose carrying values were adjusted to fair value in each respective period.

In determining the fair value of Barnwell's investment in residential parcels and real estate held for sale, prices for comparable sales transactions were used by an independent real estate consulting and appraisal firm to estimate fair value. Such fair value measurements have been classified as Level 2 valuations.

See Note 11 for further information regarding the reduction of carrying value of Barnwell's investments.

Barnwell estimates the fair value of asset retirement obligations based on the projected discounted future cash outflows required to settle abandonment and restoration liabilities. Such an estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Abandonment and restoration cost estimates are determined in conjunction with Barnwell's reserve engineers based on historical information regarding costs incurred to abandon and restore similar well sites, information regarding current market conditions and costs, and knowledge of subject well sites and properties. Asset retirement obligation fair value measurements in the current period were Level 3 fair value measurements. See Note 6 for further information regarding changes in the asset retirement obligation liability.

16. COMMITMENTS AND CONTINGENCIES

Barnwell has several non-cancelable operating leases for office space and leasehold land. Rental expense was $504,000 in 2011 and $629,000 in 2010. Barnwell is committed under these leases for minimum rental payments summarized by fiscal year as follows: 2012 - $521,000, 2013 - $522,000, 2014 - $462,000, 2015 - $167,000, 2016 - $167,000 and thereafter through 2026 an aggregate of $363,000. The lease payments for land were subject to renegotiation as of January 1, 2006. Per the lease agreement, the lease payments will remain unchanged pending an appraisal, whereupon the lease rent could be adjusted to fair market value. Barnwell does not know the amount of the new lease payments which could be effective upon performance of the appraisal; they may remain unchanged or increase, and Barnwell currently expects the adjustment, if any, to not be material. The future rental payment disclosures above assume the minimum lease payments for land in effect at December 31, 2005 remain unchanged through December 2025, the end of the lease term.

Barnwell is obligated to pay Nearco, Inc. ("Nearco") 2% of Kaupulehu Developments' gross receipts from real estate transactions, and Cambridge Hawaii Limited Partnership, a 49.9% partner of Kaupulehu Developments in which Barnwell has a 55.2% interest, is obligated to pay Nearco 4% of Kaupulehu Developments' gross receipts from real estate transactions. The fees represent compensation for promotion and marketing of Kaupulehu Developments' property and were determined based on the estimated fair value of such services.

In conjunction with the closing of the Increment II transaction in fiscal 2006, Kaupulehu Developments entered into an agreement to pay its external real estate legal counsel 1.5% of all Increment II percentage of sales payments received by Kaupulehu Developments for services provided by its external real estate legal counsel in the negotiation and closing of the Increment II transaction. No amounts were paid pursuant to this arrangement in fiscal years 2011 or 2010.

Kaupulehu 2007 has agreements with Kaupulehu 2007's project manager and with the independent building contractor that constructed the two luxury homes for Kaupulehu 2007. A significant provision of the agreements is that both the project manager and independent building contractor are each entitled to receive 20% of the sales profit, as calculated based on actual acquisition, construction, carrying and financing costs, upon the sale of each of the two homes constructed by Kaupulehu 2007.

Barnwell, as an investor in various joint ventures, may be periodically called upon to make additional capital contributions.

Barnwell is occasionally involved in routine litigation and is subject to governmental and regulatory controls that are incidental to the ordinary course of business. Barnwell's management believes that all claims and litigation involving Barnwell are not likely to have a material adverse effect on its results of operations, financial position or liquidity.

17. CONCENTRATIONS OF CREDIT RISK

Our oil and natural gas segment's primary concentration of credit risk is associated with four individually significant customers, Shell Trading Canada, ProGas Limited, Glencoe Resources Ltd. and Entegral Energy Marketing Inc. At September 30, 2011, these customers accounted for 37%, 18%, 13% and 15%, respectively, or in aggregate $1,591,000, of our oil and natural gas accounts receivables. No other customer accounted for more than 10% of our oil and natural gas accounts receivables.

At September 30, 2011, Barnwell's contract drilling subsidiary had accounts receivables from federal, state of Hawaii and county entities totaling $529,000. Barnwell has lien rights on wells drilled and pumps installed for federal, state of Hawaii, county and private entities.

Management does not believe significant credit risk related to these trade receivables exists at September 30, 2011 based on prior historical experience.

18. INFORMATION RELATING TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table details the effect of changes in current assets and liabilities on the Consolidated Statements of Cash Flows, and presents supplemental cash flow information:

	Year ended September 30,	
	2011	2010
Increase (decrease) from changes in:		
Receivables	**$ 2,894,000**	$(3,975,000)
Other current assets	**656,000**	421,000
Accounts payable	**1,378,000**	(2,002,000)
Accrued compensation	**(7,000)**	62,000
Other current liabilities	**(1,073,000)**	1,375,000
Increase (decrease) from changes in current assets and liabilities	**$ 3,848,000**	$(4,119,000)
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	**$ 996,000**	$ 1,098,000
Income taxes	**$ 1,774,000**	$ 953,000
Supplemental disclosure of non-cash investing and financing activities:		
Long-term debt borrowings refinanced	**$12,500,000**	$ -

During the year ended September 30, 2010, 12,300 stock options were exercised by tendering 5,000 shares of Barnwell stock at a market value of $4.84 per share, resulting in a $6,000 increase in common stock, an $18,000 increase in additional paid-in capital and a $24,000 increase in treasury stock.

Capital expenditure accruals related to oil and natural gas exploration and development increased $298,000 and $1,631,000 during the years ended September 30, 2011 and 2010, respectively. Additionally, during the years ended September 30, 2011 and 2010, capital expenditure accruals related to oil and natural gas asset retirement obligations decreased $207,000 and increased $46,000, respectively.

19. SUBSEQUENT EVENTS

There were no material subsequent events that would require recognition or disclosure in the accompanying consolidated financial statements.

20. SUMMARY OF SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Disclosure is not required as Barnwell qualifies as a smaller reporting company.

21. SUPPLEMENTARY OIL AND NATURAL GAS INFORMATION (UNAUDITED)

The following tables summarize information relative to Barnwell's oil and natural gas operations, which are conducted in Canada. Proved reserves are the estimated quantities of oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved producing oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The estimated net interests in total proved and proved producing reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimations. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

(A) Oil and Natural Gas Reserves

The following table summarizes changes in the estimates of Barnwell's net interests in total proved developed reserves of oil and natural gas liquids and natural gas, which are all in Canada. The Company has no proved undeveloped reserves. All of the information regarding reserves in this Form 10-K is derived from the report of our independent petroleum reserve engineers, InSite, and is included as an Exhibit to this Form 10-K.

	OIL & NGL (Bbls)	GAS (Mcf)	Total (Boe)
Proved reserves:			
Balance at September 30, 2009	1,334,000	20,610,000	4,887,000
Revisions of previous estimates	100,000	256,000	144,000
Extensions, discoveries and other additions	81,000	246,000	124,000
Less production	(243,000)	(3,245,000)	(802,000)
Balance at September 30, 2010	1,272,000	17,867,000	4,353,000
Revisions of previous estimates	42,000	(298,000)	(10,000)
Extensions, discoveries and other additions	120,000	324,000	176,000
Less production	(250,000)	(2,950,000)	(759,000)
Balance at September 30, 2011	**1,184,000**	**14,943,000**	**3,760,000**

(B) Capitalized Costs Relating to Oil and Natural Gas Producing Activities

All capitalized costs relating to oil and natural gas producing activities, which were being depleted in all years, are summarized as follows:

	September 30,	
	2011	2010
Proved properties	**$ 220,362,000**	$ 210,679,000
Unproved properties	**4,490,000**	3,570,000
Total capitalized costs	**224,852,000**	214,249,000
Accumulated depletion and depreciation	**175,715,000**	168,199,000
Net capitalized costs	**$ 49,137,000**	$ 46,050,000

(C) Costs Incurred in Oil and Natural Gas Property Acquisition, Exploration and Development

	Year ended September 30,	
	2011	2010
Acquisition of properties:		
Unproved	**$ 1,455,000**	$ 380,000
Proved	**-**	-
Exploration costs	**2,253,000**	1,288,000
Development costs	**9,591,000**	3,817,000
Total	**$ 13,299,000**	$ 5,485,000

(D) Results of Operations for Oil and Natural Gas Producing Activities

	Year ended September 30,	
	2011	2010
Gross revenues	**$ 36,008,000**	$ 34,762,000
Royalties, net of credit	**7,204,000**	7,206,000
Net revenues	**28,804,000**	27,556,000
Production costs	**11,404,000**	10,203,000
Depletion	**9,469,000**	8,735,000
Pre-tax results of operations*	**7,931,000**	8,618,000
Estimated income tax expense	**(2,459,000)**	(2,758,000)
Results of operations*	**$ 5,472,000**	$ 5,860,000

* Before general and administrative expenses, interest expense, and foreign exchange gains and losses.

(E) *Standardized Measure, Including Year-to-Year Changes Therein, of Estimated Discounted Future Net Cash Flows*

The following tables utilize reserve and production data estimated by independent petroleum reserve engineers. The information may be useful for certain comparison purposes but should not be solely relied upon in evaluating Barnwell or its performance. Moreover, the projections should not be construed as realistic estimates of future cash flows, nor should the standardized measure be viewed as representing current value.

The estimated future cash flows at September 30, 2011 and 2010 were based on weighted average sales prices, based upon the average of the price in effect on the first day of the month for the preceding twelve month period in accordance with SEC Release No. 33-8995. The future production and development costs represent the estimated future expenditures that we will incur to develop and produce the proved reserves, assuming continuation of existing economic conditions. The future income tax expenses were computed by applying statutory income tax rates in existence at September 30, 2011 and 2010 to the future pre-tax net cash flows relating to proved reserves, net of the tax basis of the properties involved.

Material revisions to reserve estimates may occur in the future, development and production of the oil and natural gas reserves may not occur in the periods assumed and actual prices realized and actual costs incurred are expected to vary significantly from those used. Management does not rely upon this information in making investment and operating decisions; rather, those decisions are based upon a wide range of factors, including estimates of probable reserves as well as proved reserves and price and cost assumptions different than those reflected herein.

Standardized Measure of Discounted Future Net Cash Flows

	September 30,	
	2011	2010
Future cash inflows	**$ 142,198,000**	$ 152,591,000
Future production costs	**(61,271,000)**	(66,856,000)
Future development costs	**(2,428,000)**	(2,883,000)
Future income tax expenses	**(13,839,000)**	(15,551,000)
Future net cash flows	**64,660,000**	67,301,000
10% annual discount for timing of cash flows	**(16,101,000)**	(17,675,000)
Standardized measure of discounted future net cash flows[1]	**$ 48,559,000**	$ 49,626,000

(1) Based on natural gas prices of $3.65 and $3.90 per Mcf, and oil prices of $82.04 and $71.68 per Bbl, for 2011 and 2010, respectively.

Changes in the Standardized Measure of Discounted Future Net Cash Flows

	Year ended September 30,	
	2011	2010
Beginning of year	**$ 49,626,000**	$ 50,241,000
Sales of oil and natural gas produced, net of production costs	**(17,400,000)**	(17,353,000)
Net changes in prices and production costs, net of royalties and wellhead taxes	**2,461,000**	3,830,000
Extensions and discoveries	**4,407,000**	3,532,000
Revisions of previous quantity estimates	**2,030,000**	1,009,000
Net change in income taxes	**479,000**	(1,108,000)
Accretion of discount	**4,919,000**	5,231,000
Other - changes in the timing of future production and other	**1,578,000**	2,388,000
Other - net change in Canadian dollar translation rate	**459,000**	1,856,000
Net change	**(1,067,000)**	(615,000)
End of year	**$ 48,559,000**	$ 49,626,000

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to Barnwell, including its consolidated subsidiaries, is made known to the officers who certify Barnwell's financial reports and to other members of executive management and the Board of Directors.

As of September 30, 2011, an evaluation was carried out by Barnwell's Chief Executive Officer and Chief Financial Officer of the effectiveness of Barnwell's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that Barnwell's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were effective as of September 30, 2011 to ensure that information required to be disclosed by Barnwell in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Act of 1934 and the rules thereunder.

Management's Annual Report on Internal Control Over Financial Reporting

Barnwell's management is responsible for establishing and maintaining adequate internal control over financial reporting for Barnwell, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of Barnwell's management, including our Chief Executive Officer and Chief Financial Officer, Barnwell conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control over Financial Reporting — Guidance for Smaller Public Companies* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Based on this evaluation under the COSO Framework, management concluded that its internal control over financial reporting was effective as of September 30, 2011.

Changes in Internal Control Over Financial Reporting

There was no change in Barnwell's internal control over financial reporting during the quarter ended September 30, 2011, that materially affected, or is reasonably likely to materially affect, Barnwell's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the 2012 Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2011, which proxy statement is incorporated herein by reference.

Barnwell adopted a Code of Ethics that applies to its Chief Executive Officer and the Chief Financial Officer. This Code of Ethics has been posted on Barnwell's website at www.brninc.com.

ITEM 11. EXECUTIVE COMPENSATION

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the 2012 Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2011, which proxy statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the 2012 Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2011, which proxy statement is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information about Barnwell's common stock that may be issued upon exercise of options and rights under all of Barnwell's existing equity compensation plans as of September 30, 2011:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	815,375	$8.41	122,500
Equity compensation plans not approved by security holders	-	-	-
Total	815,375	$8.41	122,500

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the 2012 Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2011, which proxy statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required is omitted pursuant to General Instruction G(3) of Form 10-K, since the Registrant will file its definitive proxy statement for the 2012 Annual Meeting of Stockholders no later than 120 days after the close of its fiscal year ended September 30, 2011, which proxy statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements

The following consolidated financial statements of Barnwell Industries, Inc. and its subsidiaries are included in Part II, Item 8:

Report of Independent Registered Public Accounting Firm – KPMG LLP

Consolidated Balance Sheets – September 30, 2011 and 2010

Consolidated Statements of Operations – for the years ended September 30, 2011 and 2010

Consolidated Statements of Comprehensive Income – for the years ended September 30, 2011 and 2010

Consolidated Statements of Cash Flows – for the years ended September 30, 2011 and 2010

Consolidated Statements of Equity – for the years ended September 30, 2011 and 2010

Notes to Consolidated Financial Statements

Schedules have been omitted because they were not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

(b) Exhibits

Exhibit Number	Description
3.1	Certificate of Incorporation[1]
3.2	Amended and Restated By-Laws[2]
4.0	Form of the Registrant's certificate of common stock, par value $.50 per share.[3]
10.1	The Barnwell Industries, Inc. Employees' Pension Plan (restated as of October 1, 1989).[4]
10.2	Phase I Makai Development Agreement dated June 30, 1992, by and between Kaupulehu Makai Venture and Kaupulehu Developments.[5]
10.3	KD/KMV Agreement dated June 30, 1992 by and between Kaupulehu Makai Venture and Kaupulehu Developments.[5]
10.4	Form of Purchase and Sale Agreement dated February 13, 2004 by and between Kaupulehu Developments and WB KD Acquisition, LLC.[6]
10.5	Form of Agreement Re Step In Rights of Kaupulehu Developments dated February 13, 2004.[7]
10.6	Agreement dated May 27, 2009 which became effective June 23, 2009 by and between Kaupulehu Developments and WB KD Acquisition, LLC and WB KD Acquisition II, LLC.[8]
21	List of Subsidiaries
23.1	Consent of KPMG LLP
23.2	Consent of InSite Petroleum Consultants Ltd.

Exhibit Number	Description
31.1	Certification of Chief Executive Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Reserve Report Summary prepared by InSite Petroleum Consultants Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Incorporated by reference to the Registrant's Form S-8 dated November 8, 1991.

(2) Incorporated by reference to the Registrant's Form 8-K filed December 12, 2007.

(3) Incorporated by reference to the registration statement on Form S-1 originally filed by the Registrant January 29, 1957 and as amended February 15, 1957 and February 19, 1957.

(4) Incorporated by reference to Form 10-K for the year ended September 30, 1989.

(5) Incorporated by reference to Form 10-K for the year ended September 30, 1992.

(6) Incorporated by reference to the Registrant's Form 8-K filed on February 13, 2004 and previously listed as Exhibit 2.1 in Barnwell's Form 10-QSB for the quarterly period ended March 31, 2004.

(7) Incorporated by reference to the Registrant's Form 8-K filed on February 13, 2004 and previously listed as Exhibit 2.2 in Barnwell's Form 10-QSB for the quarterly period ended March 31, 2004.

(8) Incorporated by reference to Form 10-Q for the quarterly period ended June 30, 2009.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARNWELL INDUSTRIES, INC.
(Registrant)

/s/ Russell M. Gifford

By: Russell M. Gifford
Chief Financial Officer,
Executive Vice President,
Treasurer and Secretary

Date: December 13, 2011

SIGNATURES (continued)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Morton H. Kinzler
Morton H. Kinzler
Chief Executive Officer and
Chairman of the Board
Date: December 13, 2011

/s/ Russell M. Gifford
Russell M. Gifford
Executive Vice President,
Chief Financial Officer, Treasurer,
Secretary and Director
Date: December 13, 2011

/s/ Alexander C. Kinzler
Alexander C. Kinzler
President, Chief Operating Officer,
General Counsel and Director
Date: December 13, 2011

/s/ Martin Anderson
Martin Anderson, Director
Date: December 13, 2011

/s/ Murray C. Gardner
Murray C. Gardner, Director
Date: December 13, 2011

/s/ Ahron H. Haspel
Ahron H. Haspel, Director
Date: December 13, 2011

/s/ Robert J. Inglima, Jr.
Robert J. Inglima, Jr., Director
Date: December 13, 2011

/s/ Diane G. Kranz
Diane G. Kranz, Director
Date: December 13, 2011

/s/ Kevin K. Takata
Kevin K. Takata, Director
Date: December 13, 2011

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Certificate of Incorporation(1)
3.2	Amended and Restated By-Laws(2)
4.0	Form of the Registrant's certificate of common stock, par value $.50 per share.(3)
10.1	The Barnwell Industries, Inc. Employees' Pension Plan (restated as of October 1, 1989).(4)
10.2	Phase I Makai Development Agreement dated June 30, 1992, by and between Kaupulehu Makai Venture and Kaupulehu Developments.(5)
10.3	KD/KMV Agreement dated June 30, 1992 by and between Kaupulehu Makai Venture and Kaupulehu Developments.(5)
10.4	Form of Purchase and Sale Agreement dated February 13, 2004 by and between Kaupulehu Developments and WB KD Acquisition, LLC.(6)
10.5	Form of Agreement Re Step In Rights of Kaupulehu Developments dated February 13, 2004.(7)
10.6	Agreement dated May 27, 2009 which became effective June 23, 2009 by and between Kaupulehu Developments and WB KD Acquisition, LLC and WB KD Acquisition II, LLC.(8)
21	List of Subsidiaries.
23.1	Consent of KPMG LLP.
23.2	Consent of InSite Petroleum Consultants Ltd.
31.1	Certification of Chief Executive Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant To Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Reserve Report Summary prepared by InSite Petroleum Consultants Ltd.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1) Incorporated by reference to the Registrant's Form S-8 dated November 8, 1991.
(2) Incorporated by reference to the Registrant's Form 8-K filed December 12, 2007.
(3) Incorporated by reference to the registration statement on Form S-1 originally filed by the Registrant January 29, 1957 and as amended February 15, 1957 and February 19, 1957.
(4) Incorporated by reference to Form 10-K for the year ended September 30, 1989.
(5) Incorporated by reference to Form 10-K for the year ended September 30, 1992.
(6) Incorporated by reference to the Registrant's Form 8-K filed on February 13, 2004 and previously listed as Exhibit 2.1 in Barnwell's Form 10-QSB for the quarterly period ended March 31, 2004.
(7) Incorporated by reference to the Registrant's Form 8-K filed on February 13, 2004 and previously listed as Exhibit 2.2 in Barnwell's Form 10-QSB for the quarterly period ended March 31, 2004.
(8) Incorporated by reference to Form 10-Q for the quarterly period ended June 30, 2009.

Exhibit No. 21

List of Subsidiaries

The subsidiaries of Barnwell Industries, Inc., at September 30, 2011 were:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Barnwell of Canada, Limited	Delaware
Water Resources International, Inc.	Delaware
Barnwell Hawaiian Properties, Inc.	Delaware
Barnwell Kona Corporation	Hawaii
Kaupulehu Developments	Hawaii
Cambridge Hawaii Limited Partnership	Hawaii
Barnwell Management Co., Inc.	Delaware
Barnwell Shallow Oil, Inc.	Delaware
Barnwell Geothermal Corporation	Delaware
Victoria Properties, Inc.	Delaware
Barnwell Financial Corporation	Delaware
Barnwell Alakea Properties, Inc.	Hawaii
Kaupulehu Investors, LLC	Hawaii
Mauka 3K, LLC	Hawaii
Kaupulehu Mauka Investors, LLC	Hawaii
Kaupulehu 2007, LLLP	Hawaii
Barnwell Makai, Inc.	Hawaii
Barnwell of Israel, Ltd.	Israel
Barnwell Oil & Gas, Ltd.	Israel
Bill Robbins Drilling, Ltd.	Alberta, Canada
Gypsy Petroleum Ltd.	Alberta, Canada
Dartmouth Petroleum, Ltd.	Alberta, Canada
J.H. Wilson Associates, Ltd.	Alberta, Canada

Exhibit No. 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Barnwell Industries, Inc.:

We consent to the incorporation by reference in the registration statements No. 333-153070 and No. 333-88380 on Form S-8 of Barnwell Industries, Inc. of our report dated December 13, 2011, with respect to the consolidated balance sheets of Barnwell Industries, Inc. and subsidiaries as of September 30, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, cash flows, and equity for the years then ended, which report appears in the September 30, 2011 annual report on Form 10-K of Barnwell Industries, Inc.

/s/ KPMG LLP
Honolulu, Hawaii
December 13, 2011

Exhibit No. 23.2

Consent of InSite Petroleum Consultants Ltd.

We hereby consent to the use of our name in the Annual Report on Form 10-K of Barnwell Industries, Inc. and to all references to us, our report concerning reserves and the data in that report appearing in the 10-K.

Date: December 13, 2011

InSite Petroleum Consultants Ltd.

By: /s/ L.K. Lindstrom
Name: L.K. Lindstrom, P. Eng.
Title: Managing Director

Exhibit No. 31.1

Certifications

I, Morton H. Kinzler, certify that:

1. I have reviewed this annual report on Form 10-K of Barnwell Industries, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 13, 2011

/s/ Morton H. Kinzler
Morton H. Kinzler
Chief Executive Officer

Exhibit No. 31.2

Certifications

I, Russell M. Gifford, certify that:

1. I have reviewed this annual report on Form 10-K of Barnwell Industries, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 13, 2011

/s/ Russell M. Gifford
Russell M. Gifford
Chief Financial Officer

Exhibit No. 32

Barnwell Industries, Inc.

Certification Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) each of the undersigned officers of Barnwell Industries, Inc. (the "Company"), does hereby certify, to such officer's knowledge that:

The Annual Report on Form 10-K for the year ended September 30, 2011 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the consolidated financial condition as of September 30, 2011 and consolidated results of operations for the year ended September 30, 2011 of the Company and its subsidiaries.

Dated: December 13, 2011

/s/ Morton H. Kinzler
Name: Morton H. Kinzler
Title: Chief Executive Officer

Dated: December 13, 2011

/s/ Russell M. Gifford
Name: Russell M. Gifford
Title: Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

A signed original of the written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

INSITE Petroleum Consultants Ltd.

October 26, 2011

Barnwell of Canada, Limited
Suite 900, 639 – 5th Avenue SW
Calgary, Alberta
T2P 0M9

Attention: Mr. Warren D. Steckley
President & COO

Re: Evaluation of the Oil and Gas Properties of Barnwell of Canada, Limited

Dear Sir:

As requested, an evaluation has been made of all of the crude oil and natural gas assets of Barnwell of Canada, Limited, hereinafter referred to as the "Company". The properties evaluated are located in the Canadian provinces of Alberta, British Columbia and Saskatchewan. The effective date of the reserve estimates presented in this report is September 30, 2011. The purpose of this evaluation and report is to fulfill Securities and Exchange Commission (SEC) reporting requirements.

All Company assets were evaluated in full detail. Individual property evaluations were prepared in the context of belonging to a larger portfolio of properties. Due to the principal of aggregation of reserves, the total portfolio reserves estimate carries a higher degree of confidence than the estimates for the individual properties.

This evaluation is based in part on prices, currency exchange rates and inflation which, in future, may differ materially from the forecasts utilized herein. In addition, changes in government policy and regulation may result in higher (or lower) royalties and taxes and the change may be material; therefore, the present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated. The reserve estimates presented in this report are considered reasonable as of the effective date of the report given the quality and quantity of data available; however, they should be accepted with the understanding that reservoir performance subsequent to the date of these estimates may necessitate revision, which may be material.

Barnwell of Canada, Limited
Summary of Net Reserves – Constant Prices and Costs

	Net Remaining Reserves		
	Crude Oil (Mstb)	NGL+ Cond. (Mstb)	Marketable Gas (MMcf)
Proved Producing	750	286	11,825
Proved Non-Producing	101	47	3,118
Total Proved	851	333	14,943

Constant prices were prepared based on posted prices of crude oil, natural gas, and natural gas liquids using a 12 month unweighted arithmetic average closing price of each commodity on the 1st day of each month from October 1, 2010 through September 1, 2011 during the fiscal year; costs were kept constant. All oil prices used in the evaluation have been adjusted from the reference price for quality and transportation; gas prices have been adjusted for heating value and transportation.

During the course of the evaluation, the Company provided InSite personnel with basic information including land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract details, operating cost data, capital budget forecasts, operating statements and other financial data and future operating plans. Additional engineering, geological or economic data used in the preparation of this report were obtained from public records, other operators and from InSite non-confidential files. InSite encountered no indications that the data was incomplete or inaccurate. Should evidence become available in the future suggesting that the data was incomplete or inaccurate, InSite reserves the right to revise the estimates based on new data. Similarly, the performance of the producing entities subsequent to the effective date of this report may necessitate upward or downward revisions to the reserve and production estimates.

In conducting our reserve analysis, proved reserve volumes were determined by volumetric, material balance, and production decline curve methods. The volumetric reserves were determined by reviewing all well logs, core, and geological data. Recovery factors were assigned after analyzing the performance of similar wells in the area. Historical well production was reviewed to determine reserves calculated by production decline curve analysis where sufficient historical data was available. The order of preference in choosing the methodology to be used was firstly production decline curve analysis or material balance where sufficient data was available for such analysis with volumetric calculations used where there was a lack of historical data.

The production and revenue forecasts for each property and the corporate cash flow summaries have not been adjusted for risk. At the request of the Company, well abandonment costs (excluding site reclamation) were included in the economic runs. Salvage value for existing equipment as well as costs to abandon suspended wells, producing wells with no reserves assigned, and facilities have not been included in this evaluation.

The oil and gas reserves calculations and income projections upon which this report is based, were determined in accordance with generally accepted evaluation practices. InSite Petroleum Consultants used all assumptions, data, methods and procedures it considered appropriate, under the circumstances, to prepare this report.

The extent and character of ownership and all factual data supplied by the Company were accepted as presented. A field inspection was not considered necessary by InSite Petroleum Consultants Ltd.

In this report, gross (or Company share) reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties have been deducted. The reserve category definitions utilized in this report are in accordance with SEC standards and Regulation S-X.

Yours very truly,

InSite Petroleum Consultants Ltd.

Original signed by L.K. Lindstrom, P. Eng.
(2011-10-26)

L.K. Lindstrom, P. Eng.
Managing Director

Original signed by D.H. Marshall, P. Eng
(2011-10-26)

D.H. Marshall, P. Eng.
Managing Director

Original signed by J. Ed Hasiuk, P. Geol.
(2011-10-26)

J. Ed Hasiuk, P. Geol.
Senior Geologist

Original signed by R. Baribeau, R.E.T.
(2011-10-26)

R. Baribeau, R.E.T.
Senior Technologist

File: 2011-4141
:kes
F:\BARN\Word\2011\ConLet2011-10K.doc

BOARD OF DIRECTORS

Martin Anderson [1, 2, 3] – Investor

Murray C. Gardner, Ph.D. [1, 2, 3, 4A] – Independent Oil and Gas Reservoir Consultant, Investor

Diane G. Kranz [1, 2, 3A] – Senior Partner, Kranz & Co., LLP (Accountants)

Kevin K. Takata [3, 4] – Deputy Attorney General, State of Hawaii

Ahron H. Haspel [1, 2A, 3, 4] – Attorney in Private Practice

Robert J. Inglima, Jr. [3, 4] – Attorney in Private Practice, Investor

Russell M. Gifford [4] – Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Alexander C. Kinzler [1, 4] – President, Chief Operating Officer and General Counsel

Morton H. Kinzler [1A] – Chairman of the Board and Chief Executive Officer

[1] Member of the Executive Committee
[2] Member of the Compensation Committee
[3] Member of the Audit Committee
[4] Member of the Reserves Committee

[1A] Chairperson of the Executive Committee
[2A] Chairperson of the Compensation Committee
[3A] Chairperson of the Audit Committee
[4A] Chairperson of the Reserves Committee

OFFICERS

Morton H. Kinzler
Chairman of the Board, Chief Executive Officer

Alexander C. Kinzler
President, Chief Operating Officer, General Counsel

Russell M. Gifford
Executive Vice President, Chief Financial Officer, Treasurer, Secretary

Mark A. Murashige
Vice President, Controller, Assistant Secretary

Margaret A. Mangan
Assistant Vice President, Assistant Treasurer, Assistant Secretary

Traciann K. Watanabe
Assistant Vice President, Assistant Controller

Sheryl A. L. Villanueva
Assistant Vice President, Assistant Controller

Heidi M. Uratsuka
Assistant Vice President

Corporate Information

Corporate Headquarters
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, Hawaii 96813
Phone (808) 531-8400
Fax (808) 531-7181

Canadian Office
Barnwell of Canada, Limited
Suite 900, 639 5th Avenue S.W.
Calgary, Alberta, Canada T2P 0M9
Phone (403) 531-1560
Fax (403) 266-4124

Big Island Office
Water Resources International, Inc.
P.O. Box 44520, Kamuela Industrial Park
Kamuela, Hawaii 96743
Phone (808) 882-7207
Fax (808) 882-7655

Transfer Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Phone (718) 921-8200
Website www.amstock.com

Ticker Symbol: **BRN**
Website: **www.brninc.com**

Stock Exchange Listing
NYSE Amex

Annual Meeting

Barnwell's Annual Meeting of Stockholders will be held on March 5, 2012 at 9:30 a.m., Central Standard Time, in Shreveport, Louisiana.

Market Prices of Common Stock

The following tables reflect the quarterly high and low sales prices, on the NYSE Amex, for the Company's common stock during the periods indicated:

Quarter ended	High	Low
December 31, 2009	$5.85	$4.10
March 31, 2010	$4.82	$2.50
June 30, 2010	$4.50	$2.76
September 30, 2010	$3.34	$2.58
December 31, 2010	$3.69	$2.72
March 31, 2011	$9.01	$3.70
June 30, 2011	$7.75	$4.91
September 30, 2011	$5.20	$2.91

Form 10-K

Stockholders may obtain a copy of the Company's Form 10-K, without charge, by writing to Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, HI 96813 or by sending an email to barnwellinfo@brninc.com or by clicking on the "Last 10-K" link on the Company's website (www.brninc.com).

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Barnwell Industries, Inc., 1100 Alakea Street, Suite 2900, Honolulu, HI 96813